As filed with the Securities and Exchange
Commission on April 28, 2004

Registration No. 33-69892
Registration No. 811-03341

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

POST-EFFECTIVE AMENDMENT NO. 16

TO

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
AND AMENDMENT TO
REGISTERED STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

ReliaStar Select Variable Account

ReliaStar Life Insurance Company
20 Washington Avenue South, Minneapolis, MN 55401
Minneapolis, MN 55401
Depositor's Telephone Number, including Area Code: (612) 372-5597

J. Neil McMurdie, Counsel
ING Americas (U.S. Legal Services)
151 Farmington Avenue, TS31, Hartford, Connecticut 06l56
(Name and Complete Address of Agent for Service)

cc: Jeffery R. Berry, Chief Counsel
ING Americas (U.S. Legal Services)
151 Farmington Avenue, TS31, Hartford, Connecticut 06156

Approximate date of proposed public offering: Continuous.

It is proposed that this filing will become effective (check appropriate box):

[ ]   immediately upon filing pursuant to paragraph (b) of Rule 485
[ ]   on May 1, 2004, pursuant to paragraph (b) of Rule 485
[ ]   60 days after filing pursuant to paragraph (a)(1)
[ ]   on _____ pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[ ]   This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

SELECT★ANNUITY III
AN INDIVIDUAL DEFERRED VARIABLE/FIXED ANNUITY CONTRACT
issued by
ReliaStar Life Insurance Company and its ReliaStar Select Variable Account

This prospectus offers flexible purchase payment individual deferred variable/fixed annuity contracts. The contracts are sold both as non-qualified contracts and in connection with retirement plans which may qualify for special Federal tax treatment under the Internal Revenue Code of 1986, as amended. (See "Federal Tax Status.") Annuity payouts from the contracts are deferred until a selected later date.

Subject to certain restrictions, you can allocate premiums to:
- the Fixed Account, an account that provides a minimum specified rate of interest; and
- Sub-Accounts of ReliaStar Select Variable Account, a Variable Account through which you may invest in certain portfolios of the following Funds families:

AIM Variable Insurance Funds	Janus Aspen Series
The Alger American Fund	Neuberger Berman Advisers Management Trust
Fidelity® Variable Insurance Products Fund	PIMCO Advisors VIT
ING Variable Products Trust	Putnam Variable Trust

The Variable Account, your account value and the amount of any Variable Annuity payments that you receive will vary, primarily based on the investment performance of the Funds you select. (For more information about investing in the Funds, see "Investments of the Variable Account.") The Fixed Account is the general account of ReliaStar Life Insurance Company (the "company," "ReliaStar Life," "we," "us" or "our"). The Fixed Account is not available to Contract Owners in the States of Maryland, Oregon, South Carolina and Washington.

Additional information about the contracts, ReliaStar Life and the Variable Account, contained in a Statement of Additional Information dated May 1, 2004, has been filed with the Securities and Exchange Commission ("SEC"). The Statement of Additional Information is available by accessing the SEC's Internet website (www.sec.gov) or upon request without charge by writing to us at the ING Service Center, P.O. Box 5050, Minot, North Dakota 58703 or by calling 1-877-884-5050. The Statement of Additional Information is incorporated by reference in this prospectus and its Table of Contents can be found on page 38 of this prospectus.

THIS PROSPECTUS SETS FORTH CONCISELY THE INFORMATION ABOUT THE CONTRACTS THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING AND SHOULD BE RETAINED FOR FUTURE REFERENCE.

The contracts:
- ***are not bank deposits or guaranteed by a bank***
- ***are not insured or guaranteed by the FDIC, the Federal Reserve Board or any other government agency***
- ***are affected by market fluctuations and so involve investment risk, including possible loss of principal***
- ***have not been approved or disapproved by the SEC nor has the SEC passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.***

This prospectus is accompanied by the current prospectuses for each of the Funds. Please read these prospectuses carefully before investing in the Variable Account and keep them for future reference.

THE DATE OF THIS PROSPECTUS IS MAY 1, 2004

TABLE OF CONTENTS

DEFINITIONS

Annuitant. The person who is named by the Owner whose life determines the annuity benefits payable.

Annuity Commencement Date. The date on which the annuity payments begin, which must be the first day of a month. The date will be the first day of the month following the Annuitant's 75th birthday unless an earlier or later date has been selected by the Owner and, if the date is later, it has been agreed to by ReliaStar Life.

Beneficiary. The person who is named to receive the Contract Value upon the death of the Owner before the Annuity Commencement Date or to receive the balance of the annuity payments, if any, under the annuity form in effect at the Annuitant's death.

Code. The Internal Revenue Code of 1986, as amended.

Contract Anniversary. Occurs yearly on the same day and month the contract was issued.

Contract Owner (Owner, you). The person who controls all the rights and privileges under the contract. The Annuitant owns the contract unless another Owner is named as provided for in the contract. The contract may be owned by one, but no more than two, natural persons. When it is held under a retirement plan or program described in Section 401(a), 403(a), 403(b), 408 or 408A or similar provisions of the Code, it may be held by one natural person only.

Contract Value. The sum of (a) the Variable Account Contract Value, which is the value of the Sub-Account Accumulation Units under the contract, plus (b) the Fixed Account Contract Value, which is the sum of purchase payments allocated to the Fixed Account under the contract, plus credited interest, minus surrenders, surrender charges previously applied and any annual administrative charges applicable to the Fixed Account and minus any transfers to the Variable Account.

Contract Year. Each twelve-month period starting with the date the contract was issued and each Contract Anniversary after that.

Death Benefit. The amount payable upon the death of a Contract Owner before the Annuity Commencement Date. (See "Death Benefit Before the Annuity Commencement Date.")

Death Benefit Valuation Date. The Death Benefit Valuation Date is the Valuation Date next following the date ReliaStar Life receives proof of death and a written request from the Beneficiary for a single sum payment or an annuity form permitted by Section 72(s) of the Code.

Fixed Account. The Fixed Account is the general account of ReliaStar Life, which consists of all assets of ReliaStar Life other than those allocated to separate accounts of ReliaStar Life.

Fixed Annuity. An annuity with payments which do not vary as to dollar amount.

Funds. Any open-end management investment company (or portfolio thereof) or unit investment trust (or series thereof) in which a Sub-Account invests.

Qualified Plan. A retirement plan under Sections 401, 403, 408 or 408A or similar provisions of the Code.

Specified Contract Anniversary. Each consecutive six year anniversary date measured from the date the contract was issued. The Specified Contract Anniversary is used to determine the Death Benefit payable if the Contract Owner dies before the Annuity Commencement Date. (See "Death Benefit Before the Annuity Commencement Date.")

Sub-Account. That portion of the Variable Account which invests in shares of a specific Fund.

Sub-Account Accumulation Unit. A unit of measure used to determine the Variable Account Contract Value before annuity payments start.

Successor Beneficiary. The person named to become the Beneficiary if the Beneficiary is not alive.

Valuation Date. Each day on which the New York Stock Exchange is open for business except for a day that a Sub-Account's corresponding Fund does not value its shares.

Valuation Period. A Valuation Period is the period between two successive Valuation Dates, commencing at the close of business of a Valuation Date (normally at 4.00 p.m., Eastern Time) and ending at the close of business on the next Valuation Date (normally at 4:00 p.m., Eastern Time).

Variable Account. A separate account of ReliaStar Life consisting of assets set aside by ReliaStar Life, the investment performance of which is kept separate from that of the general assets of ReliaStar Life.

Variable Annuity. A series of periodic payments to the contract payee which will vary in amount, primarily based on the investment results of the Sub-Accounts under the contract.

Variable Annuity Unit. A unit of measure used in the calculation of the second and each subsequent Variable Annuity payment from the Variable Account.

SUMMARY OF CONTRACT EXPENSES

The following tables describe the fees and expenses you will pay when buying, owning and surrendering the contract. See "Charges Made By ReliaStar Life" for additional information about each of these fees and expenses.

Maximum Contract Owner Transaction Expenses. The following table describes the fees and expenses you will pay at the time you buy the contract, surrender the contract or make transfers between the Sub-Accounts or to the Fixed Account. State premium taxes may also be deducted. See "Premium and Other Taxes."

Sales Charge Imposed on Purchases	None
Maximum Surrender Charge [a]	6%
Partial Surrender Fee [b]	2% of the partial surrender amount, up to $25
Transfer Charge [c]	$25

Periodic Fees and Expenses. The following table describes the fees and expenses you will pay periodically during the time you own the contract, not including Fund fees and expenses.

Annual Contract Charge	$30

Variable Account Annual Expenses (as a percentage of average Variable Account Contract Value):

Mortality and Expense Risk Premiums	1.25%
Administration Charge	0.15%
Total Variable Account Annual Expenses	1.40%

Fund Fees and Expenses. The following table shows the minimum and maximum Fund fees and expenses that you may pay each year during the time you own the contract. These may change from year to year. You should review the Fund prospectuses for details about the fees and charges specific to a particular Fund.

Annual Fund Expenses (as a percentage of Fund average net assets):

	Minimum	Maximum
Total Gross Annual Fund Expenses [d]	0.28%	2.30%
Total Net Annual Fund Expenses [d, e]	0.28%	1.34%

(a) The surrender charge is percentage of amounts surrendered attributable to purchase payments made in the last six Contract Years. The percentage declines over time. In certain situations amounts can be surrendered without any surrender charge. See "Surrender Charge (Contingent Deferred Sales Charge)."

(b) ReliaStar Life currently does not assess this fee. See "Partial Surrenders."

(c) ReliaStar Life currently imposes this charge only on transfers after the 24th transfer in a Contract Year. See "Transfer Charge."

(d) Total annual Fund expenses include management fees, distribution (12b-1) fees and other expenses.

(e) The Total Net Annual Fund Expense figures take into account contractual arrangements that require reimbursement or waiver of certain Fund fees and expenses at least through the end of this year. Out of all of the Funds available through the contract, 15 have contractual arrangements to reimburse or waive certain fees and expenses. Generally, these arrangements provide that fees and expenses will be reimbursed or waived above a certain level for a specific period of time. **See the Fund Expense Table which begins on the following page for more detailed information about these contractual arrangements.** The minimum and maximum total net annual Fund expenses shown take into account all of the available Funds, not just those with contractual arrangements.

Fund Expense Table.[1] The following table shows the investment advisory fees and other expenses charged annually by each Fund. Fund fees are one of the factors that impacts the value of a Fund share. To learn about additional factors, please see the Fund prospectuses. **See also Expenses of the Funds, page 16.** The following figures are a percentage of the average net assets of each Fund as of December 31, 2003.

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
AIM V.I. Dent Demographic Trends Fund (Series I Shares) [2]	0.85%	--	0.45%	1.30%	--	1.30%
Alger American Growth Portfolio (Class O Shares)	0.75%	--	0.10%	0.85%	--	0.85%
Alger American Leveraged AllCap Portfolio (Class O Shares)	0.85%	--	0.12%	0.97%	--	0.97%
Alger American MidCap Growth Portfolio (Class O Shares)	0.80%	--	0.13%	0.93%	--	0.93%
Alger American Small Capitalization Portfolio (Class O Shares)	0.85%	--	0.12%	0.97%	--	0.97%
Fidelity® VIP *Contrafund*® Portfolio (Initial Class)	0.58%	--	0.09%	0.67%	--	0.67%
Fidelity® VIP Equity-Income Portfolio (Initial Class)	0.48%	--	0.09%	0.57%	--	0.57%
Fidelity® VIP Growth Portfolio (Initial Class)	0.58%	--	0.09%	0.67%	--	0.67%
Fidelity® VIP High Income Portfolio (Initial Class)	0.58%	--	0.11%	0.69%	--	0.69%
Fidelity® VIP Index 500 Portfolio (Initial Class) [3]	0.24%	--	0.10%	0.34%	--	0.34%
Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)	0.43%	--	0.11%	0.54%	--	0.54%
Fidelity® VIP Money Market Portfolio (Initial Class)	0.20%	--	0.09%	0.29%	--	0.29%
ING JPMorgan Small Cap Equity Portfolio (Class I) [4, 5, 6, 7]	0.90%	--	--	0.90%	--	0.90%
ING Liquid Assets Portfolio (Class I) [4, 5, 6]	0.27%	--	0.01%	0.28%	--	0.28%
ING Mercury Focus Value Portfolio (Class I) [4, 5, 6]	0.80%	--	--	0.80%	--	0.80%
ING Stock Index Portfolio (Institutional Shares) [4, 5, 8]	0.27%	--	0.01%	0.28%	--	0.28%
ING Van Kampen Equity Growth Portfolio (Institutional Shares) [4, 5, 6]	0.65%	--	0.02%	0.67%	--	0.67%
ING VP Disciplined LargeCap Portfolio (Class I) [*, 9, 10, 11]	0.75%	--	0.71%	1.46%	0.56%	0.90%
ING VP High Yield Bond Portfolio (Class I) [*, 9, 10, 11]	0.75%	--	0.49%	1.24%	0.43%	0.81%
ING VP International Value Portfolio (Class I) [*, 9, 10, 11]	1.00%	--	0.45%	1.45%	0.45%	1.00%
ING VP MagnaCap Portfolio (Class I) [*, 9, 10, 11, 12]	0.75%	--	0.39%	1.14%	0.24%	0.90%
ING VP MidCap Opportunities Portfolio (Class I) [*, 9, 10, 11]	0.75%	--	0.46%	1.21%	0.31%	0.90%
ING VP SmallCap Opportunities Portfolio (Class I) [*, 9, 10, 11]	0.75%	--	0.32%	1.07%	0.17%	0.90%

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
Janus Aspen Growth Portfolio (Institutional Shares)	0.65%	--	0.02%	0.67%	--	0.67%
Janus Aspen International Growth Portfolio (Institutional Shares)	0.65%	--	0.11%	0.76%	--	0.76%
Janus Aspen Mid Cap Growth Portfolio (Institutional Shares)	0.65%	--	0.02%	0.67%	--	0.67%
Janus Aspen Worldwide Growth Portfolio (Institutional Shares)	0.65%	--	0.06%	0.71%	--	0.71%
Neuberger Berman AMT Limited Maturity Bond Portfolio (Class I) [13]	0.65%	--	0.09%	0.74%	--	0.74%
Neuberger Berman AMT Partners Portfolio (Class I) [13]	0.83%	--	0.07%	0.90%	--	0.90%
Neuberger Berman AMT Socially Responsive Portfolio (Class I) [13, 14]	0.85%	--	1.45%	2.30%	0.96%	1.34%
OpCap Equity Portfolio [15]	0.80%	--	0.20%	1.00%	--	1.00%
OpCap Global Equity Portfolio [15]	0.80%	--	0.47%	1.27%	0.01%	1.26%
OpCap Managed Portfolio [15]	0.80%	--	0.13%	0.93%	--	0.93%
OpCap Small Cap Portfolio [15]	0.80%	--	0.13%	0.93%	--	0.93%
Putnam VT Growth and Income Fund (Class IA Shares)	0.48%	N/A	0.05%	0.53%	N/A	0.53%
Putnam VT New Opportunities Fund (Class IA Shares)	0.59%	N/A	0.08%	0.67%	N/A	0.67%
Putnam VT Voyager Fund (Class IA Shares)	0.55%	N/A	0.07%	0.62%	N/A	0.62%

*   Effective April 30, 2004, the name of the class of shares for this fund changed from Class R to Class I; however, Class I shares will not be available for investment until May 3, 2004.

1   We may receive compensation from each of the Funds or their affiliates based on an annual percentage of the average net assets held in that Fund by the company. The percentage paid may vary from one Fund to another. For certain Funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from Fund assets. Any such fees deducted from Fund assets are disclosed in this Fund Expense Table and the Fund prospectuses. We may also receive additional payments for administrative, recordkeeping or other services which we provide to the Funds or their affiliates or as an incentive for us to make the Funds available through the policy. These additional payments are not disclosed in this Fund Expense Table and do not increase, directly or indirectly, the fees and expenses shown below**. See Expenses of the Funds on page 16 for additional information.**

2   The Fund's advisor has contractually agreed to waive advisory fees or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items discussed below) to 1.30%. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses to exceed the 1.30% cap: (i) interest; (ii) taxes; (iii) extraordinary items (these are expenses that are not anticipated to arise from the Fund's day-to-day operations), as defined in the Financial Accounting Standard's Board's Generally Accepted Accounting Principles or as approved by the Fund's board of trustees; (iv) expenses related to a merger or reorganization, as approved by the Fund's board of trustees; and (v) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the only expense offset arrangements from which the Fund benefits are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. Those credits are used to pay certain expenses incurred by the Fund. The expense limitation agreement is in effect through December 31, 2005.

3   The Fund's manager has voluntarily agreed to reimburse the class to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commission and extraordinary expenses), as a percentage of its average net assets, exceed 0.28%. The arrangement can be discontinued by the Fund's manager at any time.

4   The table above shows the estimated operating expenses for Class I Shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates, unless otherwise noted, are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any.

5   Through a "bundled fee" arrangement, Directed Services, Inc. (DSI), the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolios would bear any extraordinary expenses.

6   Because the Class I Shares of these Portfolios had not commenced operations prior to December 31, 2003, the Portfolios' fiscal year end, expenses are estimated based on the expenses of the Portfolio's Class S Shares for the most recently completed fiscal year.

7   A portion of the brokerage commissions that the Portfolios pay is used to reduce each Portfolio's expenses. Including this reduction the "Total Annual Fund Operating Expenses" for the year ended December 31, 2003 would have been 0.89%. This arrangement may be discontinued at any time.

8   Because the Portfolio is new, expenses, shown above, are estimated.

9   The above table shows the estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which the Portfolio's investment adviser has agreed for each Portfolio.

10   ING Funds Services, LLC receives an annual administration fee equal to 0.10% of average daily net assets which is included in Other Expenses in the above table. Estimated Other Expenses are based on each Portfolio's actual Other Expenses for its most recently completed fiscal year.

11   ING Investments, LLC, the investment adviser to each Portfolio, has entered into a written expense limitation agreement with each Portfolio under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by the adviser within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by the adviser is shown under Fees and Expenses Waived or Reimbursed in the above table. For each Portfolio except ING VP MidCap Opportunities, the expense limits will continue through at least December 31, 2004. For ING VP MidCap Opportunities, the expense limits will continue through at least December 31, 2005. For further information regarding the expense limitation agreements, see the Fund's prospectus.

12   Other Expenses, Total Annual Fund Operating Expenses and Net Annual Fund Operating Expenses in the above table exclude a one-time merger fee of 0.05% incurred in connection with the merger of another investment company into ING VP MagnaCap Portfolio.

13   Neuberger Berman Management Inc. ("NBMI") has undertaken through December 31, 2007 to waive fees and/or reimburse certain operating expenses, including the compensation of NBMI (except with respect to Limited Maturity Bond and Partners Portfolios) and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1% of the Limited Maturity Bond and Partners Portfolio's average daily net asset value; and 1.50% of the average daily net asset value of the Socially Responsive Portfolio. The expense limitation arrangements for the Portfolios are contractual and any excess expenses can be repaid to NBMI within three years of the year incurred, provided such recoupment would not cause a Portfolio to exceed its respective limitation.

14   NBMI has voluntarily committed to waive fees and/or reimburse expenses for an additional 0.20% of the average daily net asset value of the Socially Responsive Portfolio to maintain the Portfolio's net operating expense ratio at 1.30%. NBMI can, at its sole discretion, on at least 30 days' notice terminate this voluntary waiver and/or reimbursement commitment.

15   Management (Advisory) Fees reflect effective management fees before taking into effect any fee waiver. Other Expenses are shown before expense offsets afforded the Portfolios. Total Annual Fund Operating Expenses for the Equity, Managed and Small Cap Portfolios are contractually limited by OpCap Advisors so that their respective annualized operating expenses (net of any expense offset) do not exceed 1.00% of average daily net assets. Total Annual Fund Operating Expenses for the Global Equity Portfolio (net of any expense offset) are contractually limited to 1.25% of average daily net assets. This agreement will be in effect through at least December 31, 2014.

Examples. These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, periodic fees and expenses, including the annual contract charge of $30 (converted to a percentage of assets equal to 0.177%), and Fund fees and expenses.

Example 1: The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the **maximum** Fund fees and expenses without taking into account any expense reimbursements or fee waivers. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
If you surrender your contract at the end of the applicable time period:	$929	$1,631	$2,351	$4,102
If you annuitize your contract at the end of the applicable time period:*	$929	$1,183	$1,994	$4,102
If you do not surrender your contract at the end of the applicable time period:	$390	$1,183	$1,994	$4,102

Example 2: The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the **minimum** Fund fees and expenses without taking into account any expense reimbursements or fee waivers. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
If you surrender your contract at the end of the applicable time period:	$727	$1,029	$1,358	$2,177
If you annuitize your contract at the end of the applicable time period:*	$727	$584	$1,004	$2,177
If you do not surrender your contract at the end of the applicable time period:	$189	$584	$1,004	$2,177

*   If the contract's Annuity Commencement Date occurs during the first two Contract Years following the date the contract was issued, a surrender charge is deducted and the expenses shown in year one reflect this deduction.

We and certain of our insurance company affiliates offer other variable annuity contracts which also invest in the Funds. These contracts may have charges that could affect the value of their Sub-Accounts and may offer different benefits more suitable to your needs. To obtain more information about these contracts, contact your agent or call 1-877-884-5050.

For performance information and Condensed Financial Information, see Appendix C.

RELIASTAR LIFE

ReliaStar Life Insurance Company is a stock life insurance company organized in 1885 and incorporated under the laws of the State of Minnesota. We are an indirect, wholly-owned subsidiary of ING Groep N.V. ING is a global financial institution active in the fields of insurance, banking and asset management. We offer individual life insurance and annuities, employee benefits and retirement contracts. Our home office is located at 20 Washington Avenue South, Minneapolis, Minnesota 55401 (612-372-5597).

The contracts described in this prospectus are nonparticipating. The capital and surplus of ReliaStar Life should be considered as bearing only upon the ability of ReliaStar Life to meet its obligations under the contracts.

ReliaStar Life is a charter member of the Insurance Marketplace Standard Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

THE VARIABLE ACCOUNT

The Variable Account is a separate account of ReliaStar Life established by the Board of Directors of ReliaStar Life on November 12, 1981, pursuant to the laws of the State of Minnesota. The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended ("1940 Act"). Such registration does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account, ReliaStar Life or the Funds. ReliaStar Life has complete ownership and control of the assets in the Variable Account, but these assets are held separately from ReliaStar Life's other assets and are not part of ReliaStar Life's general account.

The portion of the assets of the Variable Account equal to the reserves and other contract liabilities of the Variable Account will not be charged with liabilities incurred in any other business that ReliaStar Life may conduct. ReliaStar Life has the right to transfer to its general account any assets of the Variable Account which are in excess of such reserves and other liabilities. The income, if any, and gains and losses, realized or unrealized, of the Variable Account will be credited to or charged against the Variable Account in accordance with the contracts supported by the Variable Account, without regard to the other income, gains or losses of ReliaStar Life.

Purchase payments allocated to the Variable Account under a contract are invested in one or more Sub-Accounts of the Variable Account, as selected by you, the Owner. The future Variable Account Contract Value depends primarily on the investment performance of the Funds whose shares are held in the Sub-Accounts selected.

INVESTMENTS OF THE VARIABLE ACCOUNT

When you apply for a contract, you can allocate purchase payments to one or more of the available Sub-Accounts. Each Sub-Account invests in shares of one of the Funds at its net asset value. As Owner, you can change a purchase payment allocation for future purchase payments and can transfer all or part of the values in a Sub-Account to another Sub-Account. An Owner may make transfers to the Fixed Account from the Variable Account at any time.

See Appendix B to this prospectus for information about the investment adviser/subadviser and the investment objective of each available Fund. Certain Funds offered under the contract have names, investment objectives and policies similar to the names, investment objectives and policies of other funds managed by the Fund's investment adviser. The investment results of a Fund, however, may be higher or lower than those of other funds managed by the same adviser. There can be no assurance, and no representation is made, that the investment results of any Fund will be comparable to those of another fund managed by the same investment adviser.

More detailed information about the Funds can be found in the current prospectus and Statement of Additional Information for each Fund. These prospectuses accompany this prospectus in a book entitled "Variable Product Investment Options." The Fund prospectuses should be read carefully before any allocation to, or transfers among, the Sub-Accounts.

There is no assurance that the stated objectives and policies of any of the Funds will be achieved. Shares of the Funds will rise and fall in value and you could lose money by investing in the Funds. Shares of the Funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Funds are diversified, as defined under the 1940 Act.

ReliaStar Life reserves the right, subject to compliance with the law, to offer additional Funds.

The Funds are available to registered separate accounts of ReliaStar Life and to insurance companies other than ReliaStar Life, offering variable annuity contracts and variable life insurance policies. ReliaStar Life currently does not foresee any disadvantages to Owners resulting from the Funds selling shares to fund products other than the contracts. However, there is a possibility that a material conflict may arise between Owners whose Contract Values are allocated to the Variable Account and the owners of variable life insurance policies and variable annuity contracts issued by ReliaStar Life or by such other companies whose assets are allocated to one or more other separate accounts investing in any one of the Funds. In the event of a material conflict, ReliaStar Life will take any necessary steps, including removing the Fund from the Variable Account, to resolve the matter. The Board of Directors or Trustees of each Fund will monitor events in order to identify any material conflicts that possibly may arise and determine what action, if any, should be taken in response to those events or conflicts. See each individual Fund prospectus for more information.

Reinvestment

The Funds have, as a policy, the distribution of income, dividends and capital gains. However, under the contracts there is an automatic reinvestment of such distributions.

Addition, Deletion or Substitution of Fund Shares

ReliaStar Life reserves the right, subject to applicable law and any required regulatory approvals, to make additions to, deletions from or substitutions for the shares that are held in the Variable Account or that the Variable Account may purchase:

- ReliaStar Life reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares corresponding to a new or another investment company portfolio, or delete Sub-Accounts. Any new Sub-Accounts may be made available to existing Contract Owners on a basis to be determined by ReliaStar Life.

- ReliaStar Life may, in its sole discretion, eliminate one or more Sub-Accounts or close such Sub-Accounts to new premium or transfers, if marketing needs, tax or regulatory considerations or investment conditions warrant.

- If the shares of a Fund are no longer available for investment, or if, in ReliaStar Life's judgment, further investment in a Fund should become inappropriate in view of the purposes of the Variable Account or when, in our sole discretion, marketing, tax, regulatory requirements or investment conditions warrant, ReliaStar Life may redeem the shares of that Fund and substitute shares of another registered open-end investment company. The new Funds may have higher fees and charges than the ones they replaced.

In the event of any such substitution, deletion or change, we may make such changes as may be necessary or appropriate to reflect such substitution, deletion or change. If all or a portion of your investments are allocated to any of the current Funds that are being substituted for or deleted on the date such action is announced, you may transfer the portion of the Accumulation Value affected without payment of a transfer charge to available Sub-Accounts.

If deemed by us to be in the best interests of persons having voting rights under the contracts, the Variable Account may be operated as a management company under the 1940 Act, it may be deregistered under the 1940 Act in the event such registration is no longer required or it may be combined with our other separate accounts.

Important Information Regarding the ING VP Growth Opportunities and ING VP Growth + Value Portfolios. On April 16, 2004, the ING VP Growth Opportunities and ING VP Growth + Value Portfolios were closed to new investors and to new investments by existing investors. Effective April 17, 2004, the ING VP Growth Opportunities and ING VP Growth + Value Portfolios merged into and became part of the ING VP MidCap Opportunities Portfolio. Because of this merger, any investment in the ING VP Growth Opportunities and ING Growth + Value Portfolios became an investment in the ING VP MidCap Opportunities Portfolio with an equal total net asset value. Because of the merger you have an opportunity to participate in a larger Fund with similar investment objectives and strategies.

There will be no further disclosure regarding the ING VP Growth Opportunities and ING VP Growth + Value Portfolios in future prospectuses of the contract.

CHARGES MADE BY RELIASTAR LIFE

We deduct the charges described below to cover our costs and expenses, the services we provide and the risks we assume under the contracts. The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge. For example, the surrender charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We also may profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

Surrender Charge (Contingent Deferred Sales Charge)

No deduction for a sales charge is made from purchase payments. However, a surrender charge (which may be deemed a contingent deferred sales charge) may be assessed. This charge is intended to reimburse ReliaStar Life for expenses relating to the sale of the contracts, including commissions to sales personnel, costs of sales material and other promotional activities and sales administration costs.

If part or all of a contract's value is surrendered or, except for contracts issued in the State of Washington, if the contract's Annuity Commencement Date occurs within the first two years after the contract is issued, surrender charges may be assessed by ReliaStar Life.

In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn will be the amount you specified, adjusted by any applicable surrender charge.

Computation of Surrender Charges -- For purposes of determining surrender charges, surrenders shall first be taken from Old Purchase Payments until they are exhausted, then from New Purchase Payments until they are exhausted and thereafter from Contract Earnings.

- "New Purchase Payments" are those contract purchase payments received by ReliaStar Life during the Contract Year in which the surrender occurs or in the five immediately preceding Contract Years;

- "Old Purchase Payments" are those contract purchase payments not defined as New Purchase Payments; and

- "Contract Earnings" at any Valuation Date is the Contract Value less the sum of New Purchase Payments and Old Purchase Payments.

Total Surrenders; Amount of Surrender Charge -- The surrender charge for a total surrender is determined by multiplying the amount of each New Purchase Payment surrendered, that is not eligible for a free surrender, by the applicable surrender charge percentage as set forth in the following table:


Surrender Charge Percentage Table

Contract Year of Surrender Minus Contract Year of Purchase Payment	Surrender Charge as a Percentage of Each Purchase Payment
0-1	6%
2-3	5
4-5	4
6 and later	0


Free Surrenders -- Surrenders taken from the following amounts ("Free Surrenders") are not subject to a surrender charge during any Contract Year: (a) any Old Purchase Payments not already surrendered; (b) 10% of all New Purchase Payments that have been received by ReliaStar Life (with the exception of systematic withdrawals, this does not apply to surrenders made during the first Contract Year nor to any surrenders after the first surrender made in each Contract Year thereafter); and (c) any contract earnings being surrendered.

Partial Surrenders -- The amount of the partial surrender subject to a surrender charge is determined by dividing (a) the portion of each New Purchase Payment to be surrendered which is not eligible for a Free Surrender by (b) one minus the applicable surrender charge percentage from the Surrender Charge Percentage Table set forth above. The resulting amount for each New Purchase Payment to be surrendered is then multiplied by the applicable surrender charge percentage from the Surrender Charge Percentage Table shown above to arrive at the amount of surrender charge to be assessed. The total of the amount surrendered will be subject to the surrender charge.

If the surrender charge is less than the Contract Value that remains immediately after surrender, it will be deducted proportionately from the Sub-Accounts that make up such Contract Value. If the surrender charge is more than such remaining Contract Value, the portion of the surrender charge that can be deducted from such remaining Contract Value will be so deducted and the balance will be deducted from the surrender payment. In computing surrenders, any portion of a surrender charge that is deducted from the remaining Contract Value will be deemed a part of the surrender.

In addition, we reserve the right to assess a partial surrender fee. This fee is the lesser of 2% of the partial surrender amount or $25. We currently do not assess this fee.

Annual Contract Charge

Each year on the Contract Anniversary, ReliaStar Life deducts an annual contract charge of $30 from the Contract Value. ReliaStar Life will not increase the annual contract charge. In any Contract Year when a contract is surrendered for its full value on other than the Contract Anniversary, the annual contract charge will be deducted at the time of such surrender. If a Fixed Annuity payment or a Variable Annuity payment is selected, then the annual contract charge will be assessed and deducted in equal installments from each annuity payment. When more than one annuity is selected, then a separate annual contract charge will be assessed against each annuity.

Waiver of Charges

Waiver of Annual Contract Charge -- ReliaStar Life reserves the right to waive the annual contract charge for contracts applied for on or after September 1, 1998 where the cumulative purchase payments, less any cumulative partial surrenders, exceed $50,000. ReliaStar Life reserves the right to reinstate the annual contract charge on contracts previously qualifying for the waiver, if the cumulative purchase payments, less any cumulative partial surrenders, equals or falls below $50,000 or if ReliaStar Life withdraws the waiver of the charge.

ReliaStar Life will not waive the annual contract charges assessed and deducted from annuity payments.

Waiver of Surrender Charge -- Under certain circumstances as defined in the contract and the rider(s) related to the provisions below, beginning one year after the effectiveness of the rider(s) ReliaStar Life will permit the Contract Owner to access his or her money in the contract. ReliaStar Life will permit a full or partial surrender without a surrender charge (1) if the Contract Owner becomes terminally ill; (2) if the Contract Owner becomes confined to a skilled nursing facility or hospital; and (3) if and so long as the Contract Owner is disabled. If the Contract Owner is unemployed for at least 90 consecutive days the Owner can take, on a one time basis, up to 50% of the Contract Value of the contract without incurring a surrender charge.

These waivers are subject to the specific provisions of the rider(s) and may not be available in all states.

Mortality Risk Premium

The Variable Annuity payments made to Annuitants will vary in accordance with the investment performance of the Sub-Accounts selected by the Owner. However, they will not be affected by the mortality experience (death rate) of persons receiving annuity payments from the Variable Account. ReliaStar Life assumes this "mortality risk" and has guaranteed the annuity rates incorporated in the contract, which cannot be changed.

To compensate ReliaStar Life for assuming this mortality risk and the mortality risk that Beneficiaries of Annuitants dying before the Annuity Commencement Date may receive amounts in excess of the then current Contract Value (see "Death Benefit Before the Annuity Commencement Date"), ReliaStar Life deducts a mortality risk premium from the Variable Account Contract Value. The deduction is made daily in an amount that is equal to an annual rate of 0.85% of the daily Contract Values under the Variable Account.

Once it is set, ReliaStar Life may not change the rate charged for the mortality risk premium under any contract.

Expense Risk Premium

ReliaStar Life will not increase charges for administrative expenses regardless of its actual expenses. To compensate ReliaStar Life for assuming this expense risk, ReliaStar Life deducts an expense risk premium from the Variable Account Contract Value. The deduction is made daily in an amount that is equal to an annual rate of 0.40% of the daily Variable Account Contract Values.

Once it is set, ReliaStar Life may not change the rate of the expense risk premium under any contract.

Administration Charge

ReliaStar Life deducts a daily administration charge from the Variable Account Contract Value in an amount equal to an annual rate of 0.15% of the daily Contract Values under the Variable Account. This charge is deducted to reimburse ReliaStar Life for the cost of providing administrative services under the contracts and the Variable Account. ReliaStar Life may not change the rate of the administration charge under any contract.

Once it is set, ReliaStar Life may not change the rate of the administration charge under any contract.

Transfer Charge

We currently assess a transfer charge of $25 per transfer for transfers between the Sub-Accounts or the Fixed Account after the 24th transfer in a Contract Year. We reserve the right to charge up to $25 on all transfers and to limit the number of transfers.

Premium and Other Taxes

Various states and other governmental entities levy a premium tax, currently ranging up to 4%, on annuity contracts issued by insurance companies. If the Owner of the contract lives in a governmental jurisdiction that levies such a tax, ReliaStar Life will pay the taxes when due and reserves the right to deduct the amount of the tax either from purchase payments as they are received or from the Contract Value at the Annuity Commencement Date (immediately before the Contract Value is applied to an annuity form) as permitted or required by applicable law.

Premium tax rates are subject to change from time to time by legislative and other governmental action. The timing of tax levies also varies from one taxing authority to another. Consequently, in many cases the purchaser of a contract will not be able to accurately determine the premium tax applicable to the contract. ReliaStar Life reserves the right to deduct charges for any other tax or economic burden resulting from the application of the tax laws that it determines to be applicable to the contract.

General: Reduction or Waiver of Charges or Minimum Purchase Payments

Any of the charges under the contract, as well as the minimum purchase payment requirements set forth in this prospectus, may be reduced due to special circumstances that result in lower sales, administrative or mortality expenses. For example, special circumstances may exist in connection with group or sponsored arrangements, sales to ReliaStar Life's policy and Contract Owners or those of affiliated insurance companies or sales to employees or clients of ReliaStar Life or ReliaStar Life's affiliates. The amount of any reductions will reflect the reduced sales effort and administrative costs resulting from, or the different mortality experience expected as a result of, the special circumstances. Reductions will not be unfairly discriminatory against any person, including the affected policy or Contract Owners and owners of all other contracts funded by the Variable Account.

Expenses of the Funds

Each Fund deducts management fees from the amounts invested in the Fund. In addition, certain Funds deduct a distribution or 12b-1 fee which is used to finance any activity that is primarily intended to result in the sale of Fund shares, and certain Funds deduct a service fee which is used to compensate service providers for administrative and policy owner services provided on behalf of the Funds. A Fund's management fees, distribution (12b-1) fees, as applicable and other expenses are set by the Fund and may change from year to year. They are deducted from the Fund's assets and are not direct charges against a Sub-Account's assets or policy values. Rather, they are included when each underlying Fund computes its net asset value, which is the share price used to calculate the unit values of the Sub-Accounts. See the Fund Expense Table on page 12 for details about each Fund's management fees, distribution (12b-1) fees, other expenses and total annual Fund expenses.

In addition to the fees and charges shown in the Fund Expense Table, we may, from time to time, receive other compensation from the Funds or their affiliates. For example, the Funds or their affiliates may make cash payments or provide expense reimbursements to us as an incentive for us to include the Funds among the investment options available under the policy and to provide certain services to policy owners that relate to the investment options. More specifically, we may receive compensation from the investment advisers, administrators or distributors of the Funds in connection with administrative, distribution, or other services and cost savings experienced by the investment advisers, administrators or distributors of the Funds. It is anticipated that such compensation will be based on assets of the particular Funds attributable to the policy. Some Funds or their affiliates pay us more than others and some of the amounts we receive may be significant. The payments and expense reimbursements made to us by the Funds do not increase, directly or indirectly, the expenses shown in the Fund Expense Table.

For a more complete description of the Funds' fees and expenses, see each Fund's prospectus.

ADMINISTRATION OF THE CONTRACTS

ReliaStar Life assumes the responsibilities of performing certain administrative functions relating to the contracts and the Variable Account. These functions include, among other things, maintaining the books and records of the Variable Account and the Sub-Accounts and maintaining records of the name, address, taxpayer identification number, contract number, type of contract issued to each Owner, Contract Value and other pertinent information necessary to the administration and operation of the contracts. These administrative functions are located at the ING Service Center, P.O. Box 5050, Minot, North Dakota 58703; Telephone 1-877-884-5050.

THE CONTRACTS

The contracts are designed for sale as non-qualified contracts and also for retirement plans which may be Qualified Plans. A single purchase payment can be made for a deferred annuity or subsequent purchase payments can be made up to the maximum level of funding set forth below. The minimum amount ReliaStar Life will accept as an initial purchase payment is $5,000 for non-qualified contracts and $2,000 for qualified contracts. ReliaStar Life may choose not to accept any subsequent purchase payment for a non-qualified contract if it is less than $500 and for a qualified contract if it is less than $50. ReliaStar Life may also choose not to accept any subsequent purchase payment if the purchase payment together with the Contract Value at the next Valuation Date exceeds $1,000,000. Any purchase payment not accepted by ReliaStar Life will be refunded. ReliaStar Life reserves the right to accept smaller or larger initial and subsequent purchase payments in connection with special circumstances, such as sales through group or sponsored arrangements.

Factors to Consider in the Purchase Decision.

The decision to purchase the contract should be discussed with your financial representative and tax advisor, making sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face and the fees and expenses you will incur. You should pay attention to the following issues, among others:

- **Long-Term Investment** - This contract is a long-term investment and is typically most useful as part of a personal retirement plan. Early withdrawals may expose you to surrender charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time your purchase payments are left in the contract. You should not purchase the contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.

- **Investment Risk** - The value of the Funds available under the contract may fluctuate with the markets and interest rates. You should not purchase the contract in order to invest in the Funds if you cannot risk getting back less money than you put in.

- **Features and Fees** - The fees for the contract reflect costs associated with the features and benefits it provides. As you consider the contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.

- **Exchanges** - If the contract will be a replacement for another annuity contract, you should compare the two options carefully, compare the costs associated with each and identify additional benefits available under the contract. You should consider whether these additional benefits justify incurring a new schedule of surrender charges or any increased charges that might apply under this contract. Also, be sure to talk to your financial representative or tax adviser to make sure that the exchange will be handled so that it is tax-free.

- **Tax Favored Arrangement** - If you are purchasing the contract through a tax favored arrangement, including Individual Retirement Annuities ("IRAs") and Roth IRAs, you should carefully consider the costs and benefits of the contract (including annuity income benefits) before purchasing the contract. Under the Federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in relation to a Qualified Plan, an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the Qualified Plan itself. However, annuities do provide other features and benefits (such as the Death Benefit or the option of lifetime annuity payments at established rates) which may be valuable to you. You should discuss your alternatives with your tax advisor or registered representative taking into account the additional fees and expenses you may incur in an annuity.

There may be differences in your contract (such as differences in fees, charges and benefits) from the one described in this prospectus because of the requirements of the state where we issued your contract. Consult your contract for its specific terms.

Allocation of Purchase Payments

Purchase payments can be allocated by the Owner to one or more of the available Sub-Accounts of the Variable Account (see Fund Expense Table and Appendix B) and/or to the Fixed Account (see Appendix A). The Fixed Account is not available to Contract Owners in the States of Maryland, Oregon, South Carolina and Washington. Any purchase payment or portion thereof for which no allocation election is made will be returned to the Owner.

The initial purchase payment will be allocated not later than two business days after receipt, if the application and all information necessary for processing the contract are complete. ReliaStar Life may retain purchase payments for up to five business days while attempting to complete an incomplete application. If the application cannot be made complete within this period, the applicant will be informed of the reasons for the delay and the purchase payment will be returned immediately. Once the completed application is received, the payment must be allocated within two business days. ReliaStar Life will make inquiry to discover any missing information related to subsequent payments. For any subsequent purchase payments, the payments will be credited at the Sub-Account accumulation unit value next determined after receipt of the purchase payment.

Upon allocation to Sub-Accounts of the Variable Account, a purchase payment is converted into accumulation units of the Sub-Account. The amount of the purchase payment allocated to a particular Sub-Account is divided by the value of an accumulation unit for the Sub-Account to determine the number of accumulation units of the Sub-Account to be held in the Variable Account with respect to the contract. The net investment results of each Sub-Account vary primarily with the investment performance of the Fund whose shares are held in the Sub-Account.

A Fund may impose a minimum purchase requirement. If that minimum purchase requirement exceeds the aggregate of all purchase payments received by ReliaStar Life, less any redemption of Fund shares resulting from transfers or surrenders, on any given day that are to be applied to a Sub-Account for the purchase of shares of such Fund, such purchase payments will be refunded.

Sub-Account Accumulation Unit Value

Each Sub-Account Accumulation Unit was initially valued at $10 when the first Fund shares were purchased. Thereafter the value of each Sub-Account Accumulation Unit will vary up or down according to a net investment factor, which is primarily based on the investment performance of the applicable Fund. Fund shares in the Sub-Accounts will be valued at their net asset value.

Dividend and capital gain distributions from a Fund will be automatically reinvested in additional shares of such Fund and allocated to the appropriate Sub-Account. The number of Sub-Account Accumulation Units does not increase because of the additional shares, but the accumulation unit value may increase.

Net Investment Factor

The net investment factor is an index number which reflects charges under the contract and the investment performance during a Valuation Period of the Fund whose shares are held in the particular Sub-Account. If the net investment factor is greater than one, the value of a Sub-Account Accumulation Unit has increased. If the net investment factor is less than one, the value of a Sub-Account Accumulation Unit has decreased. The net investment factor is determined by dividing (1) by (2) then subtracting (3) from the result, where:

(1)   is the net result of:
- (a)   the net asset value per share of the Fund shares held in the Sub-Account, determined at the end of the current Valuation Period, plus
- (b)   the per share amount of any dividend or capital gain distributions made on the Fund shares held in the Sub-Account during the current Valuation Period, plus or minus
- (c)   a per share charge or credit for any taxes reserved for which ReliaStar Life determines to have resulted from the investment operations of the Sub-Account and to be applicable to the contract;

(2)   is the net result of:

    (a)   the net asset value per share of the Fund shares held in the Sub-Account, determined at the end of the last prior Valuation Period, plus or minus

    (b)   a per share charge or credit for any taxes reserved for during the last prior Valuation Period which ReliaStar Life determines to have resulted from the investment operations of the Sub-Account and to be applicable to the contract; and

(3)   is a factor representing the mortality risk premium, the expense risk premium and the administration charge deducted from the Sub-Account which factor is equal, on an annual basis, to 1.40% of the daily net asset value of the Sub-Account.

Death Benefit Before the Annuity Commencement Date

If the Owner, including any joint Owner, dies before the Annuity Commencement Date, the Beneficiary will be entitled to receive the Death Benefit. The Death Benefit will be:

(1)   if any Owner (including the Annuitant) dies on or before the first day of the month following the Owner's 85th birthday, the greater of (i) the Contract Value on the Death Benefit Valuation Date; or (ii) the sum of the purchase payments received by ReliaStar Life under the contract to the Death Benefit Valuation Date, less any surrender payments previously made by ReliaStar Life; or (iii) the Contract Value on the Specified Contract Anniversary (immediately preceding the Owner's death), plus any Purchase Payments and reduced by any surrender payments since that anniversary;

(2)   if any Owner (including the Annuitant) dies after the first day of the month following the Owner's 85th birthday, the Contract Value on the Death Benefit Valuation Date.

If a single sum is requested, it will be paid within seven days after the Death Benefit Valuation Date. If an annuity form is requested, it may be any annuity form permitted by Section 72(s) of the Code and which ReliaStar Life is willing to issue. An annuity form selection must be in writing and must be received by ReliaStar Life within 60 days after the date of the Owner's death, otherwise the Death Benefit as of the Death Benefit Valuation Date will be paid in a single sum to the Beneficiary and the contract will be canceled.

If the only Beneficiary is the Owner's surviving spouse, such spouse may continue the contract as the Owner and then (1) select a single sum payment or (2) select any annuity form which does not exceed such spouse's life expectancy.

If the Beneficiary elects to receive annuity payments under an annuity form, the amount and duration of payments may vary depending on the annuity form selected and whether Fixed and/or Variable Annuity payments are requested. (See "Annuity Provisions.") Repayments cannot extend beyond the life or life expectancy of the Beneficiary.

Death Benefit After the Annuity Commencement Date

If the Annuitant dies after the Annuity Commencement Date, the Death Benefit, if any, shall be as stated in the annuity form in effect.

Surrender (Redemption)

If a written request is received by ReliaStar Life from the Owner before the Annuity Commencement Date, all or part of the Contract Value will be paid to the Owner after deducting any applicable surrender charge and taxes. (See "Surrender Charge (Contingent Deferred Sales Charge).")

Partial surrenders must be at least $500. No partial surrender can cause the Contract Value to fall below $1,000. If a total surrender occurs other than on a Contract Anniversary, the annual contract charge will be deducted from the Contract Value before the surrender payment is made. ReliaStar Life reserves the right to assess a processing fee not to exceed the lesser of 2% of the partial surrender amount or $25. No processing fee will be charged in connection with total surrenders.

ReliaStar Life may require that the contract be returned before a surrender takes place. A surrender will take place on the next Valuation Date after the requirements for surrender are completed and payment will be made within seven days after such Valuation Date. Unless the Owner requests a partial surrender to be made from the Fixed Account or particular Sub-Accounts, a partial surrender will be taken proportionately from the Fixed Account and all Sub-Accounts on a basis that reflects their proportionate percentage of the Contract Value.

If the Contract Value after all charges is less than $1,000, ReliaStar Life can cancel the contract on any Contract Anniversary or, if such Contract Anniversary is not a Valuation Date, on the next Valuation Date thereafter by paying to the Owner the Contract Value as of such Valuation Date.

If the contract is purchased as a "tax-sheltered annuity" under Section 403(b) of the Code, it is subject to certain restrictions on redemption imposed by Section 403(b)(11) of the Code. (See "Tax-Sheltered Annuities.")

Surrender payments may be taxable and in addition may be subject to a 10% tax penalty if before age 59½. Consideration should be given to the tax implications of a surrender before making a surrender request, including a surrender in connection with a Qualified Plan.

Systematic Withdrawals

Systematic withdrawals, which are a specialized form of partial surrenders (see "Surrender (Redemption)"), are offered for both Qualified Plan contracts and for non-qualified contracts. To start systematic withdrawals, the Contract Value must be at least $25,000. The Owner may elect to take systematic withdrawals from Sub-Accounts by surrendering a specified dollar amount or percentage of cumulative purchase payments on a monthly, quarterly, semi-annual or annual basis. The minimum amount of any systematic withdrawal is $100. Systematic withdrawals can be taken from Variable Account Contract Value and/or Fixed Account Contract Value, but are limited annually to 10% of total cumulative purchase payments made under the contract. A surrender charge will be imposed on the amount of any systematic withdrawal, which is not a Free Surrender. (See "Surrender Charge (Contingent Deferred Sales Charge).") Systematic withdrawals can be discontinued by the Owner if the Contract Value falls below $10,000 or at any time by writing to ReliaStar Life's administrative office in Minot, North Dakota.

ReliaStar Life reserves the right to modify or discontinue offering systematic withdrawals; however, any such modification or discontinuation will not affect any systematic withdrawal programs already commenced. While ReliaStar Life does not currently charge a processing fee for partial surrenders under this program, it reserves the right to charge a processing fee not to exceed the lesser of 2% of the systematic withdrawal payment or $25.

Systematic withdrawals may be subject to tax, including a penalty tax, and you should consult with your tax advisor before requesting any systematic withdrawal. (See "Taxation of Annuities.")

Contract Owners interested in participating in the systematic withdrawal program can obtain a separate application form and full information about the program and its restrictions from their registered representative.

Transfers

Before the Annuity Commencement Date, the Owner may transfer amounts between Sub-Accounts or from the Sub-Accounts to the Fixed Account subject to certain conditions we or the Funds may impose. See "Excessive Trading." Subject to certain restrictions, amounts may also be transferred from the Fixed Account to the Sub-Accounts. Currently, these are our methods by which transfers may be made: in writing, by telephone or fax, by dollar cost averaging and by portfolio rebalancing.

Written Transfers

Before the Annuity Commencement Date -- Before the Annuity Commencement Date the Owner may request a transfer in writing, subject to any conditions or charges the Funds whose shares are involved may impose, of all or part of a Sub-Account's value to other Sub-Accounts or to the Fixed Account. The transfer will be made on the first Valuation Date after the request for such a transfer is received by ReliaStar Life. Before the Annuity Commencement Date, transfers may also be made from the Fixed Account to the Variable Account, provided, that:

- transfers may only be made during the period starting 30 days before and ending 30 days after the Contract Anniversary and only one transfer may be made during each such period;

- no more than 50% of the Fixed Account Contract Value may be the subject of any such transfer (unless the balance, after such transfer, would be less than $1,000, in which case the full Fixed Account Contract Value may be transferred); and

- such transfer must involve at least $500 (or the total Fixed Account Contract Value, if less).

Currently, there is a $25 charge for each transfer in excess of 24 per Contract Year, plus any charge that may be made by the Funds. For purposes of this restriction, reallocations pursuant to the ReliaStar Life dollar cost averaging, portfolio rebalancing and systematic withdrawal services currently do not constitute transfers and multiple transfers on a single day currently constitute a single transfer. The company reserves the right to charge a transfer fee not to exceed $25 per transfer on any transfer and to limit the number of transfers.

After the Annuity Commencement Date -- After the Annuity Commencement Date, an Annuitant who has selected Variable Annuity Payments can request transfer of Annuity Unit values in the same manner and subject to the same requirements as for an Owner-transfer of Sub-Account Accumulation Unit values.

No transfers may be made to or from the Fixed Account after the Annuity Commencement Date.

Telephone/Fax Instructions -- An Owner is allowed to enter the following types of instructions either by telephone or by fax if he or she completes a telephone/fax instruction authorization form:

- transfers between Funds;

- surrenders;

- changes of allocations among Fund options;

- change of source Funds for systematic withdrawals; and

- change of source Funds for variable annuitization payouts.

If you complete the telephone/fax form, you thereby agree that ReliaStar Life will not be liable for any loss, liability, cost or expense when it acts in accordance with the telephone/fax instructions received. If a telephone/fax transaction, is later determined not to have been made by you or was made without your authorization and a loss results, you bear the risk of this loss. Any fax requests are considered telephone requests and are bound by the conditions in the telephone/fax authorization form. Any fax request should include your name, daytime telephone number, contract number and the names of the Sub-Accounts from which and to which money will be transferred or surrendered and the allocation percentage. ReliaStar Life will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. In the event ReliaStar Life does not employ such procedures, it may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of such instructions and/or tape recording telephone instructions.

The conditions applicable to Written Transfers also apply to Telephone/Fax Transfers, dollar cost averaging transfers and portfolio rebalancing.

Limits on Frequent or Disruptive Transfers. The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can adversely affect Fund performance, disrupt Fund management strategies and increase Fund expenses through:
- increased trading and transaction costs;
- forced and unplanned portfolio turnover;
- lost opportunity costs; and
- large asset swings that decrease the Fund's ability to provide maximum investment return to all Contract Owners.

We monitor transfer activity and reserve the right to take any necessary action if an individual's or organization's transfer activity:
- exceeds our then-current monitoring standard for excessive trading;
- is identified as problematic by an underlying Fund;
- is determined, in our sole discretion, to be not in the best interests of other Contract Owners; or
- is determined, in our sole discretion, to be disruptive due to the excessive dollar amounts involved.

Such actions may include, but are not limited to, the suspension of transfer privileges via facsimile, telephone, email and internet, and the limiting of transfer privileges to submission by mail. We will notify you in writing if we take any of these actions.

Our current definition of excessive trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs and transfers involving certain de minimis amounts when determining whether trading activity is excessive. We reserve the right to modify our excessive trading policy at any time, without prior notice and in our sole discretion, based on, among other factors, the best interests of Contract Owners, fund investors, fund management considerations and state or federal regulatory developments.

We also reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market-timing organization or individual or other party authorized to give transfer instructions on behalf of multiple Contract Owners. Such restrictions may include:
- not accepting transfer instructions from an agent acting on behalf of more than one Contract Owner; and
- not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one Contract Owner at a time.

The company does not allow exceptions to our excessive trading policy. Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity.

Limits Imposed by the Funds. Orders for the purchase of Fund shares may be subject to acceptance or rejection by the underlying Fund. We reserve the right to reject, without prior notice, any allocation of a premium payment to a Sub-Account if the Sub-Account's investment in its corresponding Fund is not accepted by the Fund for any reason.

Dollar Cost Averaging Transfers -- You can direct ReliaStar Life to automatically transfer a fixed dollar amount or a specified percentage of Sub-Account value to any one or more other Sub-Accounts or to the Fixed Account over time. No transfers from the Fixed Account are permitted under this service. The minimum transfer amount is $100. Transfers may be made on a monthly, quarterly, semi-annual or annual basis. ReliaStar Life makes no guarantees that dollar cost averaging will result in a profit or protect against loss. You can discontinue dollar cost averaging at any time by notifying ReliaStar Life in writing. Contract Owners interested in dollar cost averaging can obtain an application form and full information concerning this service and its restrictions from their registered representatives.

ReliaStar Life reserves the right to modify or discontinue offering dollar cost averaging. Any such modification or discontinuation would not affect dollar cost averaging transfer programs already commenced. Although ReliaStar Life currently charges no fees for transfers made under the dollar cost averaging program, it reserves the right to charge a processing fee for dollar cost averaging transfers not to exceed $25 per transfer.

Portfolio Rebalancing Service -- You may request this service if your Contract Value is at least $25,000. If you request this service, you direct us to automatically make periodic transfers to maintain your specified percentage allocation among Sub-Accounts of the Variable Account. You may also have your allocation of future premium payments changed to be equal to this specified percentage allocation. Transfers made under this service may be made on a quarterly, semi-annual or annual basis. This service is intended to maintain the allocation you have selected consistent with your personal objectives. This service will be discontinued if your Contract Value falls below $10,000.

You can discontinue portfolio rebalancing at any time by notifying ReliaStar Life in writing. Contract Owners interested in portfolio rebalancing can obtain an application form and full information concerning this service and its restrictions from their registered representatives. ReliaStar Life reserves the right to modify or discontinue offering portfolio rebalancing. Although ReliaStar Life currently charges no fees for transfers made under the portfolio rebalancing program, it reserves the right to charge a processing fee for portfolio rebalancing transfers not to exceed $25 per transfer.

Assignments

If the contract is issued pursuant to or in connection with a Qualified Plan, it cannot be sold, transferred, pledged or assigned to any person or entity other than ReliaStar Life. In other circumstances, an assignment of the contract is permitted, but only before the Annuity Commencement Date, by giving ReliaStar Life the original or a certified copy of the assignment. ReliaStar Life shall not be bound by any assignment until it is actually received by ReliaStar Life and shall not be responsible for the validity of any assignment. Any payments made or actions taken by ReliaStar Life before ReliaStar Life actually receives any assignment shall not be affected by the assignment. An assignment may have tax consequences. (See "Taxation of Annuities.")

Contract Owner and Beneficiaries

Unless someone else is named as the Owner in the application for the contract, the applicant is the Owner of the contract and before the Annuity Commencement Date may exercise all of the Owner's rights under the contract. No more than two (2) natural persons may be named as Owner.

The Owner may name a Beneficiary and a Successor Beneficiary. In the event an Owner dies before the Annuity Commencement Date, the Beneficiary shall receive a Death Benefit as provided in the contract. In the event an Owner dies on or after the Annuity Commencement Date, the Beneficiary, if the annuity form in effect at the Owner's death so provides, may continue receiving payments, be paid a lump sum or be paid nothing. If the Beneficiary or Successor Beneficiary is not living on the date payment is due or if no Beneficiary or Successor Beneficiary has been named, the Owner's estate will receive the applicable proceeds.

A person named as an Annuitant, a Beneficiary or a Successor Beneficiary shall not be entitled to exercise any rights relating to the contract or to receive any payments or settlements under the contract or any annuity form, unless such person is living on the earlier of (a) the day due proof of death of the Owner, the Annuitant or the Beneficiary, whichever is applicable, is received by ReliaStar Life or (b) the tenth day after the death of the Owner, the Annuitant or the Beneficiary, whichever is applicable.

Unless different arrangements have been made with ReliaStar Life by the Owner, if more than one Beneficiary is entitled to payments from ReliaStar Life the payments shall be in equal shares.

Before the Annuity Commencement Date, the Owner may change the Annuitant, the Beneficiary or the Successor Beneficiary by giving ReliaStar Life written notice of the change, but the change shall not be effective until actually received by ReliaStar Life. Upon receipt by ReliaStar Life of a notice of change, the change will be effective as of the date it was signed but shall not affect any payments made or actions taken by ReliaStar Life before ReliaStar Life received the notice and ReliaStar Life shall not be responsible for the validity of any change.

Contract Inquiries

Inquiries regarding a contract may be made by writing to the ING Service Center, P.O. Box 5050, Minot, North Dakota 58703, or by calling 1-877-884-5050.

ANNUITY PROVISIONS

Annuity Commencement Date

The Owner selects the Annuity Commencement Date, which must be the first day of a month, when making application for the contract. The date will be the first day of the month following the Annuitant's 75th birthday unless an earlier or later date has been selected by the Owner and, if the date is later, it has been agreed to by ReliaStar Life. The earliest Annuity Commencement Date is the issue date. However, if the Annuity Commencement Date selected by the Owner does not occur on a Valuation Date at least 60 days after the date on which the contract was issued, ReliaStar Life reserves the right to adjust the Annuity Commencement Date to the first Valuation Date after the Annuity Commencement Date selected by the Owner which is at least 60 days after the contract issue date. If the Annuity Commencement Date occurs before the second Contract Anniversary, ReliaStar Life will deduct surrender charges. (See "Surrender Charge (Contingent Deferred Sales Charge).") The latest Annuity Commencement Date is the later of the Annuitant's age 85 or ten years after the contract issue date.

The Owner may change an Annuity Commencement Date selection by written notice received by ReliaStar Life at least 30 days before both the Annuity Commencement Date currently in effect and the New Annuity Commencement Date. The new date selected must satisfy the requirements for an Annuity Commencement Date.

Annuity Form Selection

The Owner may select a Variable Annuity form, a Fixed Annuity form or both, with payments starting at the Annuity Commencement Date when making application for the contract. Thereafter, the Owner may change the annuity form(s) by written notice received by ReliaStar Life before the Annuity Commencement Date. If no election has been made before the Annuity Commencement Date, ReliaStar Life will apply the Fixed Account Contract Value to provide a Fixed Annuity and the Variable Account Contract Value to provide a Variable Annuity, both in the form of a Life Annuity with Payments Guaranteed for ten years (120 months), which shall be automatically effective.

Annuity Forms

Variable Annuity Payments and Fixed Annuity Payments are available in any of the following annuity forms:

Life Annuity -- An annuity payable on the first day of each month during the Annuitant's life, starting with the first payment due according to the contract. Payments cease with the payment made on the first day of the month in which the Annuitant's death occurs. **It would be possible under this annuity form for the Annuitant to receive only one payment if he or she died before the second annuity payment, only two payments if he or she died before the third annuity payment, etc.**

Life Annuity With Payments Guaranteed for Ten Years (120 Months) or 20 Years (240 Months) -- An annuity payable on the first day of each month during the Annuitant's life, starting with the first payment due according to the contract. If the Annuitant receives all of the guaranteed payments, payments will continue thereafter but cease with the payment made on the first day of the month in which the Annuitant's death occurs. If all of the guaranteed payments have not been made before the Annuitant's death, the unpaid installments of the guaranteed payments will be continued to the Beneficiary.

Joint and Full Survivor Annuity -- An annuity payable on the first day of each month during the Annuitant's life and the life of a named person (the "Joint Annuitant"), starting with the first payment due according to the contract. Payments will continue while either the Annuitant or the joint Annuitant is living and cease with the payment made on the first day of the month in which the death of the Annuitant or the joint Annuitant, whichever lives longer, occurs. **There is no minimum number of payments guaranteed under this annuity form. Payments cease upon the death of the last survivor of the Annuitant and the joint Annuitant regardless of the number of payments received.**

ReliaStar Life also has other annuity forms available and information about them can be obtained by writing to ReliaStar Life.

Frequency and Amount of Annuity Payments

Annuity payments will be paid as monthly installments, unless the Annuitant and ReliaStar Life agree to a different payment schedule. However, if the Contract Value at the Annuity Commencement Date is less than $5,000, ReliaStar Life may pay the Contract Value in a single sum and the contract will be canceled. Also if a monthly payment would be or becomes less than $50, ReliaStar Life may change the frequency of payments to intervals that will result in payments of at least $50 each. The minimum frequency and amount of annuity payments or the minimum Contract Value required for annuity payments may vary by state.

Annuity Payments

The amount of the first Fixed Annuity payment is determined by applying the Contract Value to be used for a Fixed Annuity at the Annuity Commencement Date to the annuity table in the contract for the Fixed Annuity form selected. The table shows the amount of the initial annuity payment for each $1,000 applied and all subsequent payments shall be equal to this amount. The amount of the first Variable Annuity payment is determined by applying the Contract Value to be used for a Variable Annuity at the Annuity Commencement Date to the annuity table in the contract for the annuity form selected.

Subsequent Variable Annuity payments vary in amount in accordance with the investment performance of the applicable Sub-Account. Assuming annuity payments are based on the unit values of a single Sub-Account, the dollar amount of the first annuity payment, determined as set forth above, is divided by the Sub-Account Annuity Unit Value as of the Annuity Commencement Date to establish the number of Variable Annuity Units representing each annuity payment. This number of Variable Annuity Units remains fixed during the annuity payment period. The dollar amount of the second and subsequent payments is not predetermined and may change from month to month. The dollar amount of the second and each subsequent payment is determined by multiplying the fixed number of Variable Annuity Units by the Sub-Account Annuity Unit Value for the Valuation Period with respect to which the payment is due. If the monthly payment is based upon the Annuity Unit Values of more than one Sub-Account, the foregoing procedure is repeated for each applicable Sub-Account and the sum of the payments based on each Sub-Account is the amount of the monthly annuity payment.

The annual contract charge is deducted in equal installments from each Fixed and/or Variable Annuity payment. Premium taxes payable to any governmental entity will be charged against the contracts. (See "Premium and Other Taxes.") Additionally, the mortality and expense risk premiums and the administration charge continue to be deducted from amounts held in the Sub-Accounts during the income or payout phase.

The annuity tables in the contracts are based on the annuity mortality table as defined in the contract.

ReliaStar Life guarantees that the dollar amount of each Variable Annuity payment after the first payment will not be affected by variations in expenses (including those related to the Variable Account) or in mortality experience from the mortality assumptions used to determine the first payment.

Sub-Account Annuity Unit Value

A Sub-Account's Variable Annuity Units will initially be valued at $10 each at the time accumulation units with respect to the Sub-Account are first converted into Variable Annuity Units. The Sub-Account Annuity Unit Value for any subsequent Valuation Period is determined by multiplying the Sub-Account Annuity Unit Value for the immediately preceding Valuation Period by the net investment factor for the Sub-Account for the Valuation Period for which the Sub-Account Annuity Unit Value is being calculated and multiplying the result by an interest factor to neutralize the assumed investment rate built into the annuity tables contained in the contracts. (See "Net Investment Factor.")

Assumed Investment Rate

An assumed investment rate of 4% per annum is built into the annuity tables contained in the contracts. If the actual net investment rate on the assets of the Variable Account is the same as the assumed investment rate, Variable Annuity payments will remain level. If the actual net investment rate exceeds the assumed investment rate, Variable Annuity payments will increase and conversely, if it is less than the assumed investment rate, the payments will decrease.

FEDERAL TAX STATUS

Introduction

This section discusses our understanding of current federal income tax laws affecting the contract. You should keep the following in mind when reading it:

- Your tax position (or the tax position of the designated Beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;

- Tax laws change. It is possible that a change in the future could affect contracts issued in the past;

- This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes, foreign taxes or any other tax provisions; and

- We do not make any guarantee about the tax treatment of the contract or transactions involving the contract.

- We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser. For more comprehensive information, contact the Internal Revenue Service (IRS).

Types of Contracts: Non-Qualified or Qualified

The contract may be purchased on a non-tax-qualified basis or purchased on a tax-qualified basis. Non-qualified contracts are purchased with after tax contributions and are not related to retirement plans that receive special income tax treatment under the Code.

Qualified contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans that are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(a), 403(b), 408, 408A or 457 of the Code. The ultimate effect of federal income taxes on the amounts held under a contract, or annuity payments, depends on the type of retirement plan, on the tax and employment status of the individual concerned and on our tax status. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan and receiving distributions from a qualified contract in order to continue receiving favorable tax treatment. Some retirement plans are subject to additional distribution and other requirements that are not incorporated into our contract. Because the plan is not part of the contract, we are not bound by any plan's terms or conditions. Contract Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

Taxation of Non-Qualified Contracts

Taxation Prior to Distribution. We believe that if you are a natural person you will generally not be taxed on increases in the value of a non-qualified contract until a distribution occurs or until annuity payments begin. This assumes that the contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the Contract Value generally will be treated as a distribution. In order to receive deferral of taxation, the following requirements must be satisfied:

- **Diversification.** Internal Revenue Code Section 817(h) requires investments of a variable account be adequately diversified in order for a contract to be treated as an annuity contract for federal income tax purposes. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification. To be adequately diversified, each variable investment option must meet certain tests. Each Sub-Account's corresponding fund has represented that it will meet the diversification standards that apply to your contract. It is intended that the Variable Account, through the Sub-Accounts, will satisfy these diversification requirements.

- **Investor Control.** Although earnings under non-qualified contracts are generally not taxed until withdrawn, the Internal Revenue Service (IRS) has stated in published rulings that a variable contract owner will be considered the owner of variable account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the variable account assets would be currently includible in the variable contract owner's gross income. The Treasury announced that it will issue guidance regarding the extent to which owners could direct their investments among sub-accounts without being treated as owners of the underlying assets of the variable account. It is possible that the Treasury's position, when announced, may adversely affect the tax treatment of existing contracts. The company therefore reserves the right to modify the contract as necessary to attempt to prevent the Contract Owner from being considered the federal tax owner of a pro rata share of the assets of the Variable Account.

- **Required Distributions.** In order to be treated as an annuity contract for federal income tax purposes, the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of your death. The non-qualified contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

- **Non-Natural Persons.** The owner of any annuity contract who is not a natural person generally must include in income any increase in the excess of the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a prospective Contract Owner that is not a natural person may wish to discuss these with a tax adviser.

- **Delayed Annuity Starting Date.** If the contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., age 85), it is possible that the contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in your income.

Taxation of Distributions

- **General.** When a withdrawal from a non-qualified contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Contract Value (unreduced by the amount of any surrender charge) immediately before the distribution over the Contract Owner's investment in the contract at that time. Investment in the contract is generally equal to the amount of all contributions to the contract, less the aggregate amount of non-taxable distributions previously made. The Contract Value that applies for this purpose is unclear in some respects.

  In the case of a surrender under a non-qualified contract, the amount received generally will be taxable only to the extent it exceeds the Contract Owner's investment in the contract.

  The portion, if any, of a distribution representing "investment on the contract" contributed prior to August 14, 1982, will be treated, for tax purposes, as amounts not included in taxable income. The portion, if any, of a distribution representing "income on the contract" attributable to investment made prior to August 14, 1982, will be treated, for tax purposes as amounts included in gross in come but not subject to the 10% tax penalty on pre-age 59½ distributions.

- **10% Penalty Tax.** A distribution from a non-qualified contract may be subject to a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

  - made on or after the taxpayer reaches age 59½;

  - made on or after the death of a Contract Owner;

  - attributable to the taxpayer's becoming disabled; or

  - made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

  Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

- **Tax Free Exchanges.** Section 1035 of the Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax advisor regarding procedures for making Section 1035 exchanges.

  If your contract is purchased through a tax free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:

  - First, from any remaining "investment in the contract" made prior to August 14, 1982, and exchanged into the contract;

  - Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;

  - Then, from any remaining "income on the contract"; and

  - Lastly, from any remaining "investment in the contract."

  The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. However, the IRS has reserved the right to treat transactions it considers abusive as ineligible for favorable partial 1035 tax free exchange treatment. The IRS has not provided any additional guidance on what it considers abusive. It is not certain whether the IRS would treat an immediate withdrawal or annuitization after a partial exchange as abusive. In addition, it is unclear how the IRS will treat a partial exchange from a life insurance, endowment, or annuity contract directly into an immediate annuity. Currently, we will accept a partial 1035 exchange from a non-qualified annuity into a deferred annuity or an immediate annuity as a tax free transaction unless we believe that we would be expected to treat the transaction as abusive. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange with your tax advisor prior to proceeding with the transaction.

- **Taxation of Annuity Payments**. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitizations as withdrawals rather than as annuity payments. Please consult your tax adviser before electing a partial annuitization.

- **Death Benefits.** Amounts may be distributed from a contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments. Special rules may apply to amounts distributed after a Beneficiary has elected to maintain Contract Value and receive payments. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

- **Assignments and Other Transfers.** A transfer, pledge or assignment of ownership of a contract, or the designation of an Annuitant or payee other than an owner, may result in certain tax consequences to you that are not discussed herein. A Contract Owner contemplating any such transfer, pledge, assignment, or designation or exchange, should consult a tax adviser as to the tax consequences.

- **Immediate Annuities.** Under section 72 of the Code, an immediate annuity means an annuity (1) which is purchased with a single premium, (2) with annuity payments starting within one year from the date of purchase, and (3) which provides a series of substantially equal periodic payments made annually or more frequently. Treatment as an immediate annuity will have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

- **Multiple Contracts.** The tax law requires that all non-qualified deferred annuity contracts that are issued by a company or its affiliates to the same Contract Owner during any calendar year are treated as one non-qualified deferred annuity contract for purposes of determining the amount includible in such Contract Owner's income when a taxable distribution occurs.

- **Withholding.** We will withhold and remit to the U.S. government a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Taxation of Qualified Contracts

General. The contracts are designed for use with several types of Qualified Plans. The tax rules applicable to participants in these Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59½ (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the contracts with the various types of qualified retirement plans. Contract Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract, but we shall not be bound by the terms and conditions of such plans to the extent such terms contradict the contract, unless the company consents.

You will not generally pay taxes on earnings from the annuity contract described in this prospectus until they are withdrawn. When an annuity contract is used to fund one of these tax qualified retirement arrangements, you should know that the annuity contract does not provide any additional tax deferral of earnings beyond the tax deferral provided by the tax-qualified retirement arrangement. Tax-qualified retirement arrangements under Tax Code sections 401(a), 401(k), 403(a), 403(b) or governmental 457 plans also generally defer payment of taxes on earnings until they are withdrawn (or in the case of a non-governmental 457 plan, paid or made available to you or a designated Beneficiary). However, annuities do provide other features and benefits which may be valuable to you. You should discuss your alternatives with your local representative.

Distributions - General. For Qualified Plans under Section 401(a) and 403(b), the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the plan participant for whose benefit the contract is purchased (i) reaches age 70½ or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the plan participant reaches age 70½. For IRAs described in Section 408, distributions generally must commence no later than by April 1 of the calendar year following the calendar year in which the individual Contract Owner reaches age 70½. Roth IRAs under Section 408A do not require distributions at any time before the Contract Owner's death. **Please note that required minimum distributions under qualified contracts may be subject to surrender charge and/or market value adjustment, in accordance with the terms of the contract. This could affect the amount that must be taken from the contract in order to satisfy required minimum distributions.**

Direct Rollovers. If the contract is used in connection with a pension, profit-sharing, or annuity plan qualified under sections 401(a) or 403(a) of the Code, or is a tax-sheltered annuity under section 403(b) of the Code, or is used with an eligible deferred compensation plan that has a government sponsor and that is qualified under section 457(b), any "eligible rollover distribution" from the contract will be subject to direct rollover and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from a qualified pension plan under section 401(a) of the Code, qualified annuity plan under section 403(a) of the Code, section 403(b) annuity or custodial account, or an eligible section 457(b) deferred compensation plan that has a government sponsor, excluding certain amounts (such as minimum distributions required under section 401(a)(9) of the Code, distributions which are part of a "series of substantially equal periodic payments" made for life or a specified period of 10 years or more, or hardship distributions as defined in the tax law).

Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain Qualified Plans. Prior to receiving an eligible rollover distribution, you will receive a notice (from the plan administrator or us) explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.

Corporate and Self-Employed Pension and Profit Sharing Plans. Section 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of the contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant, or to both may result if this contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits before transfer of the contract. Employers intending to use the contract with such plans should seek competent advice.

Individual Retirement Annuities - General. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." These IRAs are subject to limits on the amount that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Also, amounts in another IRA or individual retirement account can be rolled over or transferred tax-free to an IRA. There are significant restrictions on rollover or transfer contributions from Savings Incentive Match Plans for Employees (SIMPLE), under which certain employers may provide contributions to IRAs on behalf of their employees, subject to special restrictions. Employers may establish Simplified Employee Pension (SEP) Plans to provide IRA contributions on behalf of their employees. If you make a tax-free rollover of a distribution from any of these IRAs, you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

Individual Retirement Annuities - Distributions. All distributions from a traditional IRA are taxed as received unless either one of the following is true:

- the distribution is rolled over to a plan eligible to receive rollovers or to another traditional IRA or certain Qualified Plans in accordance with the Code; or

- you made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Code.

To avoid certain tax penalties, you and any designated Beneficiary must also meet the minimum distribution requirements imposed by the Code. The requirements do not apply to Roth IRA contracts while the Contract Owner is living. These rules may dictate one or more of the following:

- start date for distributions;

- the time period in which all amounts in your account(s) must be distributed; or

- distribution amounts.

Generally, you must begin receiving distributions from a traditional IRA by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from the contract over one of the following time periods:

- over your life or the joint lives of you and your designated Beneficiary; or

- over a period not greater than your life expectancy or the joint life expectancies of you and your designated Beneficiary.

The amount of each periodic distribution must be calculated in accordance with IRS regulations. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed.

The following applies to the distribution of death proceeds under 408(b) and 408A (Roth IRA – see below) plans. Different distribution requirements apply after your death.

If your death occurs after you begin receiving minimum distributions under the contract, distributions must be made at least as rapidly as under the method in effect at the time of your death. Code section 401(a)(9) provides specific rules for calculating the required minimum distributions at your death. The death benefit under the contract and also certain other contract benefits, such as living benefits, may affect the amount of the required minimum distribution that must be taken.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2004, your entire balance must be distributed to the designated Beneficiary by December 31, 2009. However, if the distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated Beneficiary, then payments may be made over either of the following time-frames:

- over the life of the designated Beneficiary; or

- over a period not extending beyond the life expectancy of the designated Beneficiary.

If the designated Beneficiary is your spouse, distributions must begin on or before the later of the following:

- December 31 of the calendar year following the calendar year of your death; or

- December 31 of the calendar year in which you would have attained age 70½.

Roth IRA's - General. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to limits on the amount of the contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or SIMPLE IRA, to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA from which the rollover was made within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Roth IRAs - Distributions. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

- made after the five-taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and

- made after you attain age 59½, die, become disabled as defined in the Code, or for a qualified first-time home purchase.

If a distribution is not qualified, it will be taxable to the extent of the accumulated earnings. Under special ordering rules, a partial distribution will first be treated generally as a return of contributions which is not taxable and then as taxable accumulated earnings.

Tax Sheltered Annuities - General. Section 403(b) of the Code allows employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (Social Security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59½, severance from employment, death or disability. Distributions allocable to salary reduction contributions, but not earnings on such contributions, may also be distributed upon hardship. Certain penalties may apply.

Tax Sheltered Annuities - Distributions. All distributions from Section 403(b) plans are taxed as received unless either of the following are true:

- the distribution is rolled over to another plan eligible to receive rollovers or to a traditional individual retirement annuity/account (IRA) in accordance with the Code; or

- you made after-tax contributions to the plan. In this case, the amount will be taxed according to rules detailed in the Code.

Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless you had amounts under the contract as of December 31, 1986. In this case, distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. The death benefit under the contract and also certain other contract benefits, such as the living benefits, may affect the amount of the required minimum distribution that must be taken. If you take any distributions in excess of the required minimum amount, then special rules require that some or all of the December 31, 1986, balance be distributed earlier.

Other Tax Consequences

As noted above, the foregoing comments about the federal tax consequences under the contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this prospectus. Further, the federal income tax consequences discussed herein reflect our understanding of current law, and the law may change. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a contract depend on the individual circumstances of each contract owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

Possible Changes in Taxation

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the contract.

Federal Income Tax Withholding

We will withhold and remit to the U.S. government a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, we may be required to withhold tax, as explained above. The withholding rates applicable to the taxable portion of periodic annuity payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments (including withdrawals prior to the annuity starting date) and conversions of, and rollovers from, non-Roth IRAs to Roth IRAs. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.

Assignments

Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than: a plan participant as a means to provide benefit payments; an alternate payee under a qualified domestic relations order in accordance with code section 414(p); or to the company as collateral for a loan.

Taxation of Company

We are taxed as a life insurance company under the Code. The Variable Account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the company.

The company automatically applies investment income and capital gains attributable to the Variable Account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the Variable Account will be first used to reduce any income taxes imposed on the Variable Account before being used by the company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the Variable Account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the Variable Account. In this case, we may impose a charge against the Variable Account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the Variable Account, including from your account value invested in the Sub-Accounts.

VOTING OF FUND SHARES

As long as the Variable Account is registered as a unit investment trust under the 1940 Act and the assets of the Variable Account are allocated to Sub-Accounts that are invested in Fund shares, the Fund shares held in the Sub-Accounts will be voted by ReliaStar Life in accordance with instructions received from the person having voting interests under the contracts as described below. If ReliaStar Life determines pursuant to applicable law or regulation that Fund shares held in the Sub-Accounts and attributable to the contracts need not be voted pursuant to instructions received from persons otherwise having the voting interests, then ReliaStar Life may vote such Fund shares held in the Sub-Accounts in its own right.

Before the Annuity Commencement Date, the Owner shall have the voting interest with respect to the Fund shares attributable to the contract. On and after the Annuity Commencement Date, the person then entitled to receive annuity payments shall have the voting interest with respect to the Fund shares. Such voting interest will generally decrease during the annuity payout period.

Any Fund shares held in the Variable Account for which we do not receive timely voting instructions, or which are not attributable to Contract Owners, will be voted by us in proportion to the instructions received from all Contract Owners having a voting interest in the Fund. Any Fund shares held by us or any of our affiliates in general accounts will, for voting purposes, be allocated to all separate accounts having voting interests in the Fund in proportion to each account's voting interest in the respective Fund and will be voted in the same manner as are the respective account's vote.

All Fund proxy material will be sent to persons having voting interests together with appropriate forms which may be used to give voting instructions. Persons entitled to voting interests and the number of votes which they may cast shall be determined as of a record date, to be selected by the Fund, not more than 90 days before the meeting of the applicable Fund.

Persons having voting interests under the contracts as described above will not, as a result thereof, have voting interests with respect to meetings of the stockholders of ReliaStar Life.

DISTRIBUTION OF THE CONTRACTS

Effective January 1, 2004, the company's affiliate, ING Financial Advisers, LLC, became the principal underwriter (distributor) for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

The contracts will be sold by licensed insurance agents in those states where the contracts can be lawfully sold. Such agents will be registered representatives of affiliated and unaffiliated broker-dealers. The affiliated broker-dealers may include:

- Aeltus Capital, Inc.
- BancWest Investment Services, Inc.
- Baring Investment Services, Inc.
- Compulife Investor Services, Inc.
- Directed Services, Inc.
- Financial Network Investment Corporation
- Financial Northeastern Securities, Inc.
- Bancnorth Investment Group, Inc.
- Guaranty Brokerage Services, Inc.
- ING Barings Corp.
- ING Direct Funds Limited
- ING Direct Securities, Inc.
- ING Financial Advisers, LLC
- ING Financial Partners, Inc.
- ING Funds Distributor, Inc.
- ING Furman Selz Financial Services LLC
- ING TT&S (U.S.) Securities, Inc.
- Multi-Financial Securities Corporation
- PrimeVest Financial Services, Inc.
- Systematized Benefits Administrators, Inc.

Commissions and other distribution compensation will be paid by ReliaStar Life. Generally such payments will not exceed 8% of the purchase payments. In some cases a trail commission based on the Contract Value may also be paid.

ANTI-MONEY LAUNDERING

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums are not derived from improper sources.

Under our anti-money laundering program, we may require Contract Owners, Annuitants and/or Beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments (travelers cheques, for example) or restrict the amount of certain forms of premium payments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it.

ReliaStar Life's anti-money laundering program is subject to change without notice to take account of changes applicable in laws or regulations and our ongoing assessment of our exposure to illegal activity.

REVOCATION

The Contract Owner may revoke the contract at any time between the date of application and the date ten days after receipt of the contract and receive a refund of the Contract Value unless otherwise required by state and/or Federal law. All IRA refunds will be for a return of purchase payments. In order to revoke the contract, it must be mailed or delivered to ReliaStar Life's Contract Administrator at the mailing address shown below or the agent through whom it was purchased. Mailing or delivery must occur on or before ten days after receipt of the contract for revocation to be effective. In order to revoke the contract written notice must be mailed or delivered to:

> ReliaStar Life Insurance Company
> ING Service Center
> P.O. Box 5050
> Minot, North Dakota 58703

The liability of the Variable Account under this provision is limited to the Contract Value in each Sub-Account on the date of revocation. Any additional amounts refunded to the Contract Owner will be paid by ReliaStar Life.

REPORTS TO OWNERS

ReliaStar Life will mail to the Contract Owner, at the last known address of record at the administrative office of ReliaStar Life, at least annually after the first Contract Year, a report containing such information as may be required by any applicable law or regulation and a statement showing the Contract Value.

To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the Funds, will be mailed to your household, even if you or other persons in your household have more than one contract issued by ReliaStar Life or an affiliate. Call 1-877-884-5050 if you need additional copies of financial reports, prospectuses, or annual and semi-annual reports or if you would like to receive one copy for each contract in all future mailings.

TRADING - INDUSTRY DEVELOPMENTS

As with many financial services companies, the company and affiliates of the company have received requests for information from various governmental and self-regulatory agencies in connection with investigations related to trading in investment company shares. In each case, full cooperation and responses are being provided. The company is also reviewing its policies and procedures in this area.

LEGAL PROCEEDINGS

ReliaStar Life is not aware of any pending legal proceedings which involve the variable account as a party.

We are, or may be in the future, a defendant in various legal proceedings in connection with the normal conduct of our insurance operations. Some of these cases may seek class action status and may include a demand for punitive damages as well as for compensatory damages. In the opinion of management, the ultimate resolution of any existing legal proceeding is not likely to have a material adverse effect on our ability to meet our obligations under the contract.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract, is not involved in any legal proceeding which, in the opinion of management, is likely to have material adverse effect on its ability to distribute the contract.

EXPERTS

The statement of assets and liabilities of ReliaStar Select Variable Account as of December 31, 2003, and the related statement of operations for the year then ended and statements of changes in net assets for each of the two years in the period then ended, along with the statutory-basis financial statements of ReliaStar Life Insurance Company as of December 31, 2003 and 2002, and for the years then ended, appearing in the Statement of Additional Information incorporated herein by reference have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon and included herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

FURTHER INFORMATION

A Registration Statement under the Securities Act of 1933 has been filed with the SEC, with respect to the contracts described herein. The prospectus does not contain all of the information set forth in the Registration Statement and exhibits thereto, to which reference is hereby made for further information concerning the Variable Account, ReliaStar Life and the contracts. The information so omitted may be obtained from the SEC's principal office in Washington, D.C., upon payment of the fee prescribed by the SEC or examined there without charge. Statements contained in this prospectus as to the provisions of the contracts and other legal documents are summaries and reference is made to the documents as filed with the SEC for a complete statement of the provisions thereof.

Information about the Fixed Account can be found in Appendix A and Condensed Financial Information can be found in Appendix C.

STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS

If you would like to receive a copy of the ReliaStar Select Variable Account Select★Annuity III Variable Annuity Statement of Additional Information, please call 1-877-884-5050 or return this request to:

RELIASTAR LIFE INSURANCE COMPANY
ING SERVICE CENTER
P.O. BOX 5050
MINOT, ND 58703

Your Name _____

Address _____

City _____ State _____ Zip _____

Please send me a copy of the ReliaStar Select Variable Account Select★Annuity III Statement of Additional Information.

No person is authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. This prospectus does not constitute an offer or solicitation in any circumstances in which such offer or solicitation would be unlawful.

APPENDIX A

THE FIXED ACCOUNT

Contributions to the Fixed Account under the contract and transfers to the Fixed Account become part of the general account of ReliaStar Life, which supports insurance and annuity obligations. Interests in the Fixed Account have not been registered under the Securities Act of 1933 ("1933 Act") nor is the Fixed Account registered as an investment company under the Investment Company Act of 1940 ("1940 Act"). Accordingly, neither the Fixed Account nor any interest therein are generally subject to the provisions of the 1933 Act or 1940 Act and ReliaStar Life has been advised that the staff of the SEC has not reviewed the disclosures in this prospectus which relate to the fixed portion of the contract. Disclosures regarding the fixed portion of the annuity contract and the Fixed Account, however, may be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

The Fixed Account is made up of all of the general assets of ReliaStar Life other than those allocated to any separate account. Purchase payments will be allocated to the Fixed Account as elected by the Owner at the time of purchase or as subsequently changed. ReliaStar Life will invest the assets of the Fixed Account in those assets chosen by ReliaStar Life and allowed by applicable law.

ReliaStar Life guarantees that it will credit interest at a rate of not less than 3% per year, compounded annually, to amounts allocated to the Fixed Account under the contract. ReliaStar Life may credit interest at a rate in excess of 3% per year; however, ReliaStar Life is not obligated to do so. Any interest credited to amounts allocated to the Fixed Account in excess of 3% per year will be determined in the sole discretion of ReliaStar Life. The Owner assumes the risk that interest credited to Fixed Account allocations may not exceed the minimum guarantee of 3% for any given year.

APPENDIX B

INVESTMENTS OF THE VARIABLE ACCOUNT

The following chart lists the Funds, the investment advisers and subadvisers to the Funds and summary information regarding the investment objective of each Fund. For information about each Fund's expenses, see the Fund Expense Table on page 6 of this prospectus. More detailed information about the Funds can be found in the current prospectus and Statement of Additional Information for each Fund.

There is no assurance that the stated objectives and policies of any of the Funds will be achieved. Shares of the Funds will rise and fall in value and you could lose money by investing in the Funds. Shares of the Funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
AIM V.I. Dent Demographic Trends Fund (Series I Shares)	Investment Adviser: A I M Advisors, Inc. Subadviser: H.S. Dent Advisors, Inc.	Seeks long-term growth of capital.
Alger American Growth Portfolio (Class O Shares)	Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Alger American Leveraged AllCap Portfolio (Class O Shares)	Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Alger American MidCap Growth Portfolio (Class O Shares)	Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Alger American Small Capitalization Portfolio (Class O Shares)	Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Fidelity® VIP Contrafund® Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks long-term capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
Fidelity® VIP Equity-Income Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadviser: FMR Co., Inc.	Seeks reasonable income.
Fidelity® VIP Growth Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadviser: FMR Co., Inc.	Seeks to achieve capital appreciation.
Fidelity® VIP High Income Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks a high level of current income while also considering growth of capital.
Fidelity® VIP Index 500 Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadviser: Geode Capital Management, LLC (Geode)	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the Standard & Poor's 500 Index^{SM} (S&P 500®).
Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadviser: Fidelity Investments Money Management, Inc.	Seeks as high a level of current income as is consistent with the preservation of capital.
Fidelity® VIP Money Market Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadviser: Fidelity Investments Money Management, Inc.	Seeks as high a level of current income as is consistent with preservation of capital and liquidity.
ING JPMorgan Small Cap Equity Portfolio (Class I Shares)	Investment Adviser: Directed Services, Inc. Subadviser: J. P. Morgan Investment Management Inc.	A nondiversified Portfolio that seeks capital growth over the long term.
ING Liquid Assets Portfolio (Class I Shares)	Investment Adviser: Directed Services, Inc. Subadviser: Aeltus Investment Management, Inc.	Seeks high level of current income consistent with the preservation of capital and liquidity.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Mercury Focus Value Portfolio (Class I Shares)	Investment Adviser: Directed Services, Inc. Subadviser: Mercury Advisors	Seeks long-term growth of capital.
ING Stock Index Portfolio (Class I Shares)	Investment Adviser: Directed Services, Inc. Subadviser: Aeltus Investment Management, Inc.	Seeks total return.
ING Van Kampen Equity Growth Portfolio (Class I Shares)	Investment Adviser: Directed Services, Inc. Subadviser: Van Kampen	Seeks long-term capital appreciation.
ING VP Disciplined LargeCap Portfolio (Class I Shares)	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks capital appreciation.
ING VP High Yield Bond Portfolio (Class I Shares)	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks to provide investors with a high level of current income and total return.
ING VP International Value Portfolio (Class I Shares)	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks long term capital appreciation.
ING VP MagnaCap Portfolio (Class I Shares)	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks growth of capital, with dividend income as a secondary consideration.
ING VP MidCap Opportunities Portfolio (Class I Shares)	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks long-term capital appreciation.
ING VP SmallCap Opportunities Portfolio (Class I Shares)	Investment Adviser: ING Investments, LLC Sub-Adviser: Aeltus Investment Management, Inc.	Seeks long-term capital appreciation.
Janus Aspen Growth Portfolio (Institutional Shares)	Investment Adviser: Janus Capital	Seeks long-term growth of capital in a manner consistent with the preservation of capital.
Janus Aspen International Growth Portfolio (Institutional Shares)	Investment Adviser: Janus Capital	Seeks long-term growth of capital.
Janus Aspen Mid Cap Growth Portfolio (Institutional Shares)	Investment Adviser: Janus Capital	Seeks long-term growth of capital..
Janus Aspen Worldwide Growth Portfolio (Institutional Shares)	Investment Adviser: Janus Capital	Seeks long-term growth of capital in a manner consistent with the preservation of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
Neuberger Berman AMT Limited Maturity Bond Portfolio (Class I Shares)	<u>Investment Adviser</u>: Neuberger Berman Management Inc. <u>Sub-Adviser</u>: Neuberger Berman, LLC	Seeks the highest available current income consistent with liquidity and low risk to principal; total return is secondary goal.
Neuberger Berman AMT Partners Portfolio (Class I Shares)	<u>Investment Adviser</u>: Neuberger Berman Management Inc. <u>Sub-Adviser</u>: Neuberger Berman, LLC	Seeks growth of capital.
Neuberger Berman AMT Socially Responsive Portfolio (Class I Shares)	<u>Investment Adviser</u>: Neuberger Berman Management Inc. <u>Sub-Adviser</u>: Neuberger Berman, LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the fund's financial criteria and social policy.
OpCap Equity Portfolio	<u>Investment Adviser</u>: OpCap Advisors LLC	Seeks long term capital appreciation.
OpCap Global Equity Portfolio	<u>Investment Adviser</u>: OpCap Advisors LLC	Seeks long term capital appreciation.
OpCap Managed Portfolio	<u>Investment Adviser</u>: OpCap Advisors LLC <u>Sub-Adviser</u>: Pacific Investment Management Company LLC	Seeks growth of capital over time.
OpCap Small Cap Portfolio	<u>Investment Adviser</u>: OpCap Advisors LLC	Seeks capital appreciation.
Putnam VT Growth and Income Fund (Class IA Shares)	<u>Investment Adviser</u>: Putnam Investment Management, LLC	Seeks capital growth and current income.
Putnam VT New Opportunities Fund (Class IA Shares)	<u>Investment Adviser</u>: Putnam Investment Management, LLC	Seeks long-term capital appreciation.
Putnam VT Voyager Fund (Class IA Shares)	<u>Investment Adviser</u>: Putnam Investment Management, LLC	Seeks capital appreciation.

Unavailable Sub-Accounts. Effective April 30, 1999, the Fidelity® VIP Asset Manager, Fidelity® Overseas, Putnam VT Asia Pacific Growth, Putnam VT Utilities Growth & Income and Putnam VT Diversified Income Sub-Accounts were closed to new investments. There is no further disclosure regarding these Sub-Accounts in this prospectus.

Effective October 14, 2002, Putnam VT Asia Pacific Fund merged into Putnam VT International Growth Fund. Effective April 17, 2004, the ING Growth Opportunities and ING VP Growth + Value Portfolios merged into the ING VP MidCap Opportunities Portfolio. There is no further disclosure regarding these Funds in this prospectus.

APPENDIX C

Performance Information and Condensed Financial Information

Performance Information

From time to time, ReliaStar Life may advertise or include in sales literature yields, effective yields and total returns for the available Sub-Accounts. These figures are based on historical earnings and do not indicate or project future performance.

Yields and total returns for the Sub-Accounts are based on the investment performance of the corresponding Funds. The performance in part reflects the Funds' expenses. See the prospectuses for the Funds.

The yield of the Sub-Account investing in the Fidelity® VIP Money Market Portfolio or the ING Liquid Assets Portfolio refers to the annualized income generated by an investment in the Sub-Account over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment.

The yield of a Sub-Account (except Fidelity® VIP Money Market Portfolio and the ING Liquid Assets Portfolio) refers to the annualized income generated by an investment in the Sub-Account over a specified 30-day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30-day or one-month period is generated each period over a 12-month period and is shown as a percentage of the investment.

Total returns generally will be presented in "standardized" format. This means, among other things, that performance will be shown from the date on which a Fund was first available in the Variable Account. In some instances, "non-standardized" returns may be shown from prior to the inception date of the Variable Account. Non-standardized information will be accompanied by standardized information. We will not show non-standardized performance unless we also show standardized performance.

When a Sub-Account has been in operation for one, five and ten years, respectively, the average annual total return for these periods will be provided. For periods prior to the date the Sub-Account commenced operations, non-standardized performance information for contracts funded by the Sub-Accounts will be calculated based on the performance of the Funds and the assumption that the Sub-Accounts were in existence for the same periods as those indicated for the Funds, with the level of contract charges that were in effect at the inception of the Sub-Accounts for the contracts.

ReliaStar Life may, from time to time, also disclose yield and total returns for the Funds, including such disclosure for periods prior to the dates the Sub-Accounts commenced operations.

ReliaStar Life may also report other information including the effect of tax-deferred compounding on a Sub-Account's investment returns, or returns in general, which may be illustrated by tables, graphs or charts.

With respect to performance reporting it is important to remember that past performance does not guarantee future results. Current performance may be higher or lower than the performance shown and actual investment returns and principal values will fluctuate so that shares and/or units, at redemption, may be worth more or less than their original cost.

Sub-Account Accumulation Unit Values

The following table shows, for each Sub-Account of the Variable Account, the value of a Sub-Account Accumulation Unit as they are invested in Funds at the dates shown, and the total number of Sub-Account Accumulation Units outstanding at the end of each period.

	Year Ended December 31							
	2003	**2002**	**2001**	**2000**	**1999**	**1998**	**1997**	**1996**
AIM VARIABLE INSURANCE FUNDS:								
AIM V.I. DENT DEMOGRAPHIC TRENDS FUND								
(Since May 1, 2000)								
Beginning of period	$3.50	$5.2413	$7.8068	-	-	-	-	-
End of period	$4.75	$3.50	$5.2413	$7.8068	-	-	-	-
Units outstanding at end of period	200,927	183,286	271,005	271,643	-	-	-	-
THE ALGER AMERICAN FUND:								
ALGER AMERICAN GROWTH PORTFOLIO								
(Since August 8, 1997)								
Beginning of period	$9.12	$13.7969	$15.8660	$18.8769	$14.3117	$9.8005	$10.0000	-
End of period	$12.15	$9.12	$13.7969	$15.8660	$18.8769	$14.3117	$9.8005	-
Units outstanding at end of period	1,756,948	2,047,738	2,640,617	2,969,330	2,499,069	651,530	63,728	-
ALGER AMERICAN LEVERAGED ALLCAP PORTFOLIO								
(Since May 1, 2000)								
Beginning of period	$4.04	$6.2012	$7.4802	-	-	-	-	-
End of period	$5.37	$4.04	$6.2012	$7.4802	-	-	-	-
Units outstanding at end of period	265,922	175,371	178,408	118,511	-	-	-	-
ALGER AMERICAN MIDCAP GROWTH PORTFOLIO								
(Since August 8, 1997)								
Beginning of period	$11.26	$16.2046	$17.5800	$16.3264	$12.5561	$9.7711	$10.0000	-
End of period	$16.41	$11.26	$16.2046	$17.5800	$16.3264	$12.5561	$9.7711	-
Units outstanding at end of period	821,743	847,284	786,283	859,195	455,927	204,638	59,897	-
ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO								
(Since August 8, 1997)								
Beginning of period	$5.86	$8.0548	$11.5885	$16.1404	$11.4116	$10.0159	$10.0000	-
End of period	$8.23	$5.86	$8.0548	$11.5885	$16.1404	$11.4116	$10.0159	-
Units outstanding at end of period	425,157	457,255	532,602	605,656	408,867	254,748	73,647	-
FIDELITY® VARIABLE INSURANCE PRODUCTS FUND (VIP):								
FIDELITY® VIP CONTRAFUND® PORTFOLIO								
(Since May 1, 1995):								
Beginning of period	$19.84	$22.1874	$25.6395	$27.8416	$22.7206	$17.7248	$14.4777	$12.1031
End of period	$25.13	$19.84	$22.1874	$25.6395	$27.8416	$22.7206	$17.7248	$14.4777
Units outstanding at end of period	1,816,561	2,009,345	2,545,232	3,048,087	3,388,151	3,002,878	2,297,899	1,419,399

	2003	2002	2001	2000	1999	1998	1997	1996
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Since January 6, 1994)								
Beginning of period	$18.90	$23.0729	$24.6181	$23.0232	$21.9558	$19.9442	$15.7861	$14.0081
End of period	$24.29	$18.90	$23.0729	$24.6181	$23.0232	$21.9558	$19.9442	$15.7861
Units outstanding at end of period	1,985,202	2,122,244	2,584,578	2,952,877	3,543,768	4,241,041	3,998,716	3,108,409
FIDELITY® VIP GROWTH PORTFOLIO								
(Since January 6, 1994)								
Beginning of period	$16.61	$24.0975	$29.6749	$33.8011	$24.9380	$18.1281	$14.8863	$13.1611
End of period	$21.76	$16.61	$24.0975	$29.6749	$33.8011	$24.9380	$18.1281	$14.8863
Units outstanding at end of period	1,579,409	1,967,978	2,506,074	3,035,070	3,189,119	2,946,876	2,789,628	2,484,915
FIDELITY® VIP HIGH INCOME PORTFOLIO								
(Since January 6, 1994)								
Beginning of period	$10.21	$10.0115	$11.5020	$15.0436	$14.1041	$14.9486	$12.8821	$11.4563
End of period	$12.82	$10.21	$10.0115	$11.5020	$15.0436	$14.1041	$14.9486	$12.8821
Units outstanding at end of period	1,118,276	1,079,567	1,362,967	1,638,501	1,761,781	1,879,281	1,472,019	1,104,232
FIDELITY® VIP INDEX 500 PORTFOLIO								
(Since January 6, 1994)								
Beginning of period	$19.07	$24.8763	$28.7000	$32.0860	$26.9978	$21.3328	$16.3012	$13.4594
End of period	$24.15	$19.07	$24.8763	$13.7889	$32.0860	$26.9978	$21.3328	$16.3012
Units outstanding at end of period	1,868,187	2,189,681	2,853,460	3,299,321	3,625,706	2,817,908	1,881,104	1,010,296
FIDELITY® VIP INVESTMENT GRADE BOND PORTFOLIO								
(Since January 6, 1994)								
Beginning of period	$16.05	$14.7484	$28.7000	$12.5711	$12.8823	$12.0011	$11.1581	$10.9662
End of period	$16.65	$16.05	$14.7484	$28.7000	$12.5711	$12.8823	$12.0011	$11.1581
Units outstanding at end of period	1,441,591	1,718,651	1,602,587	1,291,171	1,302,913	1,152,135	711,350	709,332
FIDELITY® VIP MONEY MARKET PORTFOLIO								
(Since January 6, 1994)								
Beginning of period	$13.53	$13.4901	$13.1296	$12.5217	$12.0719	$11.6055	$11.1555	$10.7316
End of period	$13.48	$13.53	$13.4901	$13.1296	$12.5217	$12.0719	$11.6055	$11.1555
Units outstanding at end of period	1,522,302	3,205,957	3,238,303	2,876,279	5,232,470	2,569,427	2,122,382	1,558,218
ING VARIABLE PRODUCTS TRUST (ING):								
ING VP DISCIPLINED LARGECAP PORTFOLIO								
(Since January 3, 1995)								
Beginning of period	$8.12	$10.5627	$12.2048	$14.0038	$13.4190	$13.6825	$12.7208	$11.3881
End of period	$10.02	$8.12	$10.5627	$12.2048	$14.0038	$13.4190	$13.6825	$12.7208
Units outstanding at end of period	196,792	226,301	337,152	411,307	464,405	480,880	286,906	152,651
ING VP GROWTH OPPORTUNITIES PORTFOLIO								
(Since May 1, 2000)								
Beginning of period	$3.62	$5.3649	$8.8561	-	-	-	-	-
End of period	$4.75	$3.62	$5.3649	$8.8561	-	-	-	-
Units outstanding at end of period	126,043	152,404	206,272	144,529	-	-	-	-
ING VP GROWTH + VALUE PORTFOLIO								
(Since January 3, 1995)								
Beginning of period	$14.38	$23.2641	$34.1863	$38.4240	$19.9820	$16.9801	$15.0172	$12.3714
End of period	$19.52	$14.38	$23.2641	$34.1863	$38.4240	$19.9820	$16.9801	$15.0172
Units outstanding at end of period	467,644	677,885	862,865	1,010,721	666,517	595,830	613,041	376,557
ING VP HIGH YIELD BOND PORTFOLIO								
(Since August 8, 1997)								
Beginning of period	$8.13	$8.3374	$8.3965	$9.6354	$10.0955	$10.3496	$10.0000	-
End of period	$9.41	$8.13	$8.3374	$8.3965	$9.6354	$10.0955	$10.3496	-
Units outstanding at end of period	496,538	237,293	266,875	283,066	368,743	389,807	55,079	-

	Year Ended December 31							
	2003	**2002**	**2001**	**2000**	**1999**	**1998**	**1997**	**1996**
ING VP INTERNATIONAL VALUE FUND PORTFOLIO (Since August 8, 1997)								
Beginning of period	$12.73	$15.2495	$17.5072	$17.2046	$11.6165	$10.0738	$10.0000	-
End of period	$16.31	$12.73	$15.2495	$17.5072	$17.2046	$11.6165	$10.0738	-
Units outstanding at end of period	547,278	406,618	368,448	349,793	284,973	232,846	59,173	-
ING VP MAGNACAP PORTFOLIO (Since May 1, 2000)								
Beginning of period	$6.77	$8.8911	$10.0677	-	-	-	-	-
End of period	$8.75	$6.77	$8.8911	$10.0677	-	-	-	-
Units outstanding at end of period	106,985	75,258	88,745	60,256	-	-	-	-
ING VP MIDCAP OPPORTUNITIES PORTFOLIO (Since May 1, 2000)								
Beginning of period	$4.34	$5.9396	$8.8561	-	-	-	-	-
End of period	$5.85	$4.34	$5.9396	$8.8561	-	-	-	-
Units outstanding at end of period	119,974	78,226	104,414	63,345	-	-	-	-
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO (Since January 3, 1995)								
Beginning of period	$16.39	$29.4598	$42.1707	$42.3014	$17.7950	$15.3827	$13.4910	$12.0224
End of period	$22.40	$16.39	$29.4598	$42.1707	$42.3014	$17.7950	$15.3827	$13.4910
Units outstanding at end of period	410,529	620,847	773,226	860,669	434,003	323,803	261,038	143,393
JANUS ASPEN SERIES:								
JANUS ASPEN GROWTH PORTFOLIO (Since August 8, 1997)								
Beginning of period	$8.72	$12.0374	$16.2190	$19.2465	$13.5540	$10.1310	$10.0000	-
End of period	$11.33	$8.72	$12.0374	$16.2190	$19.2465	$13.5540	$10.1310	-
Units outstanding at end of period	957,250	1,236,129	1,922,759	2,203,744	1,266,464	922,227	64,297	-
JANUS ASPEN INTERNATIONAL GROWTH PORTFOLIO (Since August 8, 1997)								
Beginning of period	$9.16	$12.4845	$16.4926	$19.8947	$11.0672	$9.5723	$10.0000	-
End of period	$12.19	$9.16	$12.4845	$16.4926	$19.8947	$11.0672	$9.5723	-
Units outstanding at end of period	697,484	884,353	939,635	1,027,274	767,811	435,553	150,857	-
JANUS ASPEN MID CAP GROWTH PORTFOLIO (Since August 8, 1997)								
Beginning of period	$9.15	$12.8795	$21.5715	$32.0819	$14.4318	$10.8997	$10.0000	-
End of period	$12.20	$9.15	$12.8795	$21.5715	$32.0819	$14.4318	$10.8997	-
Units outstanding at end of period	886,435	1,135,616	1,598,947	1,869,105	907,599	121,462	47,593	-
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO (Since August 8, 1997)								
Beginning of period	$9.43	$12.8310	$16.7758	$20.1712	$12.4373	$9.7821	$10.0000	-
End of period	$11.53	$9.43	$12.8310	$16.7758	$20.1712	$12.4373	$9.7821	-
Units outstanding at end of period	2,050,919	2,700,640	3,789,020	4,320,032	3,705,358	2,148,224	590,783	-

	2003	2002	2001	2000	1999	1998	1997	1996
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST ("AMT"):								
NEUBERGER BERMAN ADVISERS MANAGEMENT LIMITED MATURITY BOND PORTFOLIO								
(Since August 8, 1997)								
Beginning of period	$12.33	$11.8693	$11.0648	$10.5065	$10.4985	$10.1977	$10.0000	-
End of period	$12.45	$12.33	$11.8693	$11.0648	$10.5065	$10.4985	$10.1977	-
Units outstanding at end of period	898,943	1,008,393	958,695	803,456	653,472	483,372	44,381	-
NEUBERGER BERMAN ADVISERS MANAGEMENT PARTNERS PORTFOLIO								
(Since August 8, 1997)								
Beginning of period	$7.96	$10.6346	$11.0982	$11.1748	$10.5535	$10.2690	$10.0000	-
End of period	$10.60	$7.96	$10.6346	$11.0982	$11.1748	$10.5535	$10.2690	-
Units outstanding at end of period	609,189	686,471	822.839	947,430	1,101,648	1,291,067	337,731	
NEUBERGER BERMAN ADVISERS MANAGEMENT SOCIALLY RESPONSIVE PORTFOLIO								
(Since April 30, 1999)								
Beginning of period	$8.26	$9.83092	$10.3394	$10.6549	-	-	-	-
End of period	$10.95	$8.26	$9.83092	$10.3394	$10.6549	-	-	-
Units outstanding at end of period	63,728	48,267	62,695	47,083	22,281	-	-	-
PIMCO ADVISORS VIT:								
OPCAP EQUITY PORTFOLIO								
(Since August 8, 1997)								
Beginning of period	$9.14	$11.7991	$12.8683	$11.8711	$11.7390	$10.6414	$10.0000	-
End of period	$11.59	$9.14	$11.7991	$12.8683	$11.8711	$11.7390	$10.6414	-
Units outstanding at end of period	248,725	314,201	411,473	279,885	284,469	248,818	57,717	-
OPCAP GLOBAL EQUITY PORTFOLIO								
(Since August 8, 1997)								
Beginning of period	$9.43	$11.5725	$13.6175	$13.1877	$10.5687	$9.4596	$10.0000	-
End of period	$12.23	$9.43	$11.5725	$13.6175	$13.1877	$10.5687	$9.4596	-
Units outstanding at end of period	160,360	60,085	73,876	50,645	40,473	29,458	10,483	-
OPCAP MANAGED PORTFOLIO								
(Since August 8, 1997)								
Beginning of period	$9.17	$11.1912	$11.9348	$11.0271	$10.6494	$10.0805	$10.0000	-
End of period	$11.01	$9.17	$11.1912	$11.9348	$11.0271	$10.6494	$10.0805	-
Units outstanding at end of period	941,997	892,469	999,699	882,499	967,119	1,513,567	278,744	-
OPCAP SMALL CAP PORTFOLIO								
(Since August 8, 1997)								
Beginning of period	$10.40	$13.4523	$12.5927	$8.8561	$9.1478	$10.1963	$10.0000	-
End of period	$14.63	$10.40	$13.4523	$12.5927	$8.8561	$9.1478	$10.1963	-
Units outstanding at end of period	781,880	712,747	670,423	461,379	407,689	369,821	94,123	-

	Year Ended December 31							
	2003	**2002**	**2001**	**2000**	**1999**	**1998**	**1997**	**1996**
PUTNAM VARIABLE TRUST:								
PUTNAM VT GROWTH AND INCOME FUND - CLASS IA SHARES (Since January 6, 1994)								
Beginning of period	$17.66	$22.0520	$23.8319	$22.3517	$22.3107	$19.6008	$16.0091	$13.3162
End of period	$22.24	$17.66	$22.0520	$23.8319	$22.3517	$22.3107	$19.6008	$16.0091
Units outstanding at end of period	1,191,260	1,501,640	1,954,819	2,253,957	2,732,587	2,774,779	2,521,656	1,639,863
PUTNAM VT NEW OPPORTUNITIES FUND -- CLASS IA SHARES (Since May 1, 1995)								
Beginning of period	$12.50	$18.1793	$26.3332	$36.1280	$21.6313	$17.6345	$14.5039	$13.3506
End of period	$16.35	$12.50	$18.1793	$26.3332	$36.1280	$21.6313	$17.6345	$14.5039
Units outstanding at end of period	1,064,932	1,407,720	1,975,294	2,344,498	2,094,825	2,296,799	1,954,936	1,312,658
PUTNAM VT VOYAGER FUND -- CLASS IA SHARES (Since January 6, 1994)								
Beginning of period	$17.01	$23.4163	$30.5382	$37.0449	$23.7408	$19.3572	$15.5144	$13.9272
End of period	$21.00	$17.01	$23.4163	$30.5382	$37.0449	$23.7408	$19.3572	$15.5144
Units outstanding at end of period	1,593,702	2,136,722	2,928,626	3,483,436	3,567,503	3,502,135	3,036,855	2,244,324

STATEMENT OF ADDITIONAL INFORMATION

SELECT★ANNUITY III
INDIVIDUAL DEFERRED VARIABLE/FIXED ANNUITY CONTRACTS
ISSUED BY
RELIASTAR SELECT VARIABLE ACCOUNT OF
RELIASTAR LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus, but should be read in conjunction with the prospectus dated May 1, 2004, (the "prospectus") relating to the Select★Annuity III Individual Deferred Variable/Fixed Annuity contracts issued by ReliaStar Select Variable Account (the "Variable Account") and ReliaStar Life Insurance Company ("ReliaStar Life"). Much of the information contained in this Statement of Additional Information expands upon subjects discussed in the prospectus. A copy of the prospectus may be obtained from the ING Service Center at P.O. Box 5050, Minot, North Dakota 58703, by calling 1-877-884-5050 or by accessing the SEC's website at www.sec.gov.

Capitalized terms used in this Statement of Additional Information that are not otherwise defined herein shall have the meanings given to them in the prospectus.

TABLE OF CONTENTS

The date of this Statement of Additional Information is May 1, 2004.

INTRODUCTION

The Select★Annuity III contracts (the "contracts") are flexible purchase payment individual deferred variable/fixed annuity contracts. The contracts are sold both as non-qualified contracts and/or in connection with retirement plans which may qualify for special federal tax treatment under the Internal Revenue Code. (See "Federal Tax Status" in the prospectus.) Annuity payouts under the contracts are deferred until a selected later date.

Purchase payments may be allocated to one or more of the available Sub-Accounts of the Variable Account, a separate account of ReliaStar Life, and/or to the Fixed Account (which is the general account of ReliaStar Life). Purchase payments allocated to one or more of the available Sub-Accounts of the Variable Account, as selected by the Contract Owner, will be invested in shares at net asset value of one or more of a group of Funds.

ADMINISTRATION OF THE CONTRACTS

ReliaStar Life performs certain administrative functions ("Administrative Functions") relating to the contracts and the Variable Account in Minot, North Dakota. These functions include, among other things, maintaining the books and records of the Variable Account and the Sub-Accounts, and maintaining records of the name, address, taxpayer identification number, contract number, type of contract issued to each owner, Contract Value and other pertinent information necessary to the administration and operation of the contracts. ReliaStar Life receives no payment for performing any of the Administrative Functions.

CUSTODY OF ASSETS

ReliaStar Life maintains custody of the assets of the Variable Account. As custodian, ReliaStar Life holds cash balances for the Variable Account pending investment in the Funds or distribution. The Fund shares owned by the Sub-Accounts are reflected only on the records of the Funds, and are not issued in certificated form.

EXPERTS

The statement of assets and liabilities of ReliaStar Select Variable Account as of December 31, 2003, and the related statement of operations for the year then ended and statements of changes in net assets for each of the two years in the period then ended, along with the statutory-basis financial statements of ReliaStar Life Insurance Company as of December 31, 2003 and 2002, and for the years then ended, appearing in the Statement of Additional Information incorporated herein by reference have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon and included herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

DISTRIBUTION OF THE CONTRACTS

Effective January 1, 2004, the company's affiliate, ING Financial Advisers, LLC, became the principal underwriter (distributor) for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

The contracts will be sold by licensed insurance agents in those states where the contracts can be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc.

Prior to January 1, 2004, Washington Square Securities, Inc. ("WSSI"), a Minnesota corporation and an affiliate of ours, was the principal underwriter (distributor) for the contracts offered by the Variable Account. We paid WSSI under a distribution agreement. For the years ended December 31, 2001, 2002 and 2003, WSSI was paid fees by ReliaStar Life with respect to distribution of the Select★Annuity III contracts aggregating $274,300, $182,358 and $153,358, respectively.

Effective January 1, 2004, WSSI merged with Locust Street Securities, Inc. and changed its name to ING Financial Partners, Inc.

No deduction for a sales charge is made from the purchase payments for the contracts. However, if part or all of a contract's value is surrendered, surrender charges (which may be deemed to be contingent deferred sales charges) may be made by ReliaStar Life. The method used to determine the amount of such charge is described in the prospectus under the heading "Charges Made by ReliaStar Life -- Surrender Charge (Contingent Deferred Sales Charge)."

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the Sub-Accounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the Sub-Account being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life Sub-Accounts or their underlying Funds by performance and/or investment objective. We may categorize the underlying Funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying Funds, if accompanied by performance which also shows the performance of such Funds reduced by applicable charges under the Variable Account. We may also show in advertisements the portfolio holdings of the underlying Funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

FINANCIAL STATEMENTS

This Statement of Additional Information includes audited financial statements for ReliaStar Select Variable Account as of and for the year ended December 31, 2003. Although the financial statements are audited, the period they cover is not necessarily indicative of the longer term performance of the assets held in ReliaStar Select Variable Account.

ReliaStar Life's statutory-basis financial statements, which are included in this Statement of Additional Information, should be considered only as bearing on ReliaStar Life's ability to meet its obligations under the contracts. They should not be considered as bearing on the investment performance of the assets held in ReliaStar Select Variable Account.

Financial statements for ReliaStar Select Variable Account as of and for the year ended December 31, 2003, have been prepared on the basis of accounting principles generally accepted in the United States. The statutory-basis financial statements for ReliaStar Life as of December 31, 2003 and 2002, and for the years then ended have been prepared on the basis of statutory accounting practices prescribed or permitted by the Minnesota Department of Commerce Division of Insurance.

RELIASTAR SELECT VARIABLE ACCOUNT
Financial Statements
Year ended December 31, 2003

Contents

Report of Independent Auditors

The Board of Directors and Participants
ReliaStar Life Insurance Company

We have audited the accompanying statements of assets and liabilities of ReliaStar Select Variable Account (the "Account") comprised of the following as of December 31, 2003, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
  AIM VI Dent Demographic Trends Fund
The Alger American Fund:
  Alger American Growth Portfolio
  Alger American Leveraged AllCap Portfolio
  Alger American Mid Cap Growth Portfolio
  Alger American Small Capitalization Portfolio
Fidelity® Variable Insurance Products Fund:
  Fidelity® VIP *Asset Manager*[SM] Portfolio-Initial Class
  Fidelity® VIP Contrafund® Portfolio-Initial Class
  Fidelity® VIP Equity-Income Portfolio-Initial Class
  Fidelity® VIP Growth Portfolio-Initial Class
  Fidelity® VIP High Income Portfolio-Initial Class
  Fidelity® VIP Index 500 Portfolio-Initial Class
  Fidelity® VIP Investment Grade Bond Portfolio-Initial Class
  Fidelity® VIP Money Market Portfolio-Initial Class
  Fidelity® VIP Overseas Portfolio-Initial Class
ING Variable Products Trust:
  ING VP Disciplined LargeCap Portfolio-Class R
  ING VP Growth Opportunities Portfolio-Class R
  ING VP Growth + Value Portfolio
  ING VP High Yield Bond Portfolio
  ING VP International Value Portfolio-Class R
  ING VP MagnaCap Portfolio-Class R
  ING VP MidCap Opportunities Portfolio-Class R

  ING VP SmallCap Opportunities Portfolio-Class R
Janus Aspen Series:
  Janus Aspen Growth Portfolio-Institutional Shares
  Janus Aspen International Growth Portfolio-Institutional Shares
  Janus Aspen Mid Cap Growth Series-Institutional Shares
  Janus Aspen Worldwide Growth Portfolio-Institutional Shares
Neuberger Berman Advisors Management Trust:
  Neuberger Berman AMT Limited Maturity Bond Portfolio
  Neuberger Berman AMT Partners Portfolio
  Neuberger Berman AMT Socially Responsive Portfolio
PIMCO Accumulation Trust:
  OpCap Equity Portfolio
  OpCap Global Equity Portfolio
  OpCap Managed Portfolio
  OpCap Small Cap Portfolio
Putnam Variable Trust:
  Putnam VT Diversified Income Fund-Class IA Shares
  Putnam VT Growth and Income Fund-Class IA Shares
  Putnam VT International Growth Fund-Class IA Shares
  Putnam VT New Opportunities Fund-Class IA Shares
  Putnam VT Utilities Growth and Income Fund-Class IA Shares
  Putnam VT Voyager Fund-Class IA Shares

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2003, by correspondence with the transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Divisions comprising the ReliaStar Select Variable Account at December 31, 2003, and the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 15, 2004

RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	AIM VI Dent Demographic Trends	Alger American Growth	Alger American Leveraged AllCap	Alger American MidCap Growth	Alger American Small Capitalization
Assets					
Investments in mutual funds at fair value	$ 954	$ 22,759	$ 1,428	$ 15,035	$ 3,636
Total assets	954	22,759	1,428	15,035	3,636
Liabilities					
Due to (from) ReliaStar Life Insurance Company	-	1	-	-	-
Total liabilities	-	1	-	-	-
Net assets	$ 954	$ 22,758	$ 1,428	$ 15,035	$ 3,636
Net Assets					
Accumulation units	$ 954	$ 22,754	$ 1,428	$ 15,035	$ 3,636
Contracts in payout (annuitization) period	-	4	-	-	-
Total net assets	$ 954	$ 22,758	$ 1,428	$ 15,035	$ 3,636
Accumulation units outstanding:					
Select*Annuity II	-	115,212.750	-	93,957.562	16,555.737
Select*Annuity III	200,927.354	1,756,948.229	265,922.386	821,743.110	425,157.377
Value per accumulation unit:					
Select*Annuity II	$ -	$ 12.22	$ -	$ 16.50	$ 8.27
Select*Annuity III	$ 4.75	$ 12.15	$ 5.37	$ 16.41	$ 8.23
Total number of mutual fund shares	183,187	683,649	50,837	817,125	209,204
Cost of mutual fund shares	$ 1,241	$ 32,461	$ 1,425	$ 12,962	$ 3,081

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	Fidelity® VIP *Asset* Manager[SM]	Fidelity® VIP Contrafund®	Fidelity® VIP Equity- Income	Fidelity® VIP Growth	Fidelity® VIP High Income
Assets					
Investments in mutual					
funds at fair value	$ 19,207	$ 47,043	$ 80,103	$ 69,072	$ 18,430
Total assets	19,207	47,043	80,103	69,072	18,430
Liabilities					
Due to (from) ReliaStar Life					
Insurance Company	-	(1)	(1)	(40)	-
Total liabilities	-	(1)	(1)	(40)	-
Net assets	$ 19,207	$ 47,044	$ 80,104	$ 69,112	$ 18,430
Net Assets					
Accumulation units	$ 19,190	$ 47,021	$ 80,063	$ 68,542	$ 18,430
Contracts in payout					
(annuitization) period	17	23	41	570	-
Total net assets	$ 19,207	$ 47,044	$ 80,104	$ 69,112	$ 18,430
Accumulation units outstanding:					
Select*Annuity II	430,218.024	93,533.787	706,012.533	728,732.093	171,926.376
Select*Annuity III	533,519.690	1,816,561.229	1,985,201.945	1,579,409.274	1,118,275.953
Value per accumulation unit:					
Select*Annuity II	$ 23.97	$ 14.65	$ 45.10	$ 46.84	$ 23.81
Select*Annuity III	$ 16.64	$ 25.13	$ 24.29	$ 21.76	12.82
Total number of mutual fund shares	1,328,275	2,033,851	3,455,692	2,225,245	2,651,779
Cost of mutual fund shares	$ 21,343	$ 42,187	$ 71,390	$ 74,257	$ 17,438

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	Fidelity® VIP Index 500	Fidelity® VIP Investment Grade Bond	Fidelity® VIP Money Market	Fidelity® VIP Overseas	ING VP Disciplined LargeCap
Assets					
Investments in mutual funds at fair value	$ 50,498	$ 27,830	$ 25,587	$ 7,550	$ 2,013
Total assets	50,498	27,830	25,587	7,550	2,013
Liabilities					
Due to (from) ReliaStar Life Insurance Company	4	-	(3)	-	-
Total liabilities	4	-	(3)	-	-
Net assets	$ 50,494	$ 27,830	$ 25,590	$ 7,550	$ 2,013
Net Assets					
Accumulation units	$ 50,485	$ 27,830	$ 25,553	$ 7,550	$ 2,010
Contracts in payout (annuitization) period	9	-	37	-	3
Total net assets	$ 50,494	$ 27,830	$ 25,590	$ 7,550	$ 2,013
Accumulation units outstanding:					
Select*Annuity II	207,107.277	178,833.702	282,256.842	174,092.861	5,098.518
Select*Annuity III	1,868,186.608	1,441,591.321	1,522,301.991	252,570.965	196,791.501
Value per accumulation unit:					
Select*Annuity II	$ 25.94	$ 21.40	$ 17.82	$ 22.71	$ 7.52
Select*Annuity III	$ 24.15	$ 16.65	$ 13.48	$ 14.24	$ 10.02
Total number of mutual fund shares	400,364	2,038,794	25,587,212	484,302	551,436
Cost of mutual fund shares	$ 55,612	$ 26,089	$ 25,587	$ 9,601	$ 2,506

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	ING VP Growth Opportunities	ING VP Growth + Value	ING VP High Yield Bond	ING VP International Value	ING VP MagnaCap
Assets					
Investments in mutual funds at fair value	$ 599	$ 9,880	$ 4,976	$ 10,269	$ 936
Total assets	599	9,880	4,976	10,269	936
Liabilities					
Due to (from) ReliaStar Life Insurance Company	-	-	-	-	-
	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 599	$ 9,880	$ 4,976	$ 10,269	$ 936
Net Assets					
Accumulation units	$ 599	$ 9,880	$ 4,976	$ 10,269	$ 936
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 599	$ 9,880	$ 4,976	$ 10,269	$ 936
Accumulation units outstanding:					
Select*Annuity II	-	64,197.442	32,086.802	81,926.013	-
Select*Annuity III	126,043.054	467,644.358	496,538.037	547,278.426	106,985.364
Value per accumulation unit:					
Select*Annuity II	$ -	$ 11.71	$ 9.46	$ 16.39	$ -
Select*Annuity III	$ 4.75	$ 19.52	$ 9.41	$ 16.31	$ 8.75
Total number of mutual fund shares	119,981	727,018	1,592,539	932,686	105,896
Cost of mutual fund shares	$ 561	$ 17,053	$ 4,845	$ 9,248	$ 860

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	ING VP MidCap Opportunities	ING VP SmallCap Opportunities	Janus Aspen Growth	Janus Aspen International Growth	Janus Aspen Mid Cap Growth
Assets					
Investments in mutual funds at fair value	$ 702	$ 9,842	$ 11,948	$ 9,412	$ 12,330
Total assets	702	9,842	11,948	9,412	12,330
Liabilities					
Due to (from) ReliaStar Life Insurance Company	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 702	$ 9,842	$ 11,948	$ 9,412	$ 12,330
Net Assets					
Accumulation units	$ 702	$ 9,842	$ 11,948	$ 9,412	$ 12,330
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 702	$ 9,842	$ 11,948	$ 9,412	$ 12,330
Accumulation units outstanding:					
Select*Annuity II	-	42,614.979	96,782.315	74,234.821	123,591.634
Select*Annuity III	119,973.576	410,529.256	957,250.312	697,484.329	886,435.006
Value per accumulation unit:					
Select*Annuity II	$ -	$ 15.17	$ 11.39	$ 12.26	$ 12.26
Select*Annuity III	$ 5.85	$ 22.40	$ 11.33	$ 12.19	$ 12.20
Total number of mutual fund shares	114,121	666,824	621,321	408,172	576,156
Cost of mutual fund shares	$ 677	$ 17,876	$ 15,418	$ 8,698	$ 16,776

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	Janus Aspen Worldwide Growth	Neuberger Berman AMT Limited Maturity Bond	Neuberger Berman AMT Partners	Neuberger Berman AMT Socially Responsive	OpCap Equity
Assets					
Investments in mutual					
funds at fair value	$ 26,334	$ 11,580	$ 6,914	$ 698	$ 3,023
Total assets	26,334	11,580	6,914	698	3,023
Liabilities					
Due to (from) ReliaStar Life					
Insurance Company	1	(2)	-	-	-
Total liabilities	1	(2)	-	-	-
Net assets	$ 26,333	$ 11,582	$ 6,914	$ 698	$ 3,023
Net Assets					
Accumulation units	$ 26,329	$ 11,582	$ 6,914	$ 698	$ 3,023
Contracts in payout					
(annuitization) period	4	-	-	-	-
Total net assets	$ 26,333	$ 11,582	$ 6,914	$ 698	$ 3,023
Accumulation units outstanding:					
Select*Annuity II	231,452.611	30,991.000	42,867.701	-	12,005.121
Select*Annuity III	2,050,918.555	898,942.673	609,189.266	63,727.684	248,725.455
Value per accumulation unit:					
Select*Annuity II	$ 11.59	$ 12.52	$ 10.66	$ -	$ 11.66
Select*Annuity III	$ 11.53	$ 12.45	$ 10.60	$ 10.95	$ 11.59
Total number of mutual fund shares	1,019,895	877,284	448,985	56,503	93,121
Cost of mutual fund shares	$ 24,806	$ 11,705	$ 7,355	$ 588	$ 3,052

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	OpCap Global Equity	OpCap Managed	OpCap Small Cap	Putnam VT Diversified Income	Putnam VT Growth and Income
Assets					
Investments in mutual					
funds at fair value	$ 2,055	$ 11,538	$ 12,183	$ 3,194	$ 28,968
Total assets	2,055	11,538	12,183	3,194	28,968
Liabilities					
Due to (from) ReliaStar Life					
Insurance Company	-	-	-	-	(1)
Total liabilities	-	-	-	-	(1)
Net assets	$ 2,055	$ 11,538	$ 12,183	$ 3,194	$ 28,969
Net Assets					
Accumulation units	$ 2,055	$ 11,538	$ 12,183	$ 3,194	$ 28,946
Contracts in payout					
(annuitization) period	-	-	-	-	23
Total net assets	$ 2,055	$ 11,538	$ 12,183	$ 3,194	$ 28,969
Accumulation units outstanding:					
Select*Annuity II	7,610.139	105,397.588	50,612.332	7,730.689	106,655.291
Select*Annuity III	160,360.218	941,997.106	781,879.861	199,127.325	1,191,259.649
Value per accumulation unit:					
Select*Annuity II	$ 12.29	$ 11.07	$ 14.70	$ 16.22	$ 22.98
Select*Annuity III	$ 12.23	$ 11.01	$ 14.63	$ 15.41	$ 22.24
Total number of mutual fund shares	146,244	294,867	397,096	342,698	1,238,464
Cost of mutual fund shares	$ 1,908	$ 11,525	$ 10,776	$ 3,311	$ 30,290

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Assets and Liabilities
December 31, 2003
(Dollars in thousands, except for unit data)

	Putnam VT International Growth	Putnam VT New Opportunities	Putnam VT Utilities Growth and Income	Putnam VT Voyager
Assets				
Investments in mutual funds at fair value	$ 632	$ 17,412	$ 3,044	$ 38,546
Total assets	632	17,412	3,044	38,546
Liabilities				
Due to (from) ReliaStar Life Insurance Company	-	-	-	-
Total liabilities	-	-	-	-
Net assets	$ 632	$ 17,412	$ 3,044	$ 38,546
Net Assets				
Accumulation units	$ 632	$ 17,412	$ 3,035	$ 38,533
Contracts in payout (annuitization) period	-	-	9	13
Total net assets	$ 632	$ 17,412	$ 3,044	$ 38,546
Accumulation units outstanding:				
Select*Annuity II	-	-	6,547.096	229,591.712
Select*Annuity III	77,118.455	1,064,931.513	185,911.907	1,593,701.799
Value per accumulation unit:				
Select*Annuity II	$ -	$ -	$ 16.62	$ 22.06
Select*Annuity III	$ 8.19	$ 16.35	$ 15.74	$ 21.00
Total number of mutual fund shares	48,885	1,129,159	266,344	1,476,844
Cost of mutual fund shares	$ 406	$ 30,437	$ 4,258	$ 61,899

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	AIM VI Dent Demographic Trends	Alger American Growth	Alger American Leveraged AllCap	Alger American MidCap Growth	Alger American Small Capitalization
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality and expense risk and other charges	10	284	14	169	42
Total expenses	10	284	14	169	42
Net investment income (loss)	(10)	(284)	(14)	(169)	(42)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(225)	(5,787)	(55)	(2,297)	(294)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(225)	(5,787)	(55)	(2,297)	(294)
Net unrealized appreciation (depreciation) of investments	461	11,913	344	6,895	1,407
Net increase (decrease) in net assets resulting from operations	$ 226	$ 5,842	$ 275	$ 4,429	$ 1,071

The accompanying notes are an integral part of these financial statements.

S-12

RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Fidelity® VIP *Asset Manager*^{SM}	Fidelity® VIP Contrafund®	Fidelity® VIP Equity-Income	Fidelity® VIP Growth	Fidelity® VIP High Income
Net investment income (loss)					
Income:					
Dividends	$ 735	$ 201	$ 1,295	$ 183	$ 1,190
Total investment income	735	201	1,295	183	1,190
Expenses:					
Mortality and expense risk and other charges	260	590	952	865	243
Total expenses	260	590	952	865	243
Net investment income (loss)	475	(389)	343	(682)	947
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,064)	(2,718)	(4,057)	(17,022)	2,850
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(1,064)	(2,718)	(4,057)	(17,022)	2,850
Net unrealized appreciation (depreciation) of investments	3,491	13,269	21,852	34,991	473
Net increase (decrease) in net assets resulting from operations	$ 2,902	$ 10,162	$ 18,138	$ 17,287	$ 4,270

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Fidelity® VIP Index 500	Fidelity® VIP Investment Grade Bond	Fidelity® VIP Money Market	Fidelity® VIP Overseas	ING VP Disciplined LargeCap
Net investment income (loss)					
Income:					
Dividends	$ 726	$ 1,272	$ 401	$ 60	$ 15
Total investment income	726	1,272	401	60	15
Expenses:					
Mortality and expense risk and other charges	640	436	552	90	26
Total expenses	640	436	552	90	26
Net investment income (loss)	86	836	(151)	(30)	(11)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3,487)	878	-	(1,086)	(220)
Capital gains distributions	-	448	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(3,487)	1,326	-	(1,086)	(220)
Net unrealized appreciation (depreciation) of investments	14,328	(1,010)	-	3,472	622
Net increase (decrease) in net assets resulting from operations	$ 10,927	$ 1,152	$ (151)	$ 2,356	$ 391

The accompanying notes are an integral part of these financial statements.

S-14

RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	ING VP Growth Opportunities	ING VP Growth + Value	ING VP High Yield Bond	ING VP International Value	ING VP MagnaCap
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 192	$ 99	$ 8
Total investment income	-	-	192	99	8
Expenses:					
Mortality and expense risk and other charges	8	136	33	101	10
Total expenses	8	136	33	101	10
Net investment income (loss)	(8)	(136)	159	(2)	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(420)	(8,270)	112	1,067	(27)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(420)	(8,270)	112	1,067	(27)
Net unrealized appreciation (depreciation) of investments	560	11,317	137	954	235
Net increase (decrease) in net assets resulting from operations	$ 132	$ 2,911	$ 408	$ 2,019	$ 206

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	ING VP MidCap Opportunities	ING VP SmallCap Opportunities	Janus Aspen Growth	Janus Aspen International Growth	Janus Aspen Mid Cap Growth
Net investment income (loss)					
Income:					
Dividends	-	-	10	110	-
Total investment income	-	-	10	110	-
Expenses:					
Mortality and expense risk and other charges	8	134	162	128	163
Total expenses	8	134	162	128	163
Net investment income (loss)	(8)	(134)	(152)	(18)	(163)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	30	(6,881)	(3,402)	2,205	(12,129)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	30	(6,881)	(3,402)	2,205	(12,129)
Net unrealized appreciation (depreciation) of investments	150	9,904	6,562	917	15,747
Net increase (decrease) in net assets resulting from operations	$ 172	$ 2,889	$ 3,008	$ 3,104	$ 3,455

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Janus Aspen Worldwide Growth	Neuberger Berman AMT Limited Maturity Bond	Neuberger Berman AMT Partners	Neuberger Berman AMT Socially Responsive	OpCap Equity
Net investment income (loss)					
Income:					
Dividends	$ 281	$ 570	$ -	$ -	$ 41
Total investment income	281	570	-	-	41
Expenses:					
Mortality and expense risk and other charges	355	182	85	7	39
Total expenses	355	182	85	7	39
Net investment income (loss)	(74)	388	(85)	(7)	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(5,511)	204	(433)	(7)	(289)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(5,511)	204	(433)	(7)	(289)
Net unrealized appreciation (depreciation) of investments	10,568	(459)	2,270	169	954
Net increase (decrease) in net assets resulting from operations	$ 4,983	$ 133	$ 1,752	$ 155	$ 667

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	OpCap Global Equity	OpCap Managed	OpCap Small Cap	Putnam VT Diversified Income	Putnam VT Growth and Income
Net investment income (loss)					
Income:					
Dividends	$ 5	$ 177	$ 4	$ 333	$ 597
Total investment income	5	177	4	333	597
Expenses:					
Mortality and expense risk and other charges	12	140	131	48	386
Total expenses	12	140	131	48	386
Net investment income (loss)	(7)	37	(127)	285	211
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(59)	(463)	(281)	(202)	(2,187)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(59)	(463)	(281)	(202)	(2,187)
Net unrealized appreciation (depreciation) of investments	331	2,306	3,729	516	8,326
Net increase (decrease) in net assets resulting from operations	$ 265	$ 1,880	$ 3,321	$ 599	$ 6,350

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Operations
For the year ended December 31, 2003
(Dollars in thousands)

	Putnam VT International Growth	Putnam VT New Opportunities	Putnam VT Utilities Growth and Income	Putnam VT Voyager
Net investment income (loss)				
Income:				
Dividends	$ 7	$ -	$ 119	$ 266
Total investment income	7	-	119	266
Expenses:				
Mortality and expense risk and other charges	9	240	40	545
Total expenses	9	240	40	545
Net investment income (loss)	(2)	(240)	79	(279)
Realized and unrealized gain (loss) on investments				
Net realized gain (loss) on investments	41	(5,956)	(466)	(13,132)
Capital gains distributions	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	41	(5,956)	(466)	(13,132)
Net unrealized appreciation (depreciation) of investments	103	10,801	986	21,574
Net increase (decrease) in net assets resulting from operations	$ 142	$ 4,605	$ 599	$ 8,163

The accompanying notes are an integral part of these financial statements.

S-19

RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	AIM VI Dent Demographic Trends	Alger American Growth	Alger American Leveraged AllCap	Alger American MidCap Growth
Net assets at January 1, 2002	$ 1,420	$ 38,928	$ 1,106	$ 14,325
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(15)	(386)	(13)	(170)
Net realized gain (loss) on investments				
and capital gains distributions	(519)	(6,357)	(96)	(982)
Net unrealized appreciation (depreciation) of investments	87	(5,566)	(301)	(3,411)
Net increase (decrease) in net assets from operations	(447)	(12,309)	(410)	(4,563)
Changes from principal transactions:				
Net premium payments	40	758	22	199
Surrenders	(108)	(4,464)	(99)	(1,647)
Transfers between Divisions (including fixed account), net	(259)	(2,657)	96	2,147
Annuity payments	-	(2)	-	-
Death benefits	(3)	(352)	(5)	(40)
Administrative charges	(1)	(25)	(1)	(9)
Transfers from (to) required reserves	-	(1)	-	-
Increase (decrease) in net assets derived from				
principal transactions	(331)	(6,743)	13	650
Total increase (decrease)	(778)	(19,052)	(397)	(3,913)
Net assets at December 31, 2002	642	19,876	709	10,412
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10)	(284)	(14)	(169)
Net realized gain (loss) on investments				
and capital gains distributions	(225)	(5,787)	(55)	(2,297)
Net unrealized appreciation (depreciation) of investments	461	11,913	344	6,895
Net increase (decrease) in net assets from operations	226	5,842	275	4,429
Changes from principal transactions:				
Net premium payments	29	323	18	299
Surrenders	(97)	(2,767)	(148)	(1,501)
Transfers between Divisions (including fixed account), net	155	(474)	575	1,414
Annuity payments	-	(2)	-	-
Death benefits	-	(19)	-	(8)
Administrative charges	(1)	(20)	(1)	(10)
Transfers from (to) required reserves	-	(1)	-	-
Increase (decrease) in net assets derived from				
principal transactions	86	(2,960)	444	194
Total increase (decrease)	312	2,882	719	4,623
Net assets at December 31, 2003	$ 954	$ 22,758	$ 1,428	$ 15,035

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Alger American Small Capitalization	Fidelity® VIP *Asset Manager*[SM]	Fidelity® VIP Contrafund®	Fidelity® VIP Equity- Income
Net assets at January 1, 2002	$ 4,586	$ 29,641	$ 58,234	$ 101,409
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(48)	730	(244)	419
Net realized gain (loss) on investments				
and capital gains distributions	(697)	(1,861)	(6,598)	(4,423)
Net unrealized appreciation (depreciation) of investments	(549)	(1,672)	1,223	(13,558)
Net increase (decrease) in net assets from operations	(1,294)	(2,803)	(5,619)	(17,562)
Changes from principal transactions:				
Net premium payments	91	-	571	1,190
Surrenders	(481)	(4,706)	(9,473)	(14,696)
Transfers between Divisions (including fixed account), net	(88)	(1,693)	(2,288)	(1,112)
Annuity payments	-	(12)	32	12
Death benefits	(7)	(279)	(318)	(774)
Administrative charges	(4)	(25)	(45)	(81)
Transfers from (to) required reserves	-	21	-	2
Increase (decrease) in net assets derived from				
principal transactions	(489)	(6,694)	(11,521)	(15,459)
Total increase (decrease)	(1,783)	(9,497)	(17,140)	(33,021)
Net assets at December 31, 2002	2,803	20,144	41,094	68,388
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(42)	475	(389)	343
Net realized gain (loss) on investments				
and capital gains distributions	(294)	(1,064)	(2,718)	(4,057)
Net unrealized appreciation (depreciation) of investments	1,407	3,491	13,269	21,852
Net increase (decrease) in net assets from operations	1,071	2,902	10,162	18,138
Changes from principal transactions:				
Net premium payments	45	-	438	949
Surrenders	(364)	(3,084)	(7,041)	(11,676)
Transfers between Divisions (including fixed account), net	94	(529)	2,551	4,666
Annuity payments	-	(4)	(2)	(8)
Death benefits	(10)	(202)	(120)	(286)
Administrative charges	(3)	(21)	(39)	(68)
Transfers from (to) required reserves	-	1	1	1
Increase (decrease) in net assets derived from				
principal transactions	(238)	(3,839)	(4,212)	(6,422)
Total increase (decrease)	833	(937)	5,950	11,716
Net assets at December 31, 2003	$ 3,636	$ 19,207	$ 47,044	$ 80,104

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Fidelity® VIP Growth	Fidelity® VIP High Income	Fidelity® VIP Index 500	Fidelity® VIP Investment Grade Bond
Net assets at January 1, 2002	$ 117,089	$ 18,566	$ 79,444	$ 27,453
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(923)	1,688	43	664
Net realized gain (loss) on investments				
and capital gains distributions	(15,061)	(5,844)	(5,618)	373
Net unrealized appreciation (depreciation) of investments	(16,919)	4,479	(11,703)	1,383
Net increase (decrease) in net assets from operations	(32,903)	323	(17,278)	2,420
Changes from principal transactions:				
Net premium payments	1,316	178	1,074	367
Surrenders	(16,379)	(2,739)	(10,060)	(5,837)
Transfers between Divisions (including fixed account), net	(4,708)	(1,215)	(6,055)	7,469
Annuity payments	(104)	-	(8)	-
Death benefits	(704)	(86)	(452)	(136)
Administrative charges	(89)	(13)	(57)	(15)
Transfers from (to) required reserves	(67)	1	1	2
Increase (decrease) in net assets derived from				
principal transactions	(20,735)	(3,874)	(15,557)	1,850
Total increase (decrease)	(53,638)	(3,551)	(32,835)	4,270
Net assets at December 31, 2002	63,451	15,015	46,609	31,723
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(682)	947	86	836
Net realized gain (loss) on investments				
and capital gains distributions	(17,022)	2,850	(3,487)	1,326
Net unrealized appreciation (depreciation) of investments	34,991	473	14,328	(1,010)
Net increase (decrease) in net assets from operations	17,287	4,270	10,927	1,152
Changes from principal transactions:				
Net premium payments	840	134	686	428
Surrenders	(9,674)	(2,573)	(7,174)	(6,173)
Transfers between Divisions (including fixed account), net	(2,403)	1,828	(371)	804
Annuity payments	(99)	-	(6)	-
Death benefits	(266)	(231)	(125)	(86)
Administrative charges	(73)	(13)	(48)	(18)
Transfers from (to) required reserves	49	-	(4)	-
Increase (decrease) in net assets derived from				
principal transactions	(11,626)	(855)	(7,042)	(5,045)
Total increase (decrease)	5,661	3,415	3,885	(3,893)
Net assets at December 31, 2003	$ 69,112	$ 18,430	$ 50,494	$ 27,830

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Fidelity® VIP Money Market	Fidelity® VIP Overseas	ING VP Disciplined LargeCap	ING VP Growth Opportunities
Net assets at January 1, 2002	$ 50,486	$ 11,564	$ 3,623	$ 1,107
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	140	(42)	(5)	(11)
Net realized gain (loss) on investments				
and capital gains distributions	11	(1,704)	(517)	(442)
Net unrealized appreciation (depreciation) of investments	-	(345)	(240)	122
Net increase (decrease) in net assets from operations	151	(2,091)	(762)	(331)
Changes from principal transactions:				
Net premium payments	1,578	-	40	13
Surrenders	(19,087)	(2,043)	(507)	(71)
Transfers between Divisions (including fixed account), net	19,158	(595)	(432)	(164)
Annuity payments	(8)	-	(2)	-
Death benefits	(713)	(87)	(103)	(1)
Administrative charges	(40)	(10)	(2)	(1)
Transfers from (to) required reserves	(10)	1	-	-
Increase (decrease) in net assets derived from				
principal transactions	878	(2,734)	(1,006)	(224)
Total increase (decrease)	1,029	(4,825)	(1,768)	(555)
Net assets at December 31, 2002	51,515	6,739	1,855	552
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(151)	(30)	(11)	(8)
Net realized gain (loss) on investments				
and capital gains distributions	-	(1,086)	(220)	(420)
Net unrealized appreciation (depreciation) of investments	-	3,472	622	560
Net increase (decrease) in net assets from operations	(151)	2,356	391	132
Changes from principal transactions:				
Net premium payments	819	(3)	30	13
Surrenders	(17,981)	(1,248)	(245)	(48)
Transfers between Divisions (including fixed account), net	(8,441)	(194)	(10)	(50)
Annuity payments	(8)	-	(2)	-
Death benefits	(136)	(92)	(4)	-
Administrative charges	(31)	(8)	(2)	-
Transfers from (to) required reserves	4	-	-	-
Increase (decrease) in net assets derived from				
principal transactions	(25,774)	(1,545)	(233)	(85)
Total increase (decrease)	(25,925)	811	158	47
Net assets at December 31, 2003	$ 25,590	$ 7,550	$ 2,013	$ 599

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING VP Growth + Value	ING VP High Yield Bond	ING VP International Value	ING VP MagnaCap
Net assets at January 1, 2002	$ 21,664	$ 2,381	$ 6,220	$ 789
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(218)	173	(25)	(3)
Net realized gain (loss) on investments				
and capital gains distributions	(6,160)	(635)	(1,478)	(115)
Net unrealized appreciation (depreciation) of investments	(1,131)	421	403	(94)
Net increase (decrease) in net assets from operations	(7,509)	(41)	(1,100)	(212)
Changes from principal transactions:				
Net premium payments	272	32	121	29
Surrenders	(2,848)	(538)	(922)	(200)
Transfers between Divisions (including fixed account), net	(1,036)	251	1,468	108
Annuity payments	-	-	-	-
Death benefits	(115)	(4)	(19)	(4)
Administrative charges	(15)	(1)	(6)	-
Transfers from (to) required reserves	-	-	-	-
Increase (decrease) in net assets derived from				
principal transactions	(3,742)	(260)	642	(67)
Total increase (decrease)	(11,251)	(301)	(458)	(279)
Net assets at December 31, 2002	10,413	2,080	5,762	510
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(136)	159	(2)	(2)
Net realized gain (loss) on investments				
and capital gains distributions	(8,270)	112	1,067	(27)
Net unrealized appreciation (depreciation) of investments	11,317	137	954	235
Net increase (decrease) in net assets from operations	2,911	408	2,019	206
Changes from principal transactions:				
Net premium payments	140	27	127	9
Surrenders	(1,957)	(374)	(1,003)	(58)
Transfers between Divisions (including fixed account), net	(1,582)	2,844	3,380	275
Annuity payments	-	-	-	-
Death benefits	(34)	(8)	(10)	(6)
Administrative charges	(11)	(1)	(6)	-
Transfers from (to) required reserves	-	-	-	-
Increase (decrease) in net assets derived from				
principal transactions	(3,444)	2,488	2,488	220
Total increase (decrease)	(533)	2,896	4,507	426
Net assets at December 31, 2003	$ 9,880	$ 4,976	$ 10,269	$ 936

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	ING VP MidCap Opportunities	ING VP SmallCap Opportunities	Janus Aspen Growth	Janus Aspen International Growth
Net assets at January 1, 2002	$ 620	$ 24,351	$ 25,270	$ 13,051
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	(228)	(254)	(81)
Net realized gain (loss) on investments				
and capital gains distributions	(168)	(5,885)	(9,070)	(917)
Net unrealized appreciation (depreciation) of investments	32	(4,200)	3,224	(525)
Net increase (decrease) in net assets from operations	(142)	(10,313)	(6,100)	(1,523)
Changes from principal transactions:				
Net premium payments	10	459	512	197
Surrenders	(124)	(2,796)	(2,862)	(1,865)
Transfers between Divisions (including fixed account), net	(23)	(819)	(4,813)	(952)
Annuity payments	-	(7)	-	-
Death benefits	-	(165)	(196)	(16)
Administrative charges	(1)	(13)	(17)	(19)
Transfers from (to) required reserves	-	2	-	-
Increase (decrease) in net assets derived from				
principal transactions	(138)	(3,339)	(7,376)	(2,655)
Total increase (decrease)	(280)	(13,652)	(13,476)	(4,178)
Net assets at December 31, 2002	340	10,699	11,794	8,873
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8)	(134)	(152)	(18)
Net realized gain (loss) on investments				
and capital gains distributions	30	(6,881)	(3,402)	2,205
Net unrealized appreciation (depreciation) of investments	150	9,904	6,562	917
Net increase (decrease) in net assets from operations	172	2,889	3,008	3,104
Changes from principal transactions:				
Net premium payments	10	140	197	94
Surrenders	(45)	(1,431)	(1,458)	(1,222)
Transfers between Divisions (including fixed account), net	226	(2,425)	(1,557)	(1,417)
Annuity payments	-	(3)	-	-
Death benefits	-	(19)	(22)	(7)
Administrative charges	(1)	(9)	(14)	(13)
Transfers from (to) required reserves	-	1	-	-
Increase (decrease) in net assets derived from				
principal transactions	190	(3,746)	(2,854)	(2,565)
Total increase (decrease)	362	(857)	154	539
Net assets at December 31, 2003	$ 702	$ 9,842	$ 11,948	$ 9,412

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Janus Aspen Mid Cap Growth	Janus Aspen Worldwide Growth	Neuberger Berman AMT Limited Maturity Bond	Neuberger Berman AMT Partners
Net assets at January 1, 2002	$ 22,862	$ 53,052	$ 11,978	$ 9,184
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(218)	(225)	438	(64)
Net realized gain (loss) on investments				
and capital gains distributions	(8,267)	(8,605)	71	(689)
Net unrealized appreciation (depreciation) of investments	2,427	(3,948)	(38)	(1,536)
Net increase (decrease) in net assets from operations	(6,058)	(12,778)	471	(2,289)
Changes from principal transactions:				
Net premium payments	420	995	177	90
Surrenders	(2,848)	(6,078)	(2,321)	(1,061)
Transfers between Divisions (including fixed account), net	(2,657)	(6,738)	2,760	(43)
Annuity payments	-	(1)	(3)	-
Death benefits	(121)	(356)	(149)	(56)
Administrative charges	(18)	(33)	(6)	(6)
Transfers from (to) required reserves	-	(1)	4	-
Increase (decrease) in net assets derived from				
principal transactions	(5,224)	(12,212)	462	(1,076)
Total increase (decrease)	(11,282)	(24,990)	933	(3,365)
Net assets at December 31, 2002	11,580	28,062	12,911	5,819
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(163)	(74)	388	(85)
Net realized gain (loss) on investments				
and capital gains distributions	(12,129)	(5,511)	204	(433)
Net unrealized appreciation (depreciation) of investments	15,747	10,568	(459)	2,270
Net increase (decrease) in net assets from operations	3,455	4,983	133	1,752
Changes from principal transactions:				
Net premium payments	255	462	136	65
Surrenders	(1,528)	(3,345)	(2,844)	(781)
Transfers between Divisions (including fixed account), net	(1,396)	(3,766)	1,270	79
Annuity payments	-	(1)	(3)	-
Death benefits	(20)	(36)	(16)	(15)
Administrative charges	(16)	(25)	(7)	(5)
Transfers from (to) required reserves	-	(1)	2	-
Increase (decrease) in net assets derived from				
principal transactions	(2,705)	(6,712)	(1,462)	(657)
Total increase (decrease)	750	(1,729)	(1,329)	1,095
Net assets at December 31, 2003	$ 12,330	$ 26,333	$ 11,582	$ 6,914

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Neuberger Berman AMT Socially Responsive	OpCap Equity	OpCap Global Equity	OpCap Managed
Net assets at January 1, 2002	$ 616	$ 5,075	$ 923	$ 13,011
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	(16)	(7)	68
Net realized gain (loss) on investments				
and capital gains distributions	(54)	(283)	(91)	(456)
Net unrealized appreciation (depreciation) of investments	(46)	(743)	(68)	(1,943)
Net increase (decrease) in net assets from operations	(107)	(1,042)	(166)	(2,331)
Changes from principal transactions:				
Net premium payments	6	33	9	203
Surrenders	(65)	(781)	(117)	(1,641)
Transfers between Divisions (including fixed account), net	(49)	(287)	(54)	494
Annuity payments	-	-	-	(5)
Death benefits	(2)	(1)	-	(87)
Administrative charges	-	(2)	-	(7)
Transfers from (to) required reserves	-	-	-	4
Increase (decrease) in net assets derived from				
principal transactions	(110)	(1,038)	(162)	(1,039)
Total increase (decrease)	(217)	(2,080)	(328)	(3,370)
Net assets at December 31, 2002	399	2,995	595	9,641
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	2	(7)	37
Net realized gain (loss) on investments				
and capital gains distributions	(7)	(289)	(59)	(463)
Net unrealized appreciation (depreciation) of investments	169	954	331	2,306
Net increase (decrease) in net assets from operations	155	667	265	1,880
Changes from principal transactions:				
Net premium payments	28	25	11	180
Surrenders	(47)	(340)	(125)	(1,884)
Transfers between Divisions (including fixed account), net	163	(321)	1,310	1,799
Annuity payments	-	-	-	(2)
Death benefits	-	(1)	-	(69)
Administrative charges	-	(2)	(1)	(7)
Transfers from (to) required reserves	-	-	-	-
Increase (decrease) in net assets derived from				
principal transactions	144	(639)	1,195	17
Total increase (decrease)	299	28	1,460	1,897
Net assets at December 31, 2003	$ 698	$ 3,023	$ 2,055	$ 11,538

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	OpCap Small Cap	Putnam VT Diversified Income	Putnam VT Growth and Income	Putnam VT International Growth
Net assets at January 1, 2002	$ 9,491	$ 5,041	$ 47,202	$ 1,020
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(130)	355	183	(1)
Net realized gain (loss) on investments				
and capital gains distributions	845	(349)	(3,020)	(21)
Net unrealized appreciation (depreciation) of investments	(3,476)	179	(5,809)	750
Net increase (decrease) in net assets from operations	(2,761)	185	(8,646)	728
Changes from principal transactions:				
Net premium payments	240	-	472	(1)
Surrenders	(1,613)	(996)	(6,494)	(153)
Transfers between Divisions (including fixed account), net	2,616	(456)	(3,056)	(907)
Annuity payments	-	-	3	-
Death benefits	(56)	(17)	(264)	(5)
Administrative charges	(6)	(3)	(31)	(1)
Transfers from (to) required reserves	-	-	3	-
Increase (decrease) in net assets derived from				
principal transactions	1,181	(1,472)	(9,367)	(1,067)
Total increase (decrease)	(1,580)	(1,287)	(18,013)	(339)
Net assets at December 31, 2002	7,911	3,754	29,189	681
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(127)	285	211	(2)
Net realized gain (loss) on investments				
and capital gains distributions	(281)	(202)	(2,187)	41
Net unrealized appreciation (depreciation) of investments	3,729	516	8,326	103
Net increase (decrease) in net assets from operations	3,321	599	6,350	142
Changes from principal transactions:				
Net premium payments	99	-	319	1
Surrenders	(1,338)	(962)	(5,237)	(138)
Transfers between Divisions (including fixed account), net	2,204	(147)	(1,406)	(48)
Annuity payments	-	-	(7)	-
Death benefits	(8)	(48)	(215)	(5)
Administrative charges	(6)	(2)	(25)	(1)
Transfers from (to) required reserves	-	-	1	-
Increase (decrease) in net assets derived from				
principal transactions	951	(1,159)	(6,570)	(191)
Total increase (decrease)	4,272	(560)	(220)	(49)
Net assets at December 31, 2003	$ 12,183	$ 3,194	$ 28,969	$ 632

The accompanying notes are an integral part of these financial statements.

RELIASTAR SELECT VARIABLE ACCOUNT
Statements of Changes in Net Assets
For the years ended December 31, 2003 and 2002
(Dollars in thousands)

	Putnam VT New Opportunities	Putnam VT Utilities Growth and Income	Putnam VT Voyager
Net assets at January 1, 2002	$ 35,909	$ 5,756	$ 78,013
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(349)	108	(259)
Net realized gain (loss) on investments and capital gains distributions	(9,471)	(851)	(15,900)
Net unrealized appreciation (depreciation) of investments	(215)	(582)	(3,262)
Net increase (decrease) in net assets from operations	(10,035)	(1,325)	(19,421)
Changes from principal transactions:			
Net premium payments	359	-	1,138
Surrenders	(4,865)	(1,024)	(10,825)
Transfers between Divisions (including fixed account), net	(3,552)	(291)	(6,805)
Annuity payments	-	(1)	(8)
Death benefits	(194)	(50)	(572)
Administrative charges	(26)	(4)	(59)
Transfers from (to) required reserves	-	4	2
Increase (decrease) in net assets derived from principal transactions	(8,278)	(1,366)	(17,129)
Total increase (decrease)	(18,313)	(2,691)	(36,550)
Net assets at December 31, 2002	17,596	3,065	41,463
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(240)	79	(279)
Net realized gain (loss) on investments and capital gains distributions	(5,956)	(466)	(13,132)
Net unrealized appreciation (depreciation) of investments	10,801	986	21,574
Net increase (decrease) in net assets from operations	4,605	599	8,163
Changes from principal transactions:			
Net premium payments	245	-	592
Surrenders	(3,338)	(427)	(7,796)
Transfers between Divisions (including fixed account), net	(1,626)	(146)	(3,669)
Annuity payments	-	(1)	(6)
Death benefits	(50)	(43)	(155)
Administrative charges	(20)	(3)	(46)
Transfers from (to) required reserves	-	-	-
Increase (decrease) in net assets derived from principal transactions	(4,789)	(620)	(11,080)
Total increase (decrease)	(184)	(21)	(2,917)
Net assets at December 31, 2003	$ 17,412	$ 3,044	$ 38,546

The accompanying notes are an integral part of these financial statements.

1.   **Organization**

ReliaStar Select Variable Account (the "Account") was established by ReliaStar Life
Insurance Company ("ReliaStar Life" or "the Company") to support the operations of
variable annuity contracts ("Contracts").   ReliaStar Life is an indirect wholly owned
subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding
company domiciled in the State of Delaware. ING AIH is a wholly owned subsidiary of
ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange
Commission under the Investment Company Act of 1940, as amended. ReliaStar Life
provides for variable accumulation and benefits under the Contracts by crediting annuity
considerations to one or more divisions within the Account or the fixed separate account,
which is not part of the Account, as directed by the Contractowners. The portion of the
Account's assets applicable to Contracts will not be charged with liabilities arising out of
any other business ReliaStar Life may conduct, but obligations of the Account, including
the promise to make benefit payments, are obligations of ReliaStar Life. The assets and
liabilities of the Account are clearly identified and distinguished from the other assets and
liabilities of ReliaStar Life.

At December 31, 2003, the Account had, under Select*Annuity II and Select*Annuity III Contracts, thirty–nine investment divisions (the "Divisions"), thirty-one of which invest in independently managed mutual funds and eight of which invest in mutual funds managed by an affiliate, ING Investments, LLC. The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions at December 31, 2003 and related Trusts are as follows:

AIM Variable Insurance Funds:
  AIM VI Dent Demographic Trends Fund
The Alger American Fund:
  Alger American Growth Portfolio
  Alger American Leveraged AllCap Portfolio
  Alger American MidCap Growth Portfolio
  Alger American Small Capitalization Portfolio
Fidelity® Variable Insurance Products Fund:
  Fidelity® VIP *Asset Manager*[SM] Portfolio-Initial Class
  Fidelity® VIP Contrafund® Portfolio-Initial Class
  Fidelity® VIP Equity-Income Portfolio-Initial Class
  Fidelity® VIP Growth Portfolio-Initial Class
  Fidelity® VIP High Income Portfolio-Initial Class
  Fidelity® VIP Index 500 Portfolio-Initial Class
  Fidelity® VIP Investment Grade Bond Portfolio-Initial Class
  Fidelity® VIP Money Market Portfolio-Initial Class
  Fidelity® VIP Overseas Portfolio-Initial Class
ING Variable Products Trust:
  ING VP Disciplined LargeCap Portfolio-Class R
  ING VP Growth Opportunities Portfolio-Class R
  ING VP Growth + Value Portfolio
  ING VP High Yield Bond Portfolio
  ING VP International Value Portfolio-Class R
  ING VP MagnaCap Portfolio-Class R
  ING VP MidCap Opportunities Portfolio-Class R
  ING VP SmallCap Opportunities Portfolio-Class R

Janus Aspen Series:
  Janus Aspen Growth Portfolio-Institutional Shares
  Janus Aspen International Growth Portfolio-Institutional Shares
  Janus Aspen Mid Cap Growth Series-Institutional Shares
  Janus Aspen Worldwide Growth Portfolio-Institutional Shares
Neuberger Berman Advisors Management Trust:
  Neuberger Berman AMT Limited Maturity Bond Portfolio
  Neuberger Berman AMT Partners Portfolio
  Neuberger Berman AMT Socially Responsive Portfolio
PIMCO Accumulation Trust:
  OpCap Equity Portfolio
  OpCap Global Equity Portfolio
  OpCap Managed Portfolio
  OpCap Small Cap Portfolio
Putnam Variable Trust:
  Putnam VT Diversified Income Fund-Class IA Shares
  Putnam VT Growth and Income Fund-Class IA Shares
  Putnam VT International Growth Fund-Class IA Shares
  Putnam VT New Opportunities Fund-Class IA Shares
  Putnam VT Utilities Growth and Income Fund-Class IA Shares
  Putnam VT Voyager Fund-Class IA Shares

The names of certain Divisions were changed during 2003. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
Fidelity® Variable Insurance Products Fund II:	Fidelity® Variable Insurance Products Fund II:
Fidelity® VIP *Asset Manager*^{SM}	Fidelity® VIP II *Asset Manager*^{SM}
Fidelity® VIP Contrafund®	Fidelity® VIP II Contrafund®
Fidelity® VIP Index 500	Fidelity® VIP II Index 500
Fidelity® VIP Investment Grade Bond	Fidelity® VIP II Investment Grade Bond
ING Variable Products Trust:	ING Variable Products Trust:
ING VP Disciplined LargeCap	ING VP Research Enhanced Index
Janus Aspen Series:	Janus Aspen Series:
Janus Aspen Mid Cap Growth	Janus Aspen Aggressive Growth
PIMCO Accumulation Trust:	OCC Accumulation Trust:
OpCap Equity	OCC Accumulation Equity
OpCap Global Equity	OCC Accumulation Global Equity
OpCap Managed	OCC Accumulation Managed
OpCap Small Cap	OCC Accumulation Small Cap

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex–dividend date. Realized gains and losses on redemptions of the shares of the Fund are determined on the specific identification basis. The difference between cost and current market value on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Variable Annuity Reserves

All Contracts in the Account are currently in the accumulation period. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves are equal to the Contractowners' aggregate account values invested in the Account Divisions. To the extent that benefits to be paid to the Contractowners exceed their account values, the Company will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ReliaStar Life, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Contractowners are excluded in the determination of the federal income tax liability of ReliaStar Life.

Transfers

Transfers from (to) required reserves on the Statements of Changes in Net Assets relate to gains and losses resulting from actual mortality experience, the full responsibility for which is assumed by ReliaStar Life, Contractowner transfers between the general account and the Divisions, and other Contractowner activity, including Contract deposits and withdrawals. Unsettled transactions as of the reporting date appear on a net basis in the line Due to (from) ReliaStar Life Insurance Company on the Statement of Assets and Liabilities.

3.   Charges and Fees

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ReliaStar Life expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ReliaStar Life assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge at an annual rate of 1.30% for Select*Annuity II Contracts and 1.25% for Select*Annuity III Contracts from the assets of the Account.

Premium Taxes

Various states and other governmental units levy a premium tax on annuity Contracts issued by insurance companies. If the owner of a Contract lives in a state which levies such a tax, ReliaStar Life may deduct the amount of the tax from the purchase payments received or the value of the Contract at annuitization.

Contract Maintenance Charges

An annual contract or certificate maintenance fee is deducted from the accumulation value of Contracts to cover ongoing administrative expenses. The charge is $30 per Contract.

Sales and Surrender Charges

No deduction is made for a sales charge from the purchase payments made for the Contracts. However, on certain surrenders, ReliaStar Life will deduct from the Contract value a surrender charge as set forth in the Contract.

4.   **Related Party Transactions**

During the year ended December 31, 2003, management fees were paid indirectly to ING Investments, LLC, an affiliate of the Company, in its capacity as investment manager to the ING Variable Products Trust. The Fund's advisory agreement provided for a fee at annual rates ranging from 0.50% to 1.00% of the average net assets of each respective Fund of the Trust.

5.   Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

	Year ended December 31			
	2003		**2002**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars In Thousands)			
AIM Variable Insurance Funds:				
AIM VI Dent Demographic Trends	$ 277	$ 201	$ 122	$ 469
The Alger American Fund:				
Alger American Growth	3,446	6,689	768	7,901
Alger American Leveraged AllCap	636	206	291	292
Alger American MidCap Growth	17,764	17,739	3,586	3,108
Alger American Small Capitalization	5,319	5,599	8,838	9,376
Fidelity® Variable Insurance Products Fund:				
Fidelity® VIP *Asset Manager*^{SM}	767	4,132	1,117	7,106
Fidelity® VIP Contrafund®	6,631	11,233	17,156	28,929
Fidelity® VIP Equity-Income	16,148	22,228	45,392	60,446
Fidelity® VIP Growth Portfolio	14,345	26,702	8,244	29,849
Fidelity® VIP High Income	80,636	80,544	43,042	45,231
Fidelity® VIP Index 500	2,639	9,591	2,295	17,819
Fidelity® VIP Investment Grade Bond	6,184	10,393	9,979	7,471
Fidelity® VIP Money Market	165,452	191,380	369,258	368,236
Fidelity® VIP Overseas	66	1,641	133	2,911
ING Variable Products Trust:				
ING VP Disciplined LargeCap	172	416	65	1,076
ING VP Growth Opportunities	676	769	226	461
ING VP Growth + Value	2,175	5,755	818	4,781
ING VP High Yield Bond	5,559	2,912	2,002	2,034
ING VP International Value	17,972	15,486	15,350	14,734
ING VP MagnaCap	309	91	428	498
ING VP MidCap Opportunities	1,513	1,331	222	366
ING VP SmallCap Opportunities	589	4,470	1,247	4,818

	Year ended December 31				
	2003			2002	
	Purchases	Sales		Purchases	Sales
	(Dollars In Thousands)				
Janus Aspen Series:					
Janus Aspen Growth	$ 1,016	$ 4,022	$ 4,890	$	12,522
Janus Aspen International Growth	93,170	95,753	249,577		252,314
Janus Aspen Mid Cap Growth	4,730	7,598	157		5,602
Janus Aspen Worldwide Growth	6,837	13,622	17,737		30,180
Neuberger Berman Advisors Management Trust:					
Neuberger Berman AMT Limited Maturity Bond	4,549	5,625	7,566		6,672
Neuberger Berman AMT Partners	559	1,301	907		2,048
Neuberger Berman AMT Socially Responsive	214	77	171		288
PIMCO Accumulation Trust:					
OpCap Equity	449	1,086	646		1,700
OpCap Global Equity	1,417	229	144		313
OpCap Managed	2,457	2,403	1,999		2,976
OpCap Small Cap	2,489	1,665	4,041		2,991
Putnam Variable Trust:					
Putnam VT Diversified Income	333	1,207	423		1,540
Putnam VT Growth and Income	1,018	7,378	3,157		12,349
Putnam VT International Growth	11	204	12		1,080
Putnam VT New Opportunities	307	5,336	411		9,043
Putnam VT Utilities Growth and Income	126	667	170		1,432
Putnam VT Voyager	2,405	13,764	858		18,257

RELIASTAR SELECT VARIABLE ACCOUNT
Notes to Financial Statements

6. Changes in Units

The net changes in units outstanding follow:

| | Year ended December 31 | |
| | 2003 | 2002 |
	Net Units Issued (Redeemed)	Net Units Issued (Redeemed)
AIM Variable Insurance Funds:		
AIM VI Dent Demographic Trends	17,641	(87,719)
The Alger American Fund:		
Alger American Growth	(306,216)	(641,893)
Alger American Leveraged AllCap	90,551	(3,037)
Alger American MidCap Growth	(8,690)	40,724
Alger American Small Capitalization	(36,516)	(91,018)
Fidelity® Variable Insurance Products Fund:		
Fidelity® VIP Asset Manager^{SM}	(217,475)	(395,523)
Fidelity® VIP Contrafund®	(205,573)	(566,010)
Fidelity® VIP Equity-Income	(237,041)	(631,980)
Fidelity® VIP Growth Portfolio	(506,675)	(770,219)
Fidelity® VIP High Income	(31)	(337,822)
Fidelity® VIP Index 500	(351,068)	(743,466)
Fidelity® VIP Investment Grade Bond	(299,058)	115,104
Fidelity® VIP Money Market	(1,854,371)	41,385
Fidelity® VIP Overseas	(115,419)	(196,306)
ING Variable Products Trust:		
ING VP Disciplined LargeCap	(26,755)	(115,296)
ING VP Growth Opportunities	(26,359)	(53,869)
ING VP Growth + Value	(223,249)	(221,912)
ING VP High Yield Bond	272,850	(29,697)
ING VP International Value	176,713	44,763
ING VP MagnaCap	31,727	(13,487)
ING VP MidCap Opportunities	41,748	(26,188)
ING VP SmallCap Opportunities	(214,661)	(183,553)

RELIASTAR SELECT VARIABLE ACCOUNT
Notes to Financial Statements

	Year ended December 31	
	2003	2002
	Net Units Issued (Redeemed)	Net Units Issued (Redeemed)
Janus Aspen Series:		
Janus Aspen Growth	(297,901)	(746,711)
Janus Aspen International Growth	(196,528)	(76,745)
Janus Aspen Mid Cap Growth	(254,927)	(509,446)
Janus Aspen Worldwide Growth	(691,848)	(1,158,588)
Neuberger Berman Advisors Management Trust:		
Neuberger Berman AMT Limited Maturity Bond	(116,702)	38,221
Neuberger Berman AMT Partners	(78,868)	(132,530)
Neuberger Berman AMT Socially Responsive	15,461	(14,428)
PIMCO Accumulation Trust:		
OpCap Equity	(66,822)	(102,523)
OpCap Global Equity	104,833	(16,609)
OpCap Managed	(2,895)	(110,936)
OpCap Small Cap	72,050	55,040
Putnam Variable Trust:		
Putnam VT Diversified Income	(81,706)	(117,086)
Putnam VT Growth and Income	(349,380)	(486,136)
Putnam VT International Growth	(28,612)	(35,252)
Putnam VT New Opportunities	(342,788)	(567,574)
Putnam VT Utilities Growth and Income	(46,515)	(97,920)
Putnam VT Voyager	(599,406)	(888,590)

RELIASTAR SELECT VARIABLE ACCOUNT
Notes to Financial Statements

7.   Financial Highlights

A summary of unit values and units outstanding for variable annuity contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2003, 2002 and 2001, along with units outstanding and unit values for the year ended December 31, 2000, follows:

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM VI Dent Demographic Trends						
2003	201	$4.75	$ 954	-	1.40%	35.71%
2002	183	$3.50	642	-	1.40%	-33.14%
2001	271	$5.24	1,420	-	1.40%	-32.86%
2000	272	$7.81	2,121	*	*	*
Alger American Growth						
2003	1,872	$12.15 to $12.22	22,758	-	1.30% to 1.40%	33.22% to 33.41%
2002	2,178	$9.12 to $9.16	19,876	0.04%	1.30% to 1.40%	-33.92% to -33.86%
2001	2,820	$13.80 to $13.85	38,928	0.24%	1.30% to 1.40%	-13.04% to -12.97%
2000	3,194	$15.87 to $15.91	50,680	*	*	*
Alger American Leveraged AllCap						
2003	266	$5.37	1,428	-	1.40%	32.92%
2002	175	$4.04	709	0.01%	1.40%	-34.82%
2001	178	$6.20	1,106	-	1.40%	-11.41%
2000	119	$7.48	887	*	*	*
Alger American MidCap Growth						
2003	916	$16.41 to $16.50	15,035	-	1.30% to 1.40%	45.74% to 45.89%
2002	924	$11.26 to $11.31	10,412	-	1.30% to 1.40%	-30.52% to -30.46%
2001	884	$16.20 to $16.26	14,325	-	1.30% to 1.40%	-7.82% to -7.75%
2000	969	$17.58 to $17.63	17,050	*	*	*

S-39

RELIASTAR SELECT VARIABLE ACCOUNT
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Alger American Small Capitalization						
2003	442	$8.23 to $8.27	$ 3,636	-	1.30% to 1.40%	40.41% to 40.44%
2002	478	$5.86 to $5.89	2,803	-	1.30% to 1.40%	-27.25% to -27.18%
2001	569	$8.05 to $8.08	4,586	0.05%	1.30% to 1.40%	-30.49% to -30.43%
2000	642	$11.59 to $11.62	7,442	*	*	*
Fidelity® VIP *Asset Manager*[SM]						
2003	964	$16.64 to $23.97	19,207	3.73%	1.30% to 1.40%	16.36% to 16.42%
2002	1,181	$14.30 to $20.59	20,144	4.27%	1.30% to 1.40%	-9.99% to -9.91%
2001	1,577	$15.89 to $22.85	29,641	4.64%	1.30% to 1.40%	-5.42% to -5.34%
2000	1,973	$16.80 to $24.14	39,260	*	*	*
Fidelity® VIP Contrafund®						
2003	1,910	$14.65 to $25.13	47,044	0.46%	1.30% to 1.40%	26.66% to 26.73%
2002	2,116	$11.56 to $19.84	41,094	0.89%	1.30% to 1.40%	-10.60% to -10.53%
2001	2,682	$12.92 to $22.19	58,234	0.87%	1.30% to 1.40%	-13.46% to -13.39%
2000	3,210	$14.91 to $25.64	80,531	*	*	*
Fidelity® VIP Equity-Income						
2003	2,691	$24.29 to $45.10	80,104	1.74%	1.30% to 1.40%	28.52% to 28.64%
2002	2,928	$18.90 to $35.06	68,388	1.81%	1.30% to 1.40%	-18.10% to -18.03%
2001	3,560	$23.07 to $42.77	101,409	1.87%	1.30% to 1.40%	-6.28% to -6.20%
2000	4,085	$24.62 to $45.59	124,312	*	*	*
Fidelity® VIP Growth						
2003	2,308	$21.76 to $46.84	69,112	0.28%	1.30% to 1.40%	31.01% to 31.13%
2002	2,815	$16.61 to $35.72	63,451	0.26%	1.30% to 1.40%	-31.07% to -31.01%
2001	3,585	$24.10 to $51.78	117,089	0.09%	1.30% to 1.40%	-18.80% to -18.73%
2000	4,336	$29.67 to $63.72	173,046	*	*	*

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP High Income						
2003	1,290	$12.82 to $23.81	$ 18,430	7.12%	1.30% to 1.40%	25.56% to 25.65%
2002	1,290	$10.21 to $18.95	15,015	11.93%	1.30% to 1.40%	2.01% to 2.10%
2001	1,628	$10.01 to $18.56	18,566	14.88%	1.30% to 1.40%	-12.96% to -12.88%
2000	1,964	$11.50 to $21.31	25,772	*	*	*
Fidelity® VIP Index 500						
2003	2,075	$24.15 to $25.94	50,494	1.50%	1.30% to 1.40%	26.64% to 26.78%
2002	2,426	$19.07 to $20.46	46,609	1.41%	1.30% to 1.40%	-23.32% to -23.26%
2001	3,170	$24.88 to $26.67	79,444	1.25%	1.30% to 1.40%	-13.32% to -13.25%
2000	3,684	$28.70 to $30.74	106,352	*	*	*
Fidelity® VIP Investment Grade Bond						
2003	1,620	$16.65 to $21.40	27,830	4.27%	1.30% to 1.40%	3.74% to 3.83%
2002	1,919	$16.05 to $20.61	31,723	3.74%	1.30% to 1.40%	8.82% to 8.91%
2001	1,804	$14.75 to $18.92	27,453	4.98%	1.30% to 1.40%	6.96% to 7.05%
2000	1,495	$13.79 to $17.67	21,415	*	*	*
Fidelity® VIP Money Market						
2003	1,805	$13.48 to $17.82	25,590	1.04%	1.30% to 1.40%	-0.37% to -0.28%
2002	3,659	$13.53 to $17.87	51,515	1.68%	1.30% to 1.40%	0.29% to 0.37%
2001	3,618	$13.49 to $17.81	50,486	4.15%	1.30% to 1.40%	2.75% to 2.83%
2000	3,223	$13.13 to $17.31	43,779	*	*	*
Fidelity® VIP Overseas						
2003	427	$14.24 to $22.71	7,550	0.84%	1.30% to 1.40%	41.41% to 41.50%
2002	542	$10.07 to $16.05	6,739	0.84%	1.30% to 1.40%	-21.38% to -21.32%
2001	738	$12.81 to $20.40	11,564	5.96%	1.30% to 1.40%	-22.26% to -22.20%
2000	967	$16.48 to $26.22	19,479	*	*	*

RELIASTAR SELECT VARIABLE ACCOUNT
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Disciplined LargeCap						
2003	202	$7.52 to $10.02	$ 2,013	0.78%	1.30% to 1.40%	23.40% to 23.48%
2002	229	$6.09 to $8.12	1,855	1.14%	1.30% to 1.40%	-23.16% to -23.10%
2001	344	$7.92 to $10.56	3,623	0.53%	1.30% to 1.40%	-13.45% to -13.38%
2000	418	$9.14 to $12.20	5,070	*	*	*
ING VP Growth Opportunities						
2003	126	$4.75	599	-	1.40%	31.22%
2002	152	$3.62	552	-	1.40%	-32.52%
2001	206	$5.36	1,107	-	1.40%	-40.39%
2000	144	$8.86	1,281	*	*	*
ING VP Growth + Value						
2003	532	$11.71 to $19.52	9,880	-	1.30% to 1.40%	35.74% to 35.85%
2002	755	$8.62 to $14.38	10,413	-	1.30% to 1.40%	-38.20% to -38.15%
2001	977	$13.93 to $23.26	21,664	-	1.30% to 1.40%	-31.95% to -31.89%
2000	1,162	$20.46 to $34.19	37,641	*	*	*
ING VP High Yield Bond						
2003	529	$9.41 to $9.46	4,976	5.44%	1.30% to 1.40%	15.74% to 15.79%
2002	256	$8.13 to $8.17	2,080	9.34%	1.30% to 1.40%	-2.51% to -2.43%
2001	285	$8.34 to $8.37	2,381	7.65%	1.30% to 1.40%	-0.70% to -0.62%
2000	295	$8.40 to $8.42	2,482	*	*	*
ING VP International Value						
2003	629	$16.31 to $16.39	10,269	1.24%	1.30% to 1.40%	28.12% to 28.25%
2002	452	$12.73 to $12.78	5,762	1.00%	1.30% to 1.40%	-16.54% to -16.47%
2001	408	$15.25 to $15.31	6,220	1.60%	1.30% to 1.40%	-12.90% to -12.82%
2000	398	$17.51 to $17.56	6,961	*	*	*

RELIASTAR SELECT VARIABLE ACCOUNT
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP MagnaCap						
2003	107	$8.75	$ 936	1.11%	1.40%	29.25%
2002	75	$6.77	510	0.97%	1.40%	-23.82%
2001	89	$8.89	789	1.33%	1.40%	-11.69%
2000	60	$10.07	607	*	*	*
ING VP MidCap Opportunities						
2003	120	$5.85	702	-	1.40%	34.79%
2002	78	$4.34	340	-	1.40%	-26.89%
2001	104	$5.94	620	0.02%	1.40%	-32.93%
2000	63	$8.86	570	*	*	*
ING VP SmallCap Opportunities						
2003	453	$15.17 to $22.40	9,842	-	1.30% to 1.40%	36.67% to 36.79%
2002	668	$11.09 to $16.39	10,699	-	1.30% to 1.40%	-44.37% to -44.33%
2001	851	$19.91 to $29.46	24,351	-	1.30% to 1.40%	-30.14% to -30.08%
2000	947	$28.48 to $42.17	38,848	*	*	*
Janus Aspen Growth						
2003	1,054	$11.33 to $11.39	11,948	0.08%	1.30% to 1.40%	29.93% to 30.02%
2002	1,352	$8.72 to $8.76	11,794	-	1.30% to 1.40%	-27.53% to -27.47%
2001	2,099	$12.04 to $12.08	25,270	0.07%	1.30% to 1.40%	-25.78% to -25.72%
2000	2,408	$16.22 to $16.27	39,055	*	*	*
Janus Aspen International Growth						
2003	772	$12.19 to $12.26	9,412	1.20%	1.30% to 1.40%	33.08% to 33.26%
2002	968	$9.16 to $9.20	8,873	0.71%	1.30% to 1.40%	-26.61% to -26.55%
2001	1,045	$12.48 to $12.53	13,051	1.11%	1.30% to 1.40%	-24.30% to -24.24%
2000	1,163	$16.49 to $16.54	19,191	*	*	*

RELIASTAR SELECT VARIABLE ACCOUNT
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Janus Aspen Mid Cap Growth						
2003	1,010	$12.20 to $12.26	$ 12,330	-	1.30% to 1.40%	33.33% to 33.41%
2002	1,265	$9.15 to $9.19	11,580	-	1.30% to 1.40%	-28.93% to -28.87%
2001	1,774	$12.88 to $12.93	22,862	-	1.30% to 1.40%	-40.29% to -40.24%
2000	2,117	$21.57 to $21.63	45,687	*	*	*
Janus Aspen Worldwide Growth						
2003	2,282	$11.53 to $11.59	26,333	1.03%	1.30% to 1.40%	22.27% to 22.39%
2002	2,974	$9.43 to $9.47	28,062	0.81%	1.30% to 1.40%	-26.53% to -26.47%
2001	4,133	$12.83 to $12.88	53,052	0.46%	1.30% to 1.40%	-23.51% to -23.45%
2000	4,717	$16.78 to $16.82	79,131	*	*	*
Neuberger Berman AMT Limited Maturity Bond						
2003	930	$12.45 to $12.52	11,582	4.66%	1.30% to 1.40%	0.97% to 1.05%
2002	1,047	$12.33 to $12.39	12,911	4.85%	1.30% to 1.40%	3.88% to 3.97%
2001	1,008	$11.87 to $11.91	11,978	5.40%	1.30% to 1.40%	7.27% to 7.36%
2000	822	$11.06 to $11.10	9,095	*	*	*
Neuberger Berman AMT Partners						
2003	652	$10.60 to $10.66	6,914	-	1.30% to 1.40%	33.17% to 33.42%
2002	731	$7.96 to $7.99	5,819	0.53%	1.30% to 1.40%	-25.19% to -25.13%
2001	863	$10.63 to $10.67	9,184	0.40%	1.30% to 1.40%	-4.18% to -4.10%
2000	991	$11.10 to $11.13	10,996	*	*	*
Neuberger Berman AMT Socially Responsive						
2003	64	$10.95	698	-	1.40%	32.57%
2002	48	$8.26	399	-	1.40%	-15.93%
2001	63	$9.83	616	-	1.40%	-4.92%
2000	47	$10.34	486	*	*	*

RELIASTAR SELECT VARIABLE ACCOUNT
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
OpCap Equity						
2003	261	$11.59 to $11.66	$ 3,023	1.37%	1.30% to 1.40%	26.81% to 26.88%
2002	328	$9.14 to $9.19	2,995	0.96%	1.30% to 1.40%	-22.50% to -22.43%
2001	430	$11.80 to $11.84	5,075	0.56%	1.30% to 1.40%	-8.31% to -8.23%
2000	292	$12.87 to $12.91	3,759	*	*	*
OpCap Global Equity						
2003	168	$12.23 to $12.29	2,055	0.34%	1.30% to 1.40%	29.69% to 29.78%
2002	63	$9.43 to $9.47	595	0.50%	1.30% to 1.40%	-18.55% to -18.48%
2001	80	$11.57 to $11.62	923	-	1.30% to 1.40%	-15.02% to -14.95%
2000	55	$13.62 to $13.66	752	*	*	*
OpCap Managed						
2003	1,047	$11.01 to $11.07	11,538	1.67%	1.30% to 1.40%	20.07%
2002	1,050	$9.17 to $9.22	9,641	1.94%	1.30% to 1.40%	-18.03% to -17.96
2001	1,161	$11.19 to $11.23	13,011	2.16%	1.30% to 1.40%	-6.23% to -6.15%
2000	1,022	$11.93 to $11.97	12,236	*	*	*
OpCap Small Cap						
2003	832	$14.63 to $14.70	12,183	0.04%	1.30% to 1.40%	40.67% to 40.80%
2002	760	$10.40 to $10.44	7,911	0.07%	1.30% to 1.40%	-22.72% to -22.65%
2001	705	$13.45 to $13.50	9,491	0.78%	1.30% to 1.40%	6.83% to 6.92%
2000	493	$12.59 to $12.63	6,204	*	*	*
Putnam VT Diversified Income						
2003	207	$15.41 to $16.22	3,194	9.58%	1.30% to 1.40%	18.63% to 18.65%
2002	289	$12.99 to $13.67	3,754	9.38%	1.30% to 1.40%	-4.30% to -4.21%
2001	406	$12.40 to $13.04	5,041	7.70%	1.30% to 1.40%	2.38% to 2.47%
2000	508	$12.12 to $12.72	6,174	*	*	*

S-45

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Putnam VT Growth and Income						
2003	1,298	$22.24 to $22.98	$ 28,969	2.05%	1.30% to 1.40%	25.93% to 25.99%
2002	1,647	$17.66 to $18.24	29,189	1.82%	1.30% to 1.40%	-19.91% to -19.84%
2001	2,133	$22.05 to $22.75	47,202	1.73%	1.30% to 1.40%	-7.47% to -7.39%
2000	2,464	$23.83 to $24.57	58,813	*	*	*
Putnam VT International Growth						
2003	77	$8.19	632	1.05%	1.40%	27.17%
2002	106	$6.44	681	1.30%	1.40%	-10.98%
2001	141	$7.24	1,020	-	1.40%	-24.82%
2000	189	$9.62	1,818	*	*	*
Putnam VT New Opportunities						
2003	1,065	$16.35	17,412	-	1.40%	30.80%
2002	1,408	$12.50	17,596	-	1.40%	-31.26%
2001	1,975	$18.18	35,909	-	1.40%	-30.96%
2000	2,344	$26.33	61,694	*	*	*
Putnam VT Utilities Growth and Income						
2003	192	$15.74 to $16.62	3,044	3.91%	1.30% to 1.40%	23.26% to 23.39%
2002	239	$12.77 to $13.47	3,065	3.74%	1.30% to 1.40%	-24.89% to -24.82%
2001	337	$17.00 to $17.92	5,756	3.35%	1.30% to 1.40%	-23.23% to -23.17%
2000	435	$22.14 to $23.32	9,663	*	*	*

RELIASTAR SELECT VARIABLE ACCOUNT
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Putnam VT Voyager						
2003	1,823	$21.00 to $22.06	$ 38,546	0.66%	1.30% to 1.40%	23.46% to 23.59%
2002	2,423	$17.01 to $17.85	41,463	0.88%	1.30% to 1.40%	-27.36% to -27.29%
2001	3,311	$23.42 to $24.56	78,013	0.12%	1.30% to 1.40%	-23.32% to -23.26%
2000	3,970	$30.54 to $32.00	121,877	*	*	*

* Not provided for 2000

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets.
The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense charge,
as defined in Note 3. Certain items in this table are presented as a range of minimum and maximum values; however,
such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of
minimum and maximum values; however, such information is calculated independently for each column in the table.

RELIASTAR LIFE INSURANCE COMPANY
Financial Statements – Statutory Basis
Years ended December 31, 2003 and 2002

Contents

Report of Independent Auditors

Board of Directors and Stockholder
ReliaStar Life Insurance Company

We have audited the accompanying statutory basis balance sheets of ReliaStar Life Insurance Company ("the Company"), a wholly owned subsidiary of ING America Insurance Holdings, Inc., as of December 31, 2003 and 2002, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Minnesota Department of Commerce, Division of Insurance ("Minnesota Division of Insurance"), which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of ReliaStar Life Insurance Company at December 31, 2003 and 2002 or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ReliaStar Life Insurance Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Minnesota Division of Insurance.

/s/ Ernst & Young LLP

March 22, 2004

RELIASTAR LIFE INSURANCE COMPANY
Balance Sheets - Statutory Basis

	December 31	
	2003	**2002**
	(In Thousands)	
Admitted assets		
Cash and invested assets:		
Bonds	$ 12,084,537	$ 11,531,744
Preferred stocks	44,479	48,624
Common stocks	1,072	957
Subsidiaries	318,350	270,150
Mortgage loans	2,169,371	1,931,822
Real estate, less accumulated depreciation (2003-$98,185; 2002-$91,255)	98,913	102,275
Contract loans	671,241	679,404
Other invested assets	191,167	145,468
Cash and short-term investments	74,739	141,024
Total cash and invested assets	15,653,869	14,851,468
Deferred and uncollected premiums, less loading (2003-$20,115; 2002-$24,694)	160,726	132,405
Accrued investment income	144,744	176,090
Reinsurance balances recoverable	151,965	266,514
Data processing equipment, less accumulated depreciation (2003-$63,702; 2002-$59,363)	1,571	3,834
Indebtedness from related parties	2,267	43,433
Federal income tax recoverable (including $88,815 and $119,505 net deferred tax assets at December 31, 2003 and 2002, respectively)	88,815	119,505
Separate account assets	4,368,512	3,733,364
Other assets	8,960	13,533
Total admitted assets	$ 20,581,429	$ 19,340,146

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
Balance Sheets - Statutory Basis

	December 31	
	2003	2002
	(In Thousands, except share amounts)	
Liabilities and capital and surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	$ 11,611,490	$ 10,977,001
Accident and health reserves	1,113,314	1,039,292
Deposit type contracts	693,225	816,846
Policyholders' funds	802	939
Dividends left on deposit	307	777
Dividends payable	15,010	16,245
Unpaid claims	440,749	471,011
Total policy and contract liabilities	13,874,897	13,322,111
Interest maintenance reserve	47,042	9,909
Accounts payable and accrued expenses	150,927	139,848
Reinsurance balances due	95,736	118,642
Indebtedness to related parties	57,383	17,191
Contingency reserve	39,790	41,748
Asset valuation reserve	105,622	73,830
Borrowed money	415,041	484,162
Other liabilities	(134,264)	50,306
Separate account liabilities	4,360,753	3,724,774
Total liabilities	19,012,927	17,982,521
Capital and surplus:		
Common stock: authorized 25,000,000 shares of $1.25 par value;		
2,000,000 shares issued and outstanding	2,500	2,500
Preferred capital stock	100	100
Surplus note	100,000	100,000
Paid-in and contributed surplus	1,272,125	1,272,125
Unassigned surplus	193,877	(17,000)
Less treasury stock, preferred stock at December 31, 2003 and 2002	(100)	(100)
Total capital and surplus	1,568,502	1,357,625
Total liabilities and capital and surplus	$ 20,581,429	$ 19,340,146

The accompanying notes are an integral part of these financial statements.

F-5

RELIASTAR LIFE INSURANCE COMPANY
Statements of Operations - Statutory Basis

| | Year ended December 31 | |
	2003	2002
	(In Thousands)	
Premiums and other revenues:		
Life, annuity, and accident and health premiums	$ 2,836,128	$ 2,449,710
Policy proceeds and dividends left on deposit	1,087	1,585
Net investment income	921,050	1,025,341
Amortization of interest maintenance reserve	(10,719)	3,197
Commissions, expense allowances and reserve adjustments on reinsurance ceded	70,894	76,956
Miscellaneous income	206,860	102,757
Total premiums and other revenues	4,025,300	3,659,546
Benefits paid or provided:		
Death benefits	798,873	657,405
Annuity benefits	163,286	173,766
Surrender benefits	1,005,415	1,042,406
Interest on policy or contract funds	13,350	15,360
Accident and health benefits	379,273	340,047
Other benefits	4,395	12,647
Increase in life, annuity and accident and health reserves	715,062	452,562
Net transfers (from) to separate accounts	(34,713)	14,036
Total benefits paid or provided	3,044,941	2,708,229
Insurance expenses:		
Commissions	299,845	299,053
General expenses	330,682	324,781
Insurance taxes, licenses and fees, excluding federal income taxes	37,851	44,263
Miscellaneous expenses	(588)	(3,390)
Total insurance expenses	667,790	664,707
Gain from operations before policyholder dividends, federal income		
taxes and net realized capital losses	312,569	286,610
Dividends to policyholders	20,975	22,057
Gain from operations before federal income taxes		
and net realized capital losses	291,594	264,553
Federal income tax expense	58,198	84,448
Gain from operations before net realized capital losses	233,396	180,105
Net realized capital losses, net of income tax (expense) benefit 2003 - $2,659		
and 2002 - $(12,999); and excluding net transfers to the interest maintenance		
reserve 2003- $26,415 and 2002- $1,988	(13,739)	(75,234)
Net income	$ 219,657	$ 104,871

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
Statements of Changes in Capital and Surplus - Statutory Basis

	Year ended December 31	
	2003	2002
	(In Thousands)	
Common stock:		
Balance at beginning and end of year	$ 2,500	$ 2,500
Preferred capital stock less treasury stock:		
Balance at beginning and end of year	-	-
Surplus note:		
Balance at beginning and end of year	100,000	100,000
Paid-in and contributed surplus:		
Balance at beginning of year	1,272,125	1,271,915
Capital contribution	-	210
Balance at end of year	1,272,125	1,272,125
Group life contingency reserve:		
Balance at beginning of year	-	742
Decrease in group life contingency reserve	-	(742)
Balance at end of year	-	-
Unassigned surplus:		
Balance at beginning of year	(17,000)	(165,598)
Net income	219,657	104,871
Change in net unrealized capital gains and losses	46,662	(26,052)
Change in nonadmitted assets	13,158	27,650
Change in liability for reinsurance in unauthorized companies	(4,424)	(4)
Change in asset valuation reserve	(31,792)	50,906
Change in reserve on account of change in valuation basis	6,987	-
Other changes in surplus in separate account statement	2,538	-
Change in net deferred income tax	(39,162)	18,910
Change in surplus as a result of reinsurance	(5,719)	23,000
Prior period adjustment	-	34,419
Dividends to stockholder	(2,000)	(90,600)
Other changes	4,972	5,498
Balance at end of year	193,877	(17,000)
Total capital and surplus	$ 1,568,502	$ 1,357,625

The accompanying notes are an integral part of these financial statements.

F-7

RELIASTAR LIFE INSURANCE COMPANY
Statements of Cash Flows - Statutory Basis

	Year ended December 31	
	2003	**2002**
	(In Thousands)	
Operations		
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	$ 2,815,933	$ 2,464,614
Net investment income received	1,108,729	1,089,088
Commission, expenses paid and miscellaneous expenses	(620,354)	(793,678)
Benefits paid	(2,629,668)	(2,749,563)
Net transfers from separate accounts	139,817	239,219
Dividends paid to policyholders	(22,680)	(24,610)
Federal income taxes (paid) received	(138,342)	27,760
Other revenues	261,508	194,418
Net cash provided by operations	914,943	447,248
Investment activities		
Proceeds from sales, maturities, or repayments of investments:		
Bonds	14,661,328	16,074,215
Stocks	33,828	28,406
Mortgage loans	216,855	189,033
Real estate	260	5,775
Other invested assets	20,579	33,943
Net gain on cash and short-term investments	871	3,706
Miscellaneous proceeds	749	42,386
Net proceeds from sales, maturities, or repayments of investments	14,934,470	16,377,464
Cost of investments acquired:		
Bonds	15,357,341	16,526,113
Stocks	2,208	19,291
Mortgage loans	454,559	268,525
Real estate	754	-
Other invested assets	33,050	28,764
Miscellaneous applications	52,050	161,491
Total cost of investments acquired	15,899,962	17,004,184
Net change in contract loans	(8,163)	384,094
Net cash used in investment activities	(957,329)	(1,010,814)
Financing and miscellaneous activities		
Cash provided:		
Capital and surplus paid-in	-	233
Borrowed money, net	(69,041)	274,994
Net deposits on deposit-type contract funds	49,832	3,831
Dividends to stockholder	-	(90,600)
Other (uses) sources	(4,690)	136,853
Net cash (used in) provided by financing and miscellaneous activities	(23,899)	325,311
Net change in cash and short-term investments	(66,285)	(238,255)
Cash and short-term investments:		
Beginning of year	141,024	379,279
End of year	$ 74,739	$ 141,024

The accompanying notes are an integral part of these financial statements.

RELIASTAR LIFE INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis

1.   1.   Nature of Operations and Significant Accounting Policies

ReliaStar Life Insurance Company (the "Company") is domiciled in Minnesota and is a wholly owned subsidiary of Lion Connecticut Holdings, Inc. ("Lion"), a Connecticut holding and management company. Lion, in turn, is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). The Company is principally engaged in the business of providing individual life insurance and annuities, employee benefit products and services, retirement plans, and life and health reinsurance. The Company is presently licensed in all states (approved for reinsurance only in New York), the District of Columbia, Guam, Puerto Rico and Canada.

An affiliate, Security-Connecticut Life Insurance Company ("Security-Connecticut"), merged with and into the Company on October 1, 2003. The transaction was approved by the Minnesota Department of Commerce, Division of Insurance ("Minnesota Division of Insurance") and was accounted for as a statutory merger. No consideration was paid and no common stock was issued in exchange for all of the common shares of Security-Connecticut. The accompanying financial statements have been restated as though the merger took place prior to all periods presented. Pre-merger separate company revenue, net income, and other surplus adjustments for the nine months ended September 30, 2003 were $2,626,617,000, $87,998,000 and $72,927,000, respectively, for the Company and $272,779,000, $17,626,000 and ($2,536,000), respectively, for Security-Connecticut.

An affiliate, Northern Life Insurance Company ("Northern Life"), merged with and into the Company on October 1, 2002. The transaction was approved by the Minnesota Division of Insurance and was accounted for as a statutory merger. No consideration was paid and no common stock was issued in exchange for all of the common shares of Northern Life. The accompanying financial statements have been restated as though the merger took place prior to all periods presented. Pre-merger separate company revenue, net income (loss), and other surplus adjustments for the nine months ended September 30, 2002 were $1,663,577,000, $(31,595,000) and $108,259,000, respectively, for the Company and $858,390,000, $(3,977,000) and $12,544,000, respectively, for Northern Life.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Minnesota Division of Insurance, which practices differ from accounting principles generally accepted in the United States ("GAAP"). The most significant variances from GAAP are as follows:

Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

In addition, the Company invests in structured securities including mortgage-backed securities/collateralized mortgage obligations, asset-backed securities, collateralized debt obligations, and commercial mortgage-backed securities. For these structured securities, management compares the undiscounted cash flows to the carrying value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value.

For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are re-evaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book value. The asset is then written down to fair value. When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss is accounted for as a realized loss.

Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses include rent for the Company's occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than income as would be required under GAAP.

SSAP 31 applies to derivative transactions prior to January 1, 2003. The Company also follows the newly adopted hedge accounting guidance in SSAP 86 for derivative transactions entered into or modified on or after January 1, 2003. Under this guidance, derivatives that are deemed effective hedges are accounted for in a manner which is consistent with the underlying hedged item. Derivatives used in hedging transactions that do not meet the requirements of SSAP 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as unrealized gains or losses. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately. An embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of stockholders' equity rather than to income as required for fair value hedges.

Derivative instruments that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract.   Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of stockholder's equity rather than to income as required for fair value hedges.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/losses are reported in unassigned surplus along with the related adjustment for federal income taxes.

Valuation Reserves: The asset valuation reserve ("AVR") is determined by an NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates, and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral on interest maintenance reserve ("IMR") is reported as a component of other liabilities in the accompanying balance sheets.

Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairments are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Premiums: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

Benefit and Contract Reserves: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Subsidiaries: The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Nonadmitted Assets: Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non-operating software, past-due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual* are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

Employee Benefits: For purposes of calculating the Company's postretirement benefit obligation, only vested participants and current retirees are included in the valuation. Under GAAP, active participants not currently vested are also included.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

Deferred Income Taxes: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are nonadmitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Surplus Notes: Surplus notes are reported as a component of surplus. Under statutory accounting practices, no interest is recorded on the surplus notes until payment has been approved by the Minnesota Division of Insurance. Under GAAP, surplus notes are reported as liabilities and the related interest is reported as a charge to earnings over the term of the note.

Statements of Cash Flows: Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

Participation Fund Account

On January 3, 1989, the Minnesota Division of Insurance approved a Plan of Conversion and Reorganization ("the Plan"), which provided, among other things, for the conversion of the Company from a combined stock and mutual life insurance company to a stock life insurance company.

The Plan provided for the establishment of a Participation Fund Account ("PFA") for the benefit of certain participating individual life insurance policies and annuities issued by the Company prior to the effective date of the Plan. Under the terms of the PFA, the insurance liabilities and assets (approximately $270,000,000 as of December 31, 2003) with respect to such policies are included in the Company's financial statements but are segregated in the accounting records of the Company to assure the continuation of policyholder dividend practices.

Reconciliation to GAAP

The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

Investments

Investments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method. The Company has elected to use the book value as of January 1, 1994, as the cost for applying the retrospective method to securities purchased prior to that date where historical cash flows are not readily available.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the SVO.

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/losses are reported in unassigned surplus along with the adjustment for federal income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer, future economic conditions and market forecasts, and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.

The Company uses derivatives such as interest rate swaps, caps and floors, forwards and options as part of its overall interest rate risk management strategy for certain life insurance and annuity products. As the Company only uses derivatives for hedging purposes, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.
Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Interest rate caps and floors are used to limit the effects of changing interest rates on yields of variable rate or short-term assets or liabilities. The initial cost of any such agreement is amortized to net investment income over the life of the agreement. Periodic payments that are receivable as a result of the agreements are accrued as an adjustment of interest income or benefits from the hedged items.

Derivatives are reported in a manner that is consistent with the hedged asset or liability. All derivatives are reported at amortized cost with the exception of S&P Options. S&P Options are reported at fair value since the liabilities that are being hedged are reported at fair value. The unrealized gains or losses from S&P Options are reported in investment income. Upon termination of a derivative that qualified for hedge accounting, the gain or loss is deferred in IMR or adjusts the basis of the hedged item.

The Company's insurance subsidiaries are reported at their underlying statutory basis net assets, and the Company's noninsurance subsidiaries are reported at the GAAP-basis of their net assets. Dividends from subsidiaries are included in net investment income. The remaining net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses.

Mortgage loans are reported at amortized cost, less allowance for impairments.

Contract loans are reported at unpaid principal balances.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost; other real estate is reported at the lower of depreciated cost or fair value. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

For reverse repurchase agreements, Company policies require a minimum of 95% of the fair value of securities purchased under reverse repurchase agreements to be maintained as collateral. Cash collateral received is invested in short-term investments and the offsetting collateral liability is included in miscellaneous liabilities.

Reverse dollar repurchase agreements are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

The Company engages in securities lending whereby certain domestic bonds from its portfolio are loaned to other institutions for short periods of time. Collateral, primarily cash, which is in excess of the market value of the loaned securities, is deposited by the borrower with a lending agent, and retained and invested by the lending agent to generate additional income for the Company. The Company does not have access to the collateral. The Company's policy requires a minimum of 102% of the fair value of securities loaned to be maintained as collateral. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates.

At December 31, 2003 and 2002, the Company had loaned securities (which are reflected as invested assets on the balance sheets) with a market value of approximately $21,819,000 and $40,335,000, respectively.

Short-term investments are reported at amortized cost. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Partnership interests, which are included in other invested assets, are reported at the underlying audited GAAP equity of the investee.

Residual collateralized mortgage obligations, which are included in other invested assets, are reported at amortized cost using the effective interest method.

Realized capital gains and losses are determined using the specific identification method.

Cash on hand includes cash equivalents. Cash equivalents are short-term investments that are both readily convertible to cash and have an original maturity date of three months or less. Short-term investments are carried at amortized cost, which approximates market value.

Aggregate Reserve for Life Policies and Contracts

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 2.0% to 13.5%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in the valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating. For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the Minnesota Division of Insurance, is $17,079,672,000 at December 31, 2003. The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $340,363,000 at December 31, 2003.

The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with Statements of Statutory Accounting Principles ("SSAP") No. 54, *Individual and Group Accident and Health Contracts*.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Real Estate and Electronic Data Processing Equipment

Electronic data processing equipment is carried at cost less accumulated depreciation. Depreciation for major classes of assets is calculated on a straight-line basis over the estimated useful life of the assets.

Participating Insurance

Participating business approximates less than 1.0% of the Company's ordinary life insurance in force and 8.5% of premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividend expense of $20,975,000 and $22,057,000 was incurred in 2003 and 2002, respectively.

Pension Plans

The Company provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plan. The Company also provides a contributory retirement plan for substantially all employees.

Nonadmitted Assets

Nonadmitted assets are summarized as follows:

	December 31		
	2003		**2002**
	(In Thousands)		
Deferred federal income taxes	$ 229,550	$	247,640
Agents' debit balances	1,439		(4,730)
Furniture and equipment	7,489		5,231
Deferred and uncollected premium	4,440		4,802
Non-operating software asset in progress	3,292		5,971
Other	13,952		14,406
Total nonadmitted assets	$ 260,162	$	273,320

Changes in nonadmitted assets are generally reported directly in surplus as an increase or decrease in nonadmitted assets.

Claims and Claims Adjustment Expenses

Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2003. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claims payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2003.

Cash Flow Information

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments with a maturity of less than one year at the date of acquisition.

Separate Accounts

Most separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets of these accounts are carried at fair value.

Certain other separate accounts relate to experience-rated group annuity contracts that fund defined contribution pension plans. These contracts provide guaranteed interest returns for one year only, where the guaranteed interest rate is re-established each year based on the investment experience of the separate account. In no event can the interest rate be less than zero. The assets and liabilities of these separate accounts are carried at book value.

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. The operations of the separate accounts are not included in the accompanying statements of operations.

Reclassifications

Certain prior year amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2003 financial statement presentation.

2. Permitted Statutory Basis Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Minnesota Division of Insurance. The Minnesota Division of Insurance recognizes only statutory accounting practices prescribed or permitted by the state of Minnesota for determining and reporting the financial condition and results of operations of an insurance company for determining its solvency under the Minnesota Insurance Laws. The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the state of Minnesota. The Commissioner of Commerce has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Minnesota Division of Insurance. As of December 31, 2003 and 2002, the Company had no such permitted accounting practices.

3. Accounting Changes and Correction of Errors

Accounting Changes

Effective with the Northern Life merger, the Company's accounting policy for the Commissioners' Annuity Reserve Validation Method ("CARVM") reserves was adopted and applied to Northern Life's variable annuity reserves. The accompanying financials reflect this consistent accounting policy.

Correction of Errors

Subsequent to the issuance of the 2001 financial statements, the Company identified an error in the transfers from separate accounts due and accrued reported in the balance sheet as of December 31, 2001. The transfers from separate accounts due and accrued were understated by $52,953,000 at December 31, 2001 ($34,419,000 after tax). In accordance with SSAP No. 3, *Accounting Changes and Correction of Errors*, the error was corrected in June 2002 as an adjustment to the January 1, 2002 unassigned surplus balance.

RELIASTAR LIFE INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis

4. Investments

The amortized cost and fair value of bonds and equity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
At December 31, 2003:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 291,926	$ 716	$ 2,601	$ 290,041
States, municipalities, and political subdivisions	19,685	594	303	19,976
Foreign government	206,351	19,965	320	225,996
Public utilities securities	965,279	65,016	5,597	1,024,698
Corporate securities	5,893,363	331,964	46,857	6,178,470
Mortgage-backed securities	2,998,019	62,076	43,204	3,016,891
Commercial mortgage-backed securities	618,813	40,864	1,844	657,833
Other asset-backed securities	1,097,221	41,266	26,330	1,112,157
Total fixed maturities	12,090,657	562,461	127,056	12,526,062
Preferred stocks	44,624	67	704	43,987
Common stocks	900	282	110	1,072
Total equity securities	45,524	349	814	45,059
Total	$ 12,136,181	$ 562,810	$ 127,870	$ 12,571,121
At December 31, 2002:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 531,833	$ 11,047	$ 109	$ 542,771
States, municipalities, and political subdivisions	25,709	862	72	26,499
Foreign government	106,820	22,938	-	129,758
Public utilities securities	681,175	35,816	8,058	708,933
Corporate securities	5,160,707	319,765	76,549	5,403,923
Mortgage-backed securities	2,870,128	116,143	37,743	2,948,528
Commercial mortgage-backed securities	503,246	54,756	9	557,993
Other asset-backed securities	1,671,857	47,562	74,580	1,644,839
Total fixed maturities	11,551,475	608,889	197,120	11,963,244
Preferred stocks	48,624	60	-	48,684
Common stocks	1,157	-	200	957
Total equity securities	49,781	60	200	49,641
Total	$ 11,601,256	$ 608,949	$ 197,320	$ 12,012,885

As of December 31, 2003, the aggregate fair values of debt securities with unrealized losses and the time period that cost exceeded fair value are as follows:

	Less than 6 months below cost		More than 6 months and less than 12 months below cost		More than 12 months below cost		Total	
			(In Thousands)					
Fair value	$	1,260,418	$	1,296,950	$	248,529	$	2,805,897
Unrealized loss		20,232		57,141		49,683		127,056

Of the unrealized losses more than 6 months and less than 12 months in duration of $57,141,000, there were $12,828,000 in unrealized losses that are primarily related to interest rate movement or spread widening for other than credit-related reasons. Business and operating fundamentals are performing as expected. The remaining unrealized losses of $44,313,000 as of December 31, 2003 included the following significant items:

$26,444,000 of unrealized losses related to mortgage-backed and structured securities reviewed for impairment under the guidance prescribed by SSAP No. 43 *Loan-backed and Structured Securities*. This category includes U.S. government-backed securities, principal protected securities and structured securities which did not have an adverse change in cash flows for which the fair value was $613,675,000.

$7,536,000 of unrealized losses related to the energy/utility industry, for which the fair value was $123,627,000. During 2003, the energy sector recovered due to a gradually improving economic picture and the lack of any material accounting irregularities similar to those experienced in the prior two years. Current analysis indicates that the debt will be serviced in accordance with the contractual terms.

$6,320,000 of unrealized losses related to non-domestic issues, with no unrealized loss exposure per country in excess of $1,965,000, for which the fair value was $144,772,000. Credit exposures are well diversified in these markets, including banking, metals, food, and beverage companies.

$1,741,000 of unrealized losses related to the telecommunications/cable/media industry, for which the fair value was $59,428,000. During 2003, the sector recovered somewhat due to a gradually improving economy and reduced investor concern with management decisions even though it remains challenged by over-capacity. Exposure is primarily focused in the largest and most financially secure companies in the sector.

The remaining unrealized losses totaling $2,272,000 related to a fair value of $17,900,000.

Of the unrealized losses more than 12 months in duration of $49,683,000, there were $897,000 in unrealized losses that are primarily related to interest rate movement or spread widening for other than credit-related reasons. Business and operating fundamentals are performing as expected. The remaining unrealized losses of $48,786,000 as of December 31, 2003 included the following significant items:

$33,302,000 of unrealized losses related to mortgage-backed and structured securities reviewed for impairment under the guidance prescribed by SSAP No. 43 *Loan-backed and Structured Securities*. This category includes U.S. government-backed securities, principal protected securities and structured securities which did not have an adverse change in cash flows for which the fair value was $116,226,000.

$9,579,000 of unrealized losses related to the airline industry, for which the fair value was $59,742,000. During 2003, the airline industry continued to suffer despite a gradually improving economy. The majority of the airline investments are comprised of Enhanced Equipment Trust Certificates ("EETC").   Current analysis indicates the specific collateral backing EETC investments are predominantly represented by newer models that are expected to be retained as individual airlines reduce their fleets.

$1,956,000 of unrealized losses related to the telecommunications/cable/media industry, for which the fair value was $12,015,000. During 2003, the sector recovered somewhat due to a gradually improving economy and reduced investor concern with management decisions even though it remains challenged by over-capacity. Exposure is primarily focused in the largest and most financially secure companies in the sector.

$1,572,000 of unrealized losses related to non-domestic issues, with no unrealized loss exposure per country in excess of $1,297,000 for which the fair value was $24,400,000. Credit exposures are in banking in Canada and Great Britain.

The remaining unrealized losses totaling $2,377,000 related to a fair value of $15,292,000.

The amortized cost and fair value of investments in bonds at December 31, 2003, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)	
December 31, 2003		
Maturity:		
Due in 1 year or less	$ 173,737	$ 177,948
Due after 1 year through 5 years	2,703,171	2,837,263
Due after 5 years through 10 years	3,110,820	3,266,285
Due after 10 years	1,388,876	1,457,685
Total	7,376,604	7,739,181
Mortgage-backed securities	2,998,019	3,016,891
Other structured securities	618,813	657,833
Commercial mortgage-backed securities	1,097,221	1,112,157
Total	$ 12,090,657	$ 12,526,062

At December 31, 2003, investments in certificates of deposit and bonds, with an admitted asset value of $135,011,000 were on deposit with state insurance departments to satisfy regulatory requirements.

Reconciliation of bonds from amortized cost to carrying value as of December 31, 2003 and 2002 is as follows:

	December 31	
	2003	2002
	(In Thousands)	
Amortized cost	$ 12,090,657	$ 11,551,475
Less nonadmitted bonds	(6,120)	(19,731)
Carrying value	$ 12,084,537	$ 11,531,744

Proceeds from the sale of investments in bonds and other fixed maturity interest securities were $8,252,957,000 and $10,743,639,000 in 2003 and 2002, respectively. Gross gains of $169,481,000 and $206,470,000 and gross losses of $64,858,000 and $190,854,000 during 2003 and 2002, respectively, were realized on those sales. A portion of the gains realized in 2003 and 2002 has been deferred to future periods in the IMR.

Major categories of net investment income are summarized as follows:

| | Year ended December 31 | |
	2003	2002
	(In Thousands)	
Income:		
Equity securities - affiliated	$ 27,600	$ 55,000
Equity securities - unaffiliated	3,060	4,459
Bonds	742,698	833,072
Mortgage loans	154,819	145,993
Contract loans	34,862	33,090
Company-occupied property	14,826	20,634
Other	31,773	27,459
Total investment income	1,009,638	1,119,707
Investment expenses	(88,588)	(94,366)
Net investment income	$ 921,050	$ 1,025,341

As part of its overall investment strategy, the Company has entered into agreements to purchase securities as follows:

| | December 31 | |
	2003	2002
	(In Thousands)	
Investment purchase commitments	$ 142,518	$ 167,893

The Company entered into reverse dollar repurchase agreements to increase its return on investments and improve liquidity. Reverse dollar repurchases involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The reverse dollar repurchases are accounted for as short-term collateralized financing and the repurchase obligation is reported in borrowed money. The repurchase obligation totaled $398,538,000 and $468,079,000 at December 31, 2003 and 2002, respectively. The securities underlying these agreements are mortgage-backed securities with a book value of $398,479,000 and $464,004,000 and fair value of $400,498,000 and $472,748,000 at December 31, 2003 and 2002, respectively. The securities have a weighted average coupon rate of 5.9% and have maturities ranging from December 2018 through 2033. The primary risk associated with short-term collateralized borrowings is that the counterparty may be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, which was not material at December 31, 2003. The Company believes the counterparties to the reverse dollar repurchase agreements are financially responsible and that the counterparty risk is minimal.

The Company participates in reverse repurchase transactions. Such transactions include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same securities in the near term. The proceeds are invested in new securities of intermediate durations. The terms of the reverse repurchase agreements call for payment on interest at a rate of 1.1%. The agreements mature prior to the end of January 2004. At December 31, 2003, the amount due on these agreements included in borrowed money is $16,500,000 and $16,000,000 at December 31, 2003 and 2002, respectively. The securities underlying these agreements are mortgage-backed securities with a book value of $16,164,000 and $16,622,000 and fair value of $16,811,000 and $16,807,000 at December 31, 2003 and 2002, respectively. The securities have a weighted average coupon of 5.0% and have a maturity of December 2033.

The maximum and minimum lending rates for long-term mortgage loans during 2003 were 6.05% and 3.45%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of a loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages was 73.1% on commercial properties. As of December 31, 2003, the Company held no mortgages with interest more than 180 days overdue. Total interest due as of December 31, 2003 and 2002, respectively, is $2,000 and $41,000.

The Company had impaired mortgage loans without an allowance for credit losses of $6,420,000 and $8,139,000 as of December 31, 2003 and 2002, respectively.

In the course of the Company's asset management activities, securities are sold and reacquired within 30 days of the sale date to enhance the Company's return on its investment portfolio or to manage interest rate risk. The table below summarizes the number of transactions, the book value, and the gain or loss of the Company's financial instruments with respect to securities sold and reacquired within 30 days of the sale date:

Bonds	Number of Transactions		Book Value		Cost of Securities Repurchased		Gain/(Loss)
			(In Thousands)				
NAIC 3	31	$	29,478	$	58,646	$	4,403
NAIC 4	1		1,974		1,974		93
NAIC 5	1		670		648		(22)
Preferred Stock							
NAIC 5	1	$	1,000	$	1,000	$	-

5. Derivative Financial Instruments Held for Purposes Other than Trading

The Company utilizes derivatives such as swaps, caps, floors, and options to reduce and manage risks, which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows which the Company has acquired or incurred. Hedge accounting practices are supported by cash flow matching, scenario testing and duration matching.

The Company uses interest rate swaps to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities. Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount. Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreements without an exchange of the underlying principal amount.

Interest rate cap and interest rate floor agreements owned entitle the Company to receive payments to the extent reference interest rates exceed or fall below strike levels in the contracts based on the notional amounts.

The Company uses S&P options to hedge against an increase in the S&P Index. Such increases result in increased reserve liabilities, and the options offset this increased expense. The options are accounted for in a consistent manner with the underlying reserve liabilities, which are carried at fair value with the change in value recorded in the statements of operations. If the options mature in the money, the amount received is recorded in income to offset the increased expense for the reserve liabilities.

Premiums paid for the purchase of interest rate contracts are included in other invested assets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

Amounts paid or received, if any, from such contracts are included in interest expense or income. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets. Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Interest rate contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives are recorded as investment income. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

The Company is exposed to credit loss in the event of nonperformance by counterparties on derivative contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts.

The table below summarizes the Company's interest rate contracts included in other invested assets at December 31, 2003 and 2002:

	Notional Amount	Carrying Value	Fair Value
	(In Thousands)		
December 31, 2003			
Interest rate contracts:			
Swaps	$ 369,203	$ -	$ (4,313)
Caps owned	375,000	2,067	63
Options owned	72,204	6,270	6,270
Forwards owned	66,714	323	323
Total derivatives	$ 883,121	$ 8,660	$ 2,343
December 31, 2002			
Interest rate contracts:			
Swaps	$ 580,000	$ -	$ 31,780
Caps owned	375,000	3,974	809
Options owned	72,465	4,020	4,020
Forwards owned	42,520	-	44
Total derivatives	$ 1,069,985	$ 7,994	$ 36,653

6. Concentrations of Credit Risk

The Company held less-than-investment-grade corporate bonds with an aggregate book value of $926,069,000 and $718,899,000 and an aggregate market value of $949,663,000 and $667,679,000 at December 31, 2003 and 2002, respectively. Those holdings amounted to 7.7% of the Company's investments in bonds and 4.5% of total admitted assets at December 31, 2003. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $200,056,000 and $450,744,000, with an aggregate NAIC market value of $196,679,000 and $456,604,000 at December 31, 2003 and 2002, respectively. The carrying value of these holdings amounted to 1.7% of the Company's investment in bonds and 1.0% of the Company's total admitted assets at December 31, 2003.

RELIASTAR LIFE INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis

At December 31, 2003, the Company's commercial mortgages involved a concentration of properties located in California (17.0%) and Washington (7.41%). The remaining commercial mortgages relate to properties located in 36 other states. The portfolio is well diversified, covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $39,192,000.

7. Annuity Reserves

At December 31, 2003 and 2002, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

	Amount		Percent	
	(In Thousands)			
December 31, 2003				
Subject to discretionary withdrawal (with adjustment):				
With market value adjustment	$	354,927	3.0	%
At book value less surrender charge		1,858,390	15.9	
At fair value		2,945,708	25.1	
Subtotal		5,159,025	44.0	
Subject to discretionary withdrawal (without adjustment):				
At book value with minimal or no charge or adjustment		5,709,734	48.8	
Not subject to discretionary withdrawal		841,734	7.2	
Total annuity reserves and deposit fund liabilities				
before reinsurance		11,710,493	100.0	%
Less reinsurance ceded		13,899		
Net annuity reserves and deposit fund liabilities	$	11,696,594		
December 31, 2002				
Subject to discretionary withdrawal (with adjustment):				
With market value adjustment	$	407,469	3.7	%
At book value less surrender charge		2,126,412	19.4	
At fair value		2,809,356	25.6	
Subtotal		5,343,237	48.7	
Subject to discretionary withdrawal (without adjustment):				
At book value with minimal or no charge or adjustment		4,644,836	42.3	
Not subject to discretionary withdrawal		987,240	9.0	
Total annuity reserves and deposit fund liabilities				
before reinsurance		10,975,313	100.0	%
Less reinsurance ceded		13,318		
Net annuity reserves and deposit fund liabilities	$	10,961,995		

8. Employee Benefit Plans

Pension Plan and Postretirement Benefits

Effective December 31, 2001 the qualified plan of the Company, along with certain other U.S. subsidiaries of ING AIH, were merged into one plan which will be recognized in ING AIH's financial statements. As a result of this plan merger, the Company transferred its qualified pension asset to ING North America Insurance Corporation, an affiliate. In addition, the Company maintains a nonqualified unfunded Supplemental Employees Retirement Plan ("SERP").

A summary of assets, obligations and assumptions of the Pension and Other Postretirement Benefits Plans are as follows:

	Pension Benefits		Other Benefits	
	2003	2002	2003	2002
	(In Thousands)			
Change in benefit obligation				
Benefit obligation at beginning of year	$ 30,107	$ 27,921	$ 17,491	$ 15,049
Service cost	-	7	1,326	1,139
Interest cost	1,952	2,007	1,125	1,166
Contribution by plan participants	-	-	5,189	954
Actuarial gain (loss)	8,997	2,750	(6,770)	4,481
Benefits paid	(2,802)	(2,578)	(6,758)	(2,148)
Plan amendments	-	-	-	(3,151)
Benefit obligation at end of year	$ 38,254	$ 30,107	$ 11,603	$ 17,490
Change in plan assets				
Fair value of plan assets at beginning of year	$ -	$ -	$ -	$ -
Employer contributions	2,802	2,578	1,569	1,195
Plan participants' contributions	-	-	5,189	953
Benefits paid	(2,802)	(2,578)	(6,758)	(2,148)
Fair value of plan assets at end of year	$ -	$ -	$ -	$ -

RELIASTAR LIFE INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis

| | Pension Benefits | | Other Benefits | |
	2003	2002	2003	2002
	(In Thousands)			
Funded status	$ (38,254)	$ (30,107)	$ (11,603)	$ (17,490)
Unamortized prior service credit	(40)	(44)	(1,603)	(1,497)
Unrecognized net gain/(loss)	16,208	7,409	(6,083)	710
Remaining net obligation	19,488	20,630	-	-
Total funded status	$ (2,598)	$ (2,112)	$ (19,289)	$ (18,277)
Components of net periodic benefit cost				
Service cost	$ -	$ 7	$ 1,326	$ 1,139
Interest cost	1,952	2,007	1,125	1,166
Expected return on plan assets	-	-	-	-
Amortization of unrecognized transition obligation or transition asset	1,146	1,146	-	-
Amount of unrecognized gains and losses	194	139	23	(294)
Amount of prior service cost recognized	(5)	(5)	105	1,689
Total net periodic benefit cost	$ 3,287	$ 3,294	$ 2,579	$ 3,700

In addition, the Company has pension benefit obligation and other benefit obligation for non-vested employees as of December 31, 2003 and 2002 in the amount of $11,049,000 and $11,168,000, respectively.

Assumptions used in determining the accounting for the defined benefit plans as of December 31, 2003 and 2002 were as follows:

	2003		2002	
Weighted-average discount rate	6.25	%	6.75	%
Rate of increase in compensation level	3.75	%	3.75	%
Expected long-term rate of return on assets	8.75	%	9.00	%

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.25% at December 31, 2003 and 6.50% at December 31, 2002.

401(k) Plan

The ING Savings Plan and ESOP is a defined contribution plan sponsored by ING AIH, which is available to substantially all home office employees. Participants may make contributions to the plan through salary reductions up to a maximum of $12,000 for 2003 and $11,000 for 2002. Such contributions are not currently taxable to the participants. ING AIH matches up to 6% of pre-tax eligible pay at 100% and allocates expenses to the Company for their portion of the match. Amounts allocated to the Company were $4,278,000 and $4,101,000 for 2003 and 2002, respectively.

9. Separate Accounts

Separate account assets and liabilities primarily represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid or payable to the separate account policy and contract holders.

Premiums, deposits, and other considerations received for the years ended December 31, 2003 and 2002 were $331,182,000 and $440,057,000, respectively.

The general nature and characteristics of the separate accounts business follows:

	Non-Indexed Guarantee Less than/ equal to 4%	Non- Guaranteed Separate Accounts	Total
		(In Thousands)	
December 31, 2003			
Premium, consideration or deposits for the year	$ -	$ 331,182	$ 331,182
Reserves for separate accounts with assets at:			
Fair value	$ -	$ 3,916,434	$ 3,916,434
Amortized cost	174,758	-	174,758
Total reserves	$ 174,758	$ 3,916,434	$ 4,091,192
Reserves for separate accounts by			
withdrawal characteristics:			
Subject to descretionary withdrawal:			
With market value adjustment	$ 174,758	$ -	$ 174,758
At market value	-	3,893,950	3,893,950
Subtotal	174,758	3,893,950	4,068,708
Not subject to discretionary withdrawal	-	22,484	22,484
Total separate account liabilities	$ 174,758	$ 3,916,434	$ 4,091,192
December 31, 2002			
Premium, consideration or deposits for the year	$ -	$ 440,057	$ 440,057
Reserves for separate accounts with assets at:			
Fair value	$ -	$ 3,308,972	$ 3,308,972
Amortized cost	191,277	-	191,277
Total reserves	$ 191,277	$ 3,308,972	$ 3,500,249
Reserves for separate accounts by			
withdrawal characteristics:			
Subject to descretionary withdrawal:			
With market value adjustment	$ 191,277	$ -	$ 191,277
At market value	-	3,294,535	3,294,535
Subtotal	191,277	3,294,535	3,485,812
Not subject to discretionary withdrawal	-	14,437	14,437
Total separate account liabilities	$ 191,277	$ 3,308,972	$ 3,500,249

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	December 31			
	2003		**2002**	
	(In Thousands)			
Transfers as reported in the Summary of Operations				
of the Separate Accounts Statement:				
Transfers to separate accounts	$	334,233	$	796,772
Transfers from separate accounts		(373,859)		(937,201)
Net transfers from separate accounts		(39,626)		(140,429)
Reconciling adjustments:				
Miscellaneous transfers		4,913		154,465
Transfers as reported in the Statements of Operations	$	(34,713)	$	14,036

10. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Assumed premiums amounted to $610,961,000 and $575,098,000 for the years ended December 31, 2003 and 2002, respectively.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	December 31			
	2003		**2002**	
	(In Thousands)			
Premiums	$	366,893	$	410,277
Benefits paid or provided		320,630		271,440
Policy and contract liabilities at year end		1,659,984		1,405,545

11. Federal Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. The method of tax allocation is governed by a written tax sharing agreement. The tax sharing agreement provides that each member of the consolidated return shall reimburse the Company for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate.

The components of the net deferred tax assets are as follows:

	December 31			
	2003		2002	
	(In Thousands)			
Total deferred tax assets	$	411,332	$	440,365
Total deferred tax liabilities		(92,967)		(73,220)
Net deferred tax assets		318,365		367,145
Deferred tax asset nonadmitted		(229,550)		(247,640)
Net admitted deferred tax asset	$	88,815	$	119,505
Decrease in nonadmitted asset	$	18,090	$	12,102

Current income taxes incurred consist of the following major components:

	Year ended December 31			
	2003		2002	
	(In Thousands)			
Federal taxes on operations	$	58,198	$	98,756
Federal taxes on capital gains		2,659		(11,255)
Total current taxes incurred	$	60,857	$	87,501

RELIASTAR LIFE INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis

The main components of deferred tax assets and deferred tax liabilities are as follows:

	December 31	
	2003	**2002**
	(In Thousands)	
Deferred tax assets resulting from book/tax differences in:		
Deferred acquisition costs	$ 124,142	$ 123,718
Insurance reserves	145,537	127,049
Investments	33,000	37,815
Compensation and benefits	26,278	31,110
Due and deferred premium	-	16,961
Nonadmitted assets and other surplus items	21,623	28,246
Unrealized loss on investments	-	4,968
Litigation accruals	13,927	14,856
Costs of collection and loading	4,440	6,658
Present value of insurance in force	3,645	4,860
Other	38,740	44,124
Total deferred tax assets	411,332	440,365
Deferred tax assets nonadmitted	(229,550)	(247,640)
Admitted deferred tax assets	181,782	192,725
Deferred tax liabilities resulting from book/tax differences in:		
Investments	13,599	15,695
Due and deferred premium	42,075	20,209
Depreciable assets	26,815	31,325
Unrealized gain on investments	6,169	-
Insurance reserves	1,088	587
Other	3,221	5,404
Total deferred tax liabilities	92,967	73,220
Net admitted deferred tax asset	$ 88,815	$ 119,505

RELIASTAR LIFE INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis

The change in net deferred income taxes is comprised of the following:

	December 31					
		2003		2002		Change
		(In Thousands)				
Total deferred tax assets	$	411,332	$	440,365	$	(29,033)
Total deferred tax liabilities		(92,967)		(73,220)		(19,747)
Net deferred tax asset	$	318,365	$	367,145		(48,780)
Remove current year change in unrealized gains						9,618
Change in net deferred income tax						(39,162)
Remove other items in surplus:						
Current year change in non-admitted assets						(3,850)
Other						1,367
Change in deferred taxes for rate reconciliation					$	(41,645)

The provision for federal income taxes incurred and change in deferred taxes is different from that which would be obtained by applying the statutory federal income tax rate to income (including capital items) before income taxes. The significant items causing this difference are:

		Year Ended December 31, 2003
		(In Thousands)
Ordinary income	$	291,594
Capital gains		15,335
Total pre-tax book income	$	306,929
Provision computed at statutory rate	$	107,425
Refinement of deferred tax balances		4,896
Dividends received deduction		(12,827)
Interest Maintenance Reserve		3,752
Other		(744)
Total	$	102,502
Federal income taxes incurred	$	60,857
Change in net deferred income taxes		41,645
Total statutory income taxes	$	102,502

The amount of federal income taxes incurred that will be available for recoupment in the event of future net losses is $100,559,000 and $75,806,000 from 2003 and 2002, respectively.

The Company has a payable of $32,750,000 and $109,011,000 at December 31, 2003 and 2002, respectively, for federal income taxes under the intercompany tax sharing agreement.

Prior to 1984, the Company was allowed certain special deductions for federal income tax reporting purposes that were required to be accumulated in a "policyholders' surplus account" ("PSA"). In the event those amounts are distributed to shareholders, or the balance of the account exceeds certain limitations prescribed by the Internal Revenue Code, the excess amounts would be subject to income tax at current rates. Income taxes also would be payable at current rates if the Company ceases to qualify as a life insurance company for tax reporting purposes, or if the income tax deferral status of the PSA is modified by future tax legislation. Management does not intend to take any actions nor does management expect any events to occur that would cause income taxes to become payable on the PSA balance. Accordingly, the Company has not accrued income taxes on the PSA balance of $32,641,000 at December 31, 2003. However, if such taxes were assessed, the amount of the taxes payable would be $11,424,000. No deferred tax liabilities are recognized related to the PSA.

12. Investment in and Advances to Subsidiaries

The Company has two wholly owned insurance subsidiaries at December 31, 2003, ReliaStar Life Insurance Company of New York ("RNY") and ReliaStar Reinsurance Group "UK" LTD. The Company also has three wholly owned noninsurance subsidiaries, NWNL Benefits Corporation, Norlic, Inc. and Superior Vision Services.

Amounts invested in and advanced to the Company's subsidiaries are summarized as follows:

	December 31	
	2003	2002
	(In Thousands)	
Preferred stock (cost $4,664 in 2003 and 2002)	$ 4,664	$ 4,664
Common stock (cost $213,573 in 2003 and 2002)	313,686	265,486

Summarized financial information for these subsidiaries is as follows:

	December 31	
	2003	2002
	(In Thousands)	
Revenues	$ 367,867	$ 395,485
Income before net realized gains (losses) on investments	52,473	(24,153)
Net income (loss)	52,502	(34,994)
Admitted assets	2,712,832	2,656,874
Liabilities	2,399,298	2,391,309

The Company received cash dividends from its subsidiary, RNY, via Security-Connecticut, of $25,500,000 and $14,400,000 in 2003 and 2002, respectively.

13. Capital and Surplus

Under Minnesota insurance regulations, the Company is required to maintain a minimum total capital and surplus of $2,000,000. Additionally, the amount of dividends which can be paid by the Company to its shareholder without prior approval of the Minnesota Division of Insurance is limited to the greater of 10% of statutory surplus or the statutory net gain from operations.

Lion loaned $100,000,000 to the Company under a surplus note dated December 1, 2001. The surplus note provides, subject to the regulatory constraints discussed below, that (1) it is a surplus note which will mature on September 15, 2021 with principal due at maturity, but payable without penalty, in whole or in part before maturity; (2) interest is payable at a variable rate based upon an annualized yield rate for U.S. Treasury Bonds payable semi-annually; and (3) in the event that the Company is in default in the payment of any required interest or principal, the Company cannot pay cash dividends on its capital stock (all of which is owned directly by Lion). The surplus note further provides that there may be no payment of interest or principal without the express approval of the Minnesota Division of Insurance. For the year ended December 31, 2003 and 2002, respectively, total interest paid totaled $4,600,000 and $6,400,000. Accrued interest was $0 and $1,400,000 for the years ended December 31, 2003 and 2002, respectively.

Life and health insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2003, the Company meets the RBC requirements.

14. Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

| | December 31 | | | |
| | 2003 | | 2002 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$ 12,084,537	$ 12,526,062	$ 11,531,744	$ 11,963,244
Preferred stocks	44,479	43,987	48,624	48,684
Unaffiliated common stocks	1,072	1,072	957	957
Mortgage loans	2,169,371	2,360,151	1,931,822	2,173,488
Contract loans	671,241	671,241	679,404	679,404
Derivative securities	8,660	2,343	7,994	36,653
Short-term investments	23,908	23,908	115,650	115,650
Cash	50,831	50,831	25,374	25,374
Indebtedness from related parties	2,267	2,267	43,433	43,433
Separate account assets	4,368,512	4,368,512	3,733,364	3,733,364
Receivable for securities	37,928	37,928	5,240	5,240
Liabilities:				
Individual and group annuities	7,813,260	7,746,805	7,291,610	7,276,070
Guaranteed investment contracts	-	-	115,222	119,819
Deposit-type contracts	670,907	614,891	679,447	638,810
Policyholder dividends	22,318	22,318	22,177	22,177
Indebtedness to related parties	57,383	57,383	17,191	17,191
Separate account liabilities	1,714,477	1,714,477	2,856,683	2,856,683
Payable for securities	1,429	1,429	6,039	6,039

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash and short-term investments: The carrying amounts reported in the accompanying balance heets for these financial instruments approximate their fair values.

Fixed maturities and equity securities: The fair values for bonds, preferred stocks and common stocks reported herein are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 1% and 13% over the total portfolio. Fair values determined on this basis can differ from values published by the SVO. Fair value as determined by the SVO as of December 31, 2003 and 2002 is $12,478,443,000 and $12,331,071,000, respectively.

Mortgage loans: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

Residual collateralized mortgage obligations: Residual collateralized mortgage obligations are included in the other invested assets balances. Fair values are based on independent pricing sources.

Derivative financial instruments: Fair values for on-balance-sheet derivative financial instruments (caps, options and floors) and off-balance-sheet derivative financial instruments (swaps) are based on broker/dealer valuations or on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties' credit standing.

Guaranteed investment contracts: The fair values of the Company's guaranteed investment contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

Other investment-type insurance contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values of the contracts. The carrying values of other policyholder liabilities, including individual and group annuities, policyholder dividends and deposit-type contracts, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

15. Commitments and Contingencies

The Company is a party to threatened or pending lawsuits arising from the normal conduct of business. Due to the climate in insurance and business litigation, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of pending lawsuits, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of pending lawsuits will not have a materially adverse effect on the Company's operations or financial position.

Other Matters

Like many financial services companies, certain U.S. affiliates of ING Groep N.V. ("ING"), the Company's ultimate parent, have received informal and formal requests for information since September 2003 from various governmental and self-regulatory agencies in connection with investigations related to mutual funds and variable insurance products. ING has cooperated fully with each request.

In addition to responding to regulatory requests, ING management initiated an internal review of trading in ING insurance, retirement, and mutual fund products. The goal of this review has been to identify whether there have been any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel. This internal review is being conducted by independent special counsel and auditors. Additionally, ING reviewed its controls and procedures in a continuing effort to deter improper frequent trading in ING products. ING's internal reviews related to mutual fund trading are continuing.

The internal review has identified several arrangements allowing third parties to engage in frequent trading of mutual funds within our variable insurance and mutual fund products, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Most of the identified arrangements were initiated prior to ING's acquisition of the businesses in question. In each arrangement identified, ING has terminated the inappropriate trading, taken steps to discipline or terminate employees who were involved, and modified policies and procedures to deter inappropriate activity. While the review is not completed, management believes the activity identified does not represent a systemic problem in the businesses involved.

These instances included agreements (initiated in 1998) that permitted one variable life insurance customer of the Company to engage in frequent trading, and to submit orders until 4pm Central Time, instead of 4pm Eastern Time. The Company was acquired by ING in 2000. The late trading arrangement was immediately terminated when current senior management became aware of it in 2002. ING believes that no profits were realized by the customer from the late trading aspect of the arrangement.

In addition, the review has identified five arrangements that allowed frequent trading of funds within variable insurance products issued by the Company and by ING USA Annuity & Life Insurance Company; an affiliate of the Company and in certain ING Funds. ING entities did not receive special benefits in return for any of these arrangements, which have all been terminated. The internal review also identified two investment professionals who engaged in improper frequent trading in ING Funds.

ING will reimburse any ING Fund or its shareholders affected by inappropriate trading for any profits that accrued to any person who engaged in improper frequent trading for which ING is responsible. Management believes that the total amount of such reimbursements will not be material to ING or its U.S. business.

Operating Leases

The Company leases office space under various noncancelable operating lease agreements that expire through January 2009. Rental expense for 2003 and 2002 was approximately $12,030,000 and $8,518,000.

At December 31, 2003, the minimum aggregate rental commitments under operating leases for the upcoming five years and thereafter are as follows:

Year ending December 31	Commitments
2004	$ 11,651,000
2005	10,888,000
2006	10,493,000
2007	9,987,000
2008	9,334,000
Thereafter	1,583,000

Certain rental commitments have renewal options extending through the year 2009 subject to adjustments in future periods.

Lessor Leases

The Company owns or leases numerous sites that are leased or subleased to franchisees. Buildings owned or leased that meet the criteria for operating leases are carried at the gross investment in the lease less unearned income. Unearned income is recognized in such a manner as to produce a constant periodic rate of return on the net investment. The typical lease period is 20 years and some leases contain renewal options. The franchisee is responsible for the payment of property taxes, insurance and maintenance costs related to the leased property.

Future minimum lease payment receivables under non-cancelable operating leasing arrangements as of December 31, 2003 are as follows:

Year ending December 31	Future minimum Lease Payment Receivables
2004	$ 10,846,000
2005	8,815,000
2006	6,647,000
2007	4,884,000
2008	3,451,000
Thereafter	341,000

Contingent rentals included in income for the years ended December 31, 2003 amounted to $13,623,000. The net investment is classified as real estate.

16. Financing Agreements

The Company maintains a revolving loan agreement with SunTrust Bank, Atlanta (the "Bank"). Under this agreement, which expires July 30, 2004, the Company can borrow up to $125,000,000 from the Bank. Interest on any Company borrowing accrues at an annual rate equal to the cost of funds for the Bank for the period applicable for the advance plus 0.225% or a rate quoted by the Bank to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $16,000 and $70,000 for the years ended December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, the Company had $0 payable to the Bank.

The Company maintains a revolving loan agreement with Bank of New York ("BONY"). Under this agreement, the Company can borrow up to $100,000,000 from BONY. Interest on any Company borrowing accrues at an annual rate equal to: (1) the cost of funds for BONY for the period applicable for the advance plus .35%, or (2) a rate quoted by BONY to the Company for the borrowing. Under this agreement, the Company incurred interest expense of $7,000 and $73,000 for the years ended December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, the Company had $0 payable to BONY.

The Company borrowed $1,899,331,000 and repaid $1,899,331,000 in 2003 and borrowed $4,103,074,000 and repaid $4,103,074,000 in 2002. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and exclude borrowings from reverse dollar repurchase agreements. Interest paid on borrowed money was $268,000 and $535,000 during 2003 and 2002, respectively.

The Company is the beneficiary of letters of credit totaling $458,531,000; terms of the letters of credit provide for automatic renewal for the following year at December 31, unless otherwise canceled or terminated by either party to the financing. The letters were unused during both 2003 and 2002.

17. Related Party Transactions

Affiliates

Management and services contracts and all cost sharing arrangements with other affiliated ING U.S. life insurance companies are allocated among companies in accordance with normal, generally accepted expense and cost allocation methods.

Inter-insurer Services Agreement: The Company has entered into a services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting and other services to each other. Net amount paid under these agreements was $125,174,000 and $96,966,000 for the years ended December 31, 2003 and 2002, respectively.

Investment Management: The Company has entered into an investment advisory agreement and an administrative services agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management and asset liability management services. Total fees under the agreement were approximately $44,759,000 and $36,041,000 for the years ended December 31, 2003 and 2002, respectively.

Reciprocal Loan Agreement: The Company maintains a reciprocal loan agreement with ING AIH, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which expires December 31, 2010, the Company and ING AIH can borrow up to $156,100,000 from one another. Interest on any borrowing is charged at the rate of ING AIH's cost of funds for the interest period plus .15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, the Company incurred interest expense of $245,000 and $391,000 and interest income of $423,000 and $1,194,000 for the year ended December 31, 2003 and 2002, respectively. At December 31, 2003, the Company had $0 payable to ING AIH and $23,600,000 receivable from ING AIH.

Tax Sharing Agreements: The Company has entered into federal tax sharing agreements with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns. The Company has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax or other tax return on a consolidated, combined or unitary basis.

Customer Services Agreement: The Company has entered into a services agreement with ING Financial Advisors ("ING FA") to provide certain administrative, management, professional advisory, consulting and other services to the Company for the benefit of its customers. Charges for these services are to be determined in accordance with fair value and reasonable standards with neither party realizing a profit nor incurring a loss as a result of the services provided to the Company. The Company will reimburse ING FA for direct and indirect costs incurred on behalf of the Company.

Guarantee Agreement: The Company, effective January 2002, entered into a Guarantee Agreement with two other ING Affiliates whereby it is jointly and severally liable for a $250,000,000 obligation of another ING affiliate, Security Life of Denver International Limited ("SLDI"). The Company's Board of Directors approved this transaction on April 25, 2002. The three affiliated life insurers were Security-Connecticut (subsequently merged into the Company on October 1, 2003), Security Life of Denver Insurance Company, and the Company. The joint and several guarantees of the two insurers are capped at $250,000,000. The States of Colorado and Minnesota did not disapprove the guarantee.

Assets and liabilities, and the related revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly-owned subsidiary of its parent.

18. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations ("NOLHGA") and the amount of premiums written in each state. The Company has recorded $2,637,000 and $710,000 for this liability as of December 31, 2003 and 2002. The Company has also recorded an asset/(liability) of $21,000 and $(598,000) as of December 31, 2003 and 2002, respectively, for future credits to premium taxes for assessments already paid.

19. Unpaid Accident and Health Claims

The change in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:

| | December 31 | |
	2003	2002
	(In Thousands)	
Balance at January 1	$ 1,186,221	$ 1,175,770
Less reinsurance recoverables	46,197	166,786
Net balance at January 1	1,140,024	1,008,984
Incurred related to:		
Current year	486,373	359,201
Prior years	(25,417)	74,988
Total incurred	460,956	434,189
Paid related to:		
Current year	203,752	212,147
Prior years	154,109	91,002
Total paid	357,861	303,149
Net balance at December 31	1,243,119	1,140,024
Plus reinsurance recoverables	40,164	46,197
Balance at December 31	$ 1,283,283	$ 1,186,221

The liability for unpaid accident and health claims and claim adjustment expenses is included in Accident and Health Reserves and Unpaid Claims.

20. Reconciliation to the Annual Statement

At December 31, 2002, differences in amounts reported in the 2002 Annual Statement, as revised, and amounts in the accompanying statutory-basis financial statements were due to the following:

	Net Income	Capital and Surplus
Amounts as reported in the 2002 NAIC Annual Statement	$ 129,450,000	$ 1,357,625,000
Effects of adopting the CARVM accounting policy change	(24,579,000)	-
Amounts as reported in the accompanying		
statutory basis financial statements	$ 104,871,000	$ 1,357,625,000

PART C - OTHER INFORMATION

Item 24.   Financial Statements and Exhibits
    (a)   Financial Statements:
        (1)   Part A
                Performance Information and Condensed Financial Information
        (2)   Included in Part B:
                Financial Statements of ReliaStar Select Variable Account:

- Report of Independent Auditors
- Statement of Assets and Liabilities as of December 31, 2003
- Statement of Operations for the year ended December 31, 2003
- Statements of Changes in Net Assets for the years ended December 31, 2003 and 2002
- Notes to Financial Statements

Financial Statements - Statutory-Basis of ReliaStar Life Insurance Company:

- Report of Independent Auditors
- Balance Sheets - Statutory Basis as of December 31, 2003 and 2002
- Statements of Operations - Statutory Basis for the years ended December 31, 2002 and 2001
- Changes in Capital and Surplus - Statutory Basis for the years ended December 31, 2003 and 2002
- Statements of Cash Flows - Statutory Basis for the years ended December 31, 2003 and 2002
- Notes to Financial Statements - Statutory Basis

    (b)   Exhibits
        (1)   (a)   Resolution of the Board of Directors of ReliaStar Life Insurance Company ("Depositor") authorizing the establishment of NWNL Select Variable Account ("Registrant"). (Incorporated by reference to Post-Effective Amendment No. 3 on Form N-4, File No. 33-69892, as filed on April 16, 1996.)
                (b)   Resolutions of the Board of Directors of Depositor changing the name of Registrant to ReliaStar Select Variable Account. (Incorporated by reference to Post-Effective No. 4 on Form N-4, File No. 33-69892, as filed on April 14, 1997.)
        (2)   Not Applicable.
        (3)   (a)   Form of General Distributor Agreement between Depositor and Washington Square Securities, Inc. ("WSSI"). (Incorporated by reference to Post-Effective Amendment No. 3 on Form N-4, File No. 33-69892, as filed on April 16, 1996.)
                (b)   Forms of Agreements between Depositor and Broker-Dealers with respect to the sale of Contracts. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4, File No. 33-69892, as filed on April 16, 1996.)
                (c)   Form of Broker-Dealer Agency Compensation Schedule. (Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4, File No. 33-69892, as filed on April 27, 1998.)
        (4)   (a)   Form of Contract. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4, File No. 33-69892, as filed on April 16, 1996.)
                (b)   Form of Roth IRA Rider. (Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4, File No. 33-69892, as filed on April 27, 1998.)
                (c)   Form of Waiver of Contingent Deferred Sales Charge Rider. (Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4, File No. 33-69892, as filed on April 27, 1998.)
                (d)   Form of Partial Waiver of Contingent Deferred Sales Charge Rider. (Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4, File No. 33-69892, as filed on April 27, 1998.)

(e) Form of Waiver of Annual Contract Charge Rider. (Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-4, File No. 33-69892, as filed on April 27, 1998.)

(f) Form of Modification Rider. (Incorporated by reference to Post-Effective Amendment No. 10 to Registration Statement on Form N-4, File No. 33-69892, as filed on April 16, 1999.)

(g) Form of Death Benefit and Owner Amendment. (Incorporated by reference to Post-Effective Amendment No. 10 to Registration Statement on Form N-4, File No. 33-69892, as filed on April 16, 1999.)

(5) (a) Contract Application Form. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4, File No. 33-69892, as filed on April 16, 1996.)

(b) Supplemental Application. (Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4, File No. 33-69892, as filed on April 17, 2000.)

(6) (a) Amended Articles of Incorporation of Depositor. (Incorporated by reference to Initial Registration Statement to Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(b) Amended By-Laws of Depositor. (Incorporated by reference to Initial Registration Statement to Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(7) Not Applicable

(8) (a) (i) Participation Agreement dated as of March 27, 2002 by and among ReliaStar Life Insurance Company, AIM Variable Insurance Products Fund, Inc., A I M Distributors, Inc. and WSSI. (Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(ii) Form of Amendment No. 1 to Participation Agreement by and among ReliaStar Life Insurance Company, AIM Variable Insurance Products Fund, Inc., AIM Distributors, Inc. and WSSI. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-47094, as filed on September 29, 2000.)

(iii) Amendment No. 2 to Participation Agreement by and among Reliastar Life Insurance Company, on behalf of itself and its separate accounts, AIM Variable Insurance Funds, Inc., A I M Distributors, Inc. and ING American Equities, Inc. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 33-57244, as filed on February 9, 2004.)

(iv) Administrative Services Agreement dated as of March 27, 2000 by and between ReliaStar Life Insurance Company and A I M Advisors, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No.333-105319, as filed on November 24, 2003.)

(b) (i) Participation Agreement dated as of August 8, 1997 by and between ReliaStar Life Insurance Company, The Alger American Fund and Fred Alger and Company, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(ii) Amendment dated as of March 28, 2000 to Participation Agreement by and among ReliaStar Life Insurance Company, The Alger American Fund and Fred Alger Management, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(iii)   Amendment dated as of October 11, 2000 to the Participation Agreement by and between ReliaStar Life Insurance Company, The Alger American Fund and Fred Alger Management, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(iv)   Amendment dated as of September 29, 2003 to Participation Agreement by and among The Alger American Fund, Fred Alger Management, Inc. and ReliaStar Life Insurance Company. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(v)   Service Agreement by and between ReliaStar Life Insurance Company and Fred Alger Management, Inc. (Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement on Form S-6, File No. 2-95392, as filed on August 4, 1997.)

(c)   (i)   Participation Agreement with Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation and Amendments Nos. 1-8. (Incorporated by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(ii)   Amendment dated as of July 24, 1997 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(iii)   Amendment No. 10 to Participation Agreement by and among ReliaStar Life Insurance Company, Variable Insurance Products Fund and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(iv)   Amendment No. 11 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity Variable Products Fund and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(v)   Amendment No. 12 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity Variable Products Fund and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(vi)   Amendment No. 13 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity Variable Products Fund and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 333-105319, as filed on April 15, 2004.)

(vii)   Participation Agreement dated as of January 1, 1991 by and among Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation and Amendments Nos. 1-7. (Incorporated by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(viii)   Amendment dated as of July 24, 1997 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(ix)	Amendment No. 9 to Participation Agreement with Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
(x)	Amendment No. 10 to Participation Agreement by and among the ReliaStar Life Insurance Company, Fidelity Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
(xi)	Amendment No. 11 to Participation Agreement by and among the ReliaStar Life Insurance Company, Fidelity Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
(xii)	Amendment No. 12 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity Variable Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 333-105319, as filed on April 15, 2004.)
(xiii)	Service Agreement dated January 1, 1997 by and between ReliaStar Life Insurance Company and Fidelity Investments Institutional Operations Company, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
(xiv)	Amendment effective as of April 1, 1999 to Service Agreement by and between ReliaStar Life Insurance Company and Fidelity Investments Institutional Operations Company, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
(xv)	Service Contract dated April 25, 1997 by and between Fidelity Distributors Corporation and Washington Square Securities, Inc.. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
(xvi)	Amendment dated April 1, 1999 to Service Contract by and between Fidelity Distributors Corporation and Washington Square Securities, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(d)	(i)	Participation Agreement dated May 1, 2001, by and between ReliaStar Life Insurance Company, Pilgrim Variable Products Trust and ING Pilgrim Securities, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)
	(ii)	Amendment to Participation Agreement dated as of August 30, 2002 by and among ReliaStar Life Insurance Company, ING Variable Products Trust and ING Funds Distributor, Inc. (Incorporated by reference to Post Effective Amendment No. 14 to Registration Statement on Form N-6, File No. 33-69892, as filed on October 11, 2002.)
	(iii)	Amendment to Participation Agreement by and among ReliaStar Life Insurance Company, ING Variable Products Trust and ING Funds Distributor, LLC. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 33-57244, as filed on February 9, 2004.)

(iv)   Administrative and Shareholder Services Agreement dated as of May 1, 2001 by and between ING Pilgrim Group, LLC and ReliaStar Life Insurance Company. (Incorporated by reference to Post Effective Amendment No. 3 to Registration Statement on Form S-6, File No. 333-69431, as filed on April 24, 2002.)

(iv)   Amendment to Administrative and Shareholder Service Agreement dated as of August 30, 2002 by and between ING Funds Services, LLC and ReliaStar Life Insurance Company. (Incorporated by reference to Post Effective Amendment No. 1 to Registration Statement on Form N-6, 333-92000, as filed on January 30, 2003.)

(e)   (i)   Participation Agreement dated August 8, 1997 by and between ReliaStar Life Insurance Company and Janus Aspen Series. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(ii)   Amendment to Participation Agreement by and between ReliaStar Life Insurance Company and Janus Aspen Series. (Incorporated by reference to Post Effective Amendment No. 1 to Registration Statement on Form S-6, File No. 33-57244, as filed on March 31, 2000.)

(iii)   Letter Agreement dated August 8, 1997 by and between ReliaStar Life Insurance Company and Janus Capital Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(iv)   Amendment, effective July 1, 2002, to Letter Agreement dated August 8, 1997 between ReliaStar Life Insurance Company and Janus Capital Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002.)

(f)   (i)   Participation Agreement dated as of August 8, 1997 by and between ReliaStar Life Insurance Company, Neuberger&Berman Advisers Management Trust and Neuberger&Berman Management Incorporated. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(ii)   Amendment No. 1 dated as of February 1, 1999 to Participation Agreement by and among ReliaStar Life Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(iii)   Addendum dated as of May 1, 2000 to Participation Agreement by and among ReliaStar Life Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

Amendment dated as of April 1, 2003 to Participation Agreement by and among ReliaStar Life Insurance Company, Neuberger Berman Advisers Management Trust and Neuberger Berman Management Inc. (Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-6, File No. 33-57244, as filed on December 12, 2003.)

(iv)   Letter Agreement dated as of July 28, 1997 by and between ReliaStar Life Insurance Company and Neuberger Berman Management Incorporated. (Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement on Form S-6, File No. 2-95392, as filed on August 4, 1997.)

Amendment dated as of April 1, 2003 to the Administrative Services Agreement by and between ReliaStar Life Insurance Company and Neuberger Berman Management Inc. (Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-6, File No. 33-57244, as filed on December 12, 2003.)

    (g)   (i)   Participation Agreement by and between ReliaStar Life Insurance Company, OCC Accumulation Trust and OCC Distributors, dated August 8, 1997. (Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement on Form S-6, File No. 2-95392, as filed on August 4, 1997.)

    (ii)   Letter Agreement dated August 8, 1997 by and between ReliaStar Life Insurance Company and OpCap Advisors. (Incorporated by reference to Post-Effective Amendment No. 21 on Form S-6, File No. 2-95392, as filed on August 4, 1997.)

    (h)   (i)   Participation Agreement with Putnam Capital Manager Trust and Putnam Mutual Funds Corp. and Amendments Nos. 1-2. (Incorporated by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

    (ii)   Amendment No. 3 to Participation Agreement with Putnam Capital Manager Trust and Putnam Mutual Funds Corp. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-47094, as filed on September 29, 2000.)

    (iii)   Amendment No. 4 to Participation Agreement by and among ReliaStar Life Insurance Company, Putnam Variable Trust and Putnam Mutual Funds Corp. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

    (iv)   Amendment No. 5 to Participation Agreement by and among ReliaStar Life Insurance Company, Putnam Variable Trust and Putnam Retail Management, L.P. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 333-105319, as filed on April 15, 2004.)

(9)   Opinion and Consent of Counsel.

(10)   Consent of Ernst and Young LLP - Independent Auditors

(11)   Not Applicable

(12)   Not Applicable

(13)   Schedules for Computation of Performance Quotations. (Incorporated by reference to Post-Effective Amendment No. 10 on Form N-4, File No. 33-69892, as filed on April 16, 1999.)

(14)   Powers of Attorney. (Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-2 of ING Life Insurance and Annuity Company (File No. 333-104456), as filed on April 5, 2004.)

Item 25.   <u>Directors and Principal Officers of the Depositor</u>

Name and Principal Business Address	Positions and Offices with Depositor
Thomas J. McInerney, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director, Chairman and Chief Executive Officer
Keith Gubbay, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director and President
David A. Wheat, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director, Senior Vice President and Chief Financial Officer
Jacques de Vaucleroy, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director and Senior Vice President
Kathleen A. Murphy, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director

Allan Baker, 151 Farmington Avenue, Hartford, CT 06156	Senior Vice President
Boyd G. Combs, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President, Tax
Robert W. Crispin, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President, Investments
Robert L. Francis, 6140 Stonehedge Mall Road, Suite 375, Pleasanton, CA 94588	Senior Vice President
James R. Gelder, 20 Washington Avenue South, Minneapolis, MN 55401.	Senior Vice President
Shaun P. Mathews, 151 Farmington Avenue, Hartford, CT 06156	Senior Vice President
Stephen J. Preston, 1475 Dunwoody Drive, West Chester, PA 19380	Senior Vice President
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Treasurer
Carol S. Stern, 1501 M Street, N.W., Suite 430, Washington, DC 20005	Vice President and Chief Compliance Officer
Craig A. Krogstad, 111 Washington Avenue S, Minneapolis, MN 55401	Vice President and Actuary
Pamela S. Anson, 2001 21st Avenue N.W., Minot, ND 58703	Vice President
Deborah Hancock, 1290 Broadway, Denver, CO 80203	Vice President
Laurie M. Tillinghast, 151 Farmington Avenue, Hartford, CT 06156	Vice President
Paula Cludray-Engelke, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary

Item 26.   Persons Controlled by or Under Common Control with the Depositor or Registrant

Incorporated herein by reference to Item 26 in Post-Effective Amendment No. 2 to Registration Statement on Form N-4 for Separate Account B of ING USA Annuity and Life Insurance Company (File No. 333-90516), as filed on April 9, 2004.

Item 27.   Number of Contract Owners

As of February 29, 2004 there were 15,484 owners of contracts holding interests in variable annuities funded through ReliaStar Select Variable Account.

Item 28.   Indemnification

Reference is hereby made to Section 5.01 of Depositor's Bylaws, incorporated by reference to this registration statement. The Bylaws of Depositor mandate indemnification by Depositor of its directors, officers and certain others under certain conditions.

Section 20 of the ING Financial Advisers, LLC Limited Liability Company Agreement provides that ING Financial Advisers, LLC will indemnify certain persons against any loss, damage, claim or expenses (including legal fees) incurred by such person if he is made a party or is threatened to be made a party to a suit or proceeding because he was a member, officer, director, employee or agent of ING Financial Advisers, LLC, as long as he acted in good faith on behalf of ING Financial Advisers, LLC and in a manner reasonably believed to be within the scope of his authority. An additional condition requires that no person shall be entitled to indemnity if his loss, damage, claim or expense was incurred by reason of his gross negligence or willful misconduct. This indemnity provision is authorized by and is consistent with Title 8, Section 145 of the General Corporation Law of the State of Delaware.

Under its Bylaws, Section 5.01, ReliaStar Life Insurance Company ("ReliaStar Life") indemnifies, to the full extent permitted by the laws of the State of Minnesota, each person (and the heirs, executors and administrators of such person) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, wherever brought, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or employee of ReliaStar Life, or is or was serving at the request of ReliaStar Life as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of ReliaStar Life pursuant to such provisions of the bylaws or statutes or otherwise, ReliaStar Life has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by ReliaStar Life of expenses incurred or paid by a director or officer or controlling person of ReliaStar Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of ReliaStar Life in connection with the securities being registered, ReliaStar Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

A corporation may procure indemnification insurance on behalf of an individual who was a director of the corporation. Consistent with the laws of the State of Minnesota, ING Groep N.V. maintains an umbrella insurance policy issued by an international insurer. The policy covers ING Groep N.V. and any company in which ING Groep N.V. has a controlling interest of 50% or more. This would encompass the Principal Underwriter as well as the Depositor. The policy provides for the following types of coverage: errors and omissions, directors and officers, employment practices, fiduciary and fidelity.

Item 29. Principal Underwriter
(a) Effective January 1, 2004, ING Financial Advisers, LLC became the distributor and principal underwriter of the Contracts. ING Financial Advisers, LLC also acts as the principal distributor and underwriter of:
- variable annuity contracts issued by ReliaStar Life Insurance Company of New York through the ReliaStar Life Insurance Company of New York Variable Annuity Separate Account II, a separate account of ReliaStar Life Insurance Company of New York registered as a unit investment trust under the Investment Company Act of 1940;
- variable annuity contracts issued by ReliaStar Life Insurance Company through the MFS ReliaStar Variable Account, a separate account of ReliaStar Life Insurance Company registered as a unit investment trust under the Investment Company Act of 1940;
- variable annuity contracts issued by ReliaStar Life Insurance Company through the Northstar Variable Account, a separate account of ReliaStar Life Insurance Company registered as a unit investment trust under the Investment Company Act of 1940;
- ReliaStar Life Insurance Company of New York Variable Annuity Funds A, B, C, a management investment company registered under the Investment Company Act of 1940;
- ReliaStar Life Insurance Company of New York through the ReliaStar Life Insurance Company of New York Variable Annuity Funds D, E, F, G, H, I, a management investment company registered under the Investment Company Act of 1940;
- ReliaStar Life Insurance Company of New York through the Variable Annuity Funds M, P, Q, a management investment company registered under the Investment Company Act of 1940;
- ReliaStar Life Insurance Company of New York through the Variable Annuity Funds M, P, a management investment company registered under the Investment Company Act of 1940;
- variable annuity contracts issued by ReliaStar Life Insurance Company through Separate Account N, a separate account registered as a unit investment trust under the Investment company Act of 1940;

- ING Partners, Inc. (a management investment company registered under the Investment company Act of 1940 (1940Act));
- variable annuity contracts issued by ING Life Insurance and Annuity Company (ILIAC) through Variable Life Account B, Variable Account C, Variable Annuity Account B, Variable Annuity Account C and Variable Annuity Account G , separate accounts of ILIAC registered as unit investment trusts through the 1940 Act; and
- variable annuity contracts issued by ING Insurance Company of America (IICA) through Variable Annuity Account I, a separate account of IICA registered as a unit investment trust under the 1940 Act.

Prior to January 1, 2004, Washington Square Securities, Inc. ("WSSI"), a Minnesota corporation and an affiliate of ours, was the distributor and principal underwriter for the contracts.

(b)   The following are the directors and officers of the Principal Underwriter:

Name and Principal Business Address	Positions and Offices with Principal Underwriter
Ronald R. Barhorst, 7676 Hazard Ctr. Dr. San Diego, CA 92108	President and Director
Robert L. Frances, 6140 Stonehedge Mall Rd., Ste. 375, Pleasanton, CA94588	Senior Vice President and Director
Shaun Mathews, 151 Farmington Avenue, Hartford, CT 06156	Senior Vice President and Director
Alan Baker, 151 Farmington Avenue, Hartford, CT 06156	Senior Vice President
Boyd G. Combs, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Senior Vice President and Chief Tax Officer
Susan J. Stamm, 151 Farmington Avenue, Hartford, CT 06156	Chief Financial Officer
Maryellen R. Allen, 151 Farmington Avenue, Hartford, CT 06156	Vice President
Douglas J. Ambrose, 6140 Stonehedge Mall Rd., Ste. 375, Pleasanton, CA94588	Vice President
Louis E. Bachetti, 581 Main Street, 4th Floor, Woodbridge, NJ 07095	Vice President
Robert H. Barley, 151 Farmington Avenue, Hartford, CT 06156	Vice President
David A. Brounley, 151 Farmington Avenue, Hartford, CT 06156	Vice President
Kathleen Carey-Reid, 151 Farmington Avenue, Hartford, CT 06156	Vice President
Brian D. Comer, 151 Farmington Avenue, Hartford, CT 06156	Vice President
Keith J. Green, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Vice President
Brian K. Haendiges, 151 Farmington Avenue, Hartford, CT 06156	Vice President
Bernard P. Heffernon, 10740 Nall Avenue, Ste. 120, Overland Park, KS 66211	Vice President
William S. Jasien, 12701 Fair Lakes Circle, Ste 470, Fairfax, VA 22033	Vice President
David A. Kelsey, 151 Farmington Avenue, Hartford, CT 06156	Vice President
Mary Ann Langevin, 151 Farmington Avenue, Hartford, CT 06156	Vice President
Christina Lareau, 151 Farmington Avenue, Hartford, CT 06156	Vice President
Katherine E. Lewis, 2675 N Mayfair Road, Ste501,	Vice President

Milwaukee, WI 53226	
Susan J. K. Kewis, 16520 Ventura Boulevard, Ste 600, Encino, CA 91436	
David J. Linney, 2900 N. Loop W, Ste 180, Houston, TX 77092	Vice President
Frederick C. Litow, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Vice President
Mark R. Luckinbill, 2841 Plaza Place, Ste. 210, Raleigh, NC 27612	Vice President
Christine, C. Marcks, 151 Farmington Avenue, Hartford, CT 06156	Vice President
Richard T. Mason, 440 S Warren Street, Ste 702, Syracuse, NY 13202	Vice President
Pamela L. Mulvey, 151 Farmington Avenue, Hartford, CT 06156	Vice President
Scott T. Neeb, 6140 Stonehedge Mall Road, Ste 375, Pleasanton, CA 94588	Vice President
Ethel Pippin, 151 Farmington Avenue, Hartford, CT 06156	Vice President
Deborah Rubin, 12701 Fair Lakes Circle, Ste 470, Fairfax, VA 22033	Vice President
Frank W. Snodgrass, 150 4th Avenue, N, Ste 410, Nashville, TN 37219	Vice President
Terran Titus, 151 Farmington Avenue, Hartford, CT 06156	Vice President
Bess B. Tyman, 151 Farmington Avenue, Hartford, CT 06156	Vice President
S. Bradford Vaughan, Jr., 601 Union Street, Ste 810, Seattle, WA 98101	Vice President
Judeen T. Wrinn, 151 Farmington Avenue, Hartford, CT 06156	Vice President
Therese M. Squillacote, 151 Farmington Avenue, Hartford, CT 06156	Vice President and Chief Compliance Officer
David S. Pendergrass, 6140 Stonehedge Mall Road, Ste 375, Pleasanton, CA 94588	Vice President and Treasurer
Joseph J. Elmy, 151 Farmington Avenue, Hartford, CT 06156	Vice President, Tax
Paula Cludray-Engelke, 151 Farmington Avenue, Hartford, CT 06156	Secretary
Loralee A. Renelt, 20 Washington Avenue S, Minneapolis, MN 55401	Assistant Secretary
John F. Todd, 151 Farmington Avenue, Hartford, CT 06156	Assistant Secretary
Robert J. Scalise, 151 Farmington Avenue, Hartford, CT 06156	Assistant Treasurer
Glenn A. Black, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Tax Officer
G. Michael Fell, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Tax Officer
Terry L. Owens, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Tax Officer
James Taylor, 5780 Powers Ferry Road, N.W., Atlanta, GA 30327-4390	Tax Officer

(c)   Compensation from January 1, 2003 to December 31, 2003:

(1)	(2)	(3)	(4)	(5)

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation*
Washington Square Securities, Inc.				$497,930.14

* Represents total compensation paid to Washington Square Securities, Inc..

Item 30. <u>Location of Accounts and Records</u>

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are located at the home office of the Depositor as follows:

ReliaStar Life Insurance Company
20 Washington Avenue South
Minneapolis, Minnesota 55401

Item 31. <u>Management Services</u>
Not Applicable

Item 32. <u>Undertakings</u>

Registrant hereby undertakes:

(a) to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;

(b) to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information or a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

(d) The Company hereby represents that it is relying upon and complies with the provisions of Paragraphs (1) through (4) of the SEC Staff's No-Action Letter dated November 28, 1988 with respect to language concerning withdrawal restrictions applicable to plans established pursuant to Section 403(b) of the Internal Revenue Code. See American Counsel of Life Insurance; SEC No-Action Letter, [1988 WL 1235221 *13 (S.E.C.)]

(e) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(f)   ReliaStar Life Insurance Company represents that the fees and charges deducted under the variable annuity contract described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, expenses expected to be incurred, and the risks assumed by ReliaStar Life Insurance Company under the contracts. ReliaStar Life Insurance Company bases this representation on its assessment of such factors as the nature and extent of the such services, expenses and risks, the need for the ReliaStar Life Insurance Company to earn a profit and the range of such fees and charges within the insurance industry.

(g)   The Depositor and Registrant rely on SEC regulation.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, ReliaStar Select Variable Account of ReliaStar Life Insurance Company, certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 16 to this Registration Statement on Form N-4 (File No. 33-69892) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford and in the State of Connecticut on the28[th] day of April, 2004.

RELIASTAR SELECT VARIABLE ACCOUNT
(Registrant)

By: **RELIASTAR LIFE INSURANCE COMPANY**
(Depositor)

By: Thomas J. McInerney*
Thomas J. McInerney
Chairman and Chief Executive Officer
(principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 16 has been signed below by the following persons in the capacities indicated and on the date indicated.

Signature	**Title**	**Date**
Thomas J. McInerney* Thomas J. McInerney	Director, Chairman and Chief Executive Officer (principal executive officer)	
Keith Gubbay* Keith Gubbay	Director and President	
Jacques de Vaucleroy* Jacques de Vaucleroy	Director	April, 28, 2004
Kathleen A. Murphy* Kathleen A. Murphy	Director	
David Wheat* David Wheat	Director, Senior Vice President and Chief Financial Officer (principal accounting and financial officer)	

By: /s/ J. Neil McMurdie
J. Neil McMurdie
*Attorney-in-Fact

EXHIBIT INDEX